UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

02014064

783280

February 7, 2002

NO ACT
P.E 12-18-01
1-09044

Act 1934
Section
Rule 14A-8
Public Availability 2/7/2002

George C. Gaskin
Long Aldridge & Norman LLP
303 Peachtree Street
Suite 5300
Atlanta, GA 30308

Re: Duke Realty Corporation
Incoming letter dated December 18, 2001

Dear Mr. Gaskin:

This is in response to your letters dated December 18, 2001 and January 18, 2002 concerning the shareholder proposal submitted to Duke Realty by the Service Employees International Union. We also have received letters from the proponent dated January 3, 2002 and January 31, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Steve Abrect
Director, Capital Stewardship Program
Service Employees International Union
1313 L. Street N.W.
Washington, D.C. 20005

PROCESSED
FEB 15 2002
THOMSON
FINANCIAL

LONG ALDRIDGE & NORMAN LLP
ATTORNEYS AT LAW

GEORGE C. GASKIN
(404) 527-8363

EMAIL ADDRESS
ggaskin@lanlaw.com

January 18, 2002

VIA FEDERAL EXPRESS

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal of the Service Employees International Union; Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, our client, Duke Realty Corporation ("Duke"), submitted a no-action request (the "No-Action Request") to the Securities and Exchange Commission (the "Commission") on December 18, 2001 regarding its decision to omit from its proxy statement and form of proxy for Duke's 2002 Annual Meeting of Shareholders (collectively, the "2002 Proxy Materials") a shareholder proposal (the "Proposal") and statement in support thereof received from the Service Employees International Union (the "Proponent"). The Proponent responded to the No-Action Request by letter dated January 3, 2002 (the "Response Letter"). We hereby submit on behalf of Duke this further information in reply to the Response Letter.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. The attachments consist of the following:

1. A copy of Duke's No-Action Request letter for reference purposes (without the attachments to that letter); and

2. A copy of the Proponent's Response Letter regarding Duke's No-Action Request.

Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments are being mailed on this date to the Proponent.

In its No-Action Request, Duke requested that the staff of the Commission (the "Staff") concur with Duke's decision to exclude the Proposal from the 2002 Proxy Materials because the Proponent failed to provide the requisite proof of continuous ownership of Duke common stock required by Rule 14a-8(b). As noted in both the Proponent's Response Letter and Duke's No-Action Request, Duke notified the Proponent of the failure by letter dated November 21, 2001 (the "Defect Letter"), not more than 11 days after Duke received the Proposal.

On December 3, 2001, the Proponent responded to Duke's Defect Letter and sought to show continuous ownership of Duke stock by providing to Duke monthly account statements from Fidelity Investments ("Fidelity"), with whom the Proponent has an on-line trading account. In Proponent's December 3, 2001 letter that accompanied the monthly account statements, Proponent did not notify Duke that Fidelity, as the record holder of the securities in the Proponent's account, was refusing to provide the Proponent with the verification letter typically provided by record holders regarding proof of continuous stock ownership by beneficial owners such as the Proponent. Rather, the first time that Duke received information regarding Fidelity's refusal was in the Response Letter, and consisted only of the Proponent's unsubstantiated statement regarding Fidelity's refusal, as opposed to written affirmation from Fidelity that it would not provide such verification.

Thus, Duke must rely solely upon the Proponent's word that it has not complied with Rule 14a-8(b) because of inaction on Fidelity's part, as opposed to the Proponent's failure to request and obtain the required verification from Fidelity. We find it difficult to believe that a large and respected institution such as Fidelity would be unwilling to provide written verification of the holdings in a customer's account. In fact, we have been informed by the Fidelity Customer Service Department that a written request may be made to Fidelity's "Account Verification Department" requesting written verification of the type of information required to provide the proof of ownership needed under Rule 14a-8. Further, even assuming that Fidelity will not provide "written documentation" to the Proponent or to anyone else regarding the securities held in the Proponent's account, this does not mean that Fidelity does not typically provide such verification, and raises a concern on Duke's part as to the reason why Fidelity will not provide the verification in this situation. Perhaps Fidelity does not believe that it *can* verify the continuous stock ownership of the Proponent as required by Rule 14a-8(b).

The Proponent argues that the monthly investment statements submitted to Duke provide the "written statement from the 'record' holder" required by Rule 14a-8(b). We disagree, and note three important points. First, the investment statements do not even verify that Fidelity is, in fact, the record holder. The only evidence that Duke has regarding the identity of the record holder of the Proponent's shares is the unsubstantiated statement of Proponent in its Response Letter.

Second, as stated in question c.(2) of Section C.1. of Staff Legal Bulletin No. 14 (available July 13, 2001) (the "Bulletin"), the written statement must be an "affirmative" written statement of the record holder that "specifically verifies" the continuous ownership. Along with the corresponding requirement that the shareholder state an intention to hold the shares until the shareholders meeting, the implication is that the record holder or shareholder, as applicable, must provide a specific assertion as to the required information in writing. Fourteen months of investment statements do not provide such an "affirmative written statement" or specific verification.

We also respectfully disagree with Proponents interpretation of question c.(2) that the Commission's prohibition regarding brokerage investment statements only applies to "snapshot" – type statements and not to "periodic" statements of the type that the Proponent has provided Duke. We believe that the reference to "periodic" statements merely refers to those which cover a *period* of time, such as a month or a quarter. Contrary to the Proponents assertion, there is no clear indication that the Commission's prohibition refers to statements that only present a "snapshot" view of an account at the end of the month. Instead, the clear inference seems to be that a periodic investment statement is *not* the type of "affirmative written statement" that the Commission requires as proof of ownership under Rule 14a-8(b).

Third, requiring Duke to sort through fourteen months of investment statements and transaction reports in an attempt to verify the Proponent's ownership in Duke is clearly not consistent with the policy of Rule 14a-8 and its respective requirements on both Duke and the Proponent. Rule 14a-8 seeks to split between Duke and the Proponent the burdens of submitting and responding to the Proposal. With respect to verification of ownership, the burden falls upon the Proponent to verify ownership unless it is the record holder, in which case Duke should be able to do so relatively easily from its records. As stated in the Bulletin, "In the event that the shareholder is not the registered holder, the shareholder is responsible for proving his or her eligibility to submit a proposal to the company."[1] In this instance, Rule 14a-8(b) provides very straightforward requirements for the types of verification that the Proponent must provide if it is not the record owner. By requiring Duke to take the extra step of digging through over a year's worth of investment statements, the Proponent is attempting to shift the verification burden back onto Duke.

If the Staff accepts the Proponent's arguments that the monthly statements suffice as proof of ownership, then this will reflect a shift in the burdens placed by Rule 14a-8 and a change in the generally understood requirements under Rule 14a-8(b), as supported by the Bulletin. It will also create added confusion as to which types of investment statements are sufficient proof of ownership, how much detail the statements must provide, and who is the actual record holder of the stock. The clear cut requirement of a specific, affirmative statement from the record holder is intended to avoid this confusion. Even an institution which is not a "full-service brokerage" firm or which does not provide "private banking services," assuming

[1] Staff Legal Bulletin No. 14 (available July 13, 2001) at Section C.1.c.

such institution is also the record holder of the shares, should be able to provide its customers with the simple verification statement required by Rule 14a-8(b).

The Proponent cites the recent no-action letter Drexler Technology Corporation (available August 23, 2001) as one in which the Staff *appears* to have concluded that brokerage account statements were sufficient for verifying stock ownership. However, as the Proponent correctly acknowledges, the Staff does not provide its reasons for its positions in no-action letters, and therefore there is no way to confirm whether the no-action request was denied because the Staff believed that the account statements were sufficient or because of other reasons. Furthermore, we note that Drexler Technology Corporation failed to submit its no-action request to the Commission at least 80 days prior to the proposed mailing date for its proxy statement, as required by Rule 14a-8(j). We understand that the Staff rarely grants an exception to the 80-day requirement, and therefore this failure on Drexler's part could have provided the basis for the Staff's denial of Drexler's no-action request.

***

Based upon the foregoing and upon the information set forth in our No-Action Request, Duke respectfully reiterates its request for the Staff's concurrence with its decision to omit the Proposal from the 2002 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this letter. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (404) 527-8363, or Howard L. Feinsand, Duke's General Counsel, at (770) 717-3267, if we can be of any further assistance in this matter.

Very truly yours,

George C. Gaskin

cc: Howard L. Feinsand, Esq.
John R. Gaskin, Esq.
Duke Realty Corporation
Stacy S. Ingram, Esq.
Long Aldridge & Norman LLP

LONG ALDRIDGE
& NORMAN LLP
ATTORNEYS AT LAW

December 18, 2001

VIA FEDERAL EXPRESS

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal of the Service Employees International Union
Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, Duke Realty Corporation ("Duke"), to omit from its proxy statement and form of proxy for Duke's 2002 Annual Meeting of Shareholders (collectively, the "2002 Proxy Materials") a shareholder proposal (the "Proposal") and statement in support thereof (the "Supporting Statement")[1] received from the Service Employees International Union (the "Proponent"). The Proposal calls for Duke's Board of Directors to take the necessary steps to declassify its Board of Directors. A copy of the Proposal and Supporting Statement are attached to this letter as Exhibit A.

Duke believes that the Proposal may be excluded from the 2002 Proxy Materials pursuant to Rule 14a-8(b) and 14a-8(f) because the Proponent has not proven continuous ownership of at least $2,000 of Duke securities for the required one year period, as described in more detail below. We respectfully request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any type of enforcement action if Duke omits the Proposal from the 2002 Proxy Materials. If, however, the Staff does not concur that the Proposal may be excluded pursuant to Rule 14a-8(b) and 14a-8(f), then Duke believes that the Supporting Statement violates Rule 14a-9 because contains materially false and misleading statement and, therefore, based upon Rule 14a-8(i)(3), the Proposal must be revised before it can be included in Duke's 2002 Proxy Materials.

[1] The proposal and statement of support from the Service Employees International Union that we refer to in this letter is the revised version sent to Duke on December 4, 2001. The revised proposal and statement of support corrects factual inaccuracies in the original, which was sent to Duke on November 10, 2001.

303 PEACHTREE STREET • SUITE 5300
ATLANTA, GEORGIA 30308
404 527-4000 • FACSIMILE 404 527-4198

WASHINGTON, D.C. OFFICE
701 PENNSYLVANIA AVENUE, N.W. • SUITE 600
WASHINGTON, D.C. 20004
202 624-1200 • FACSIMILE 202 624-1298

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. The attachments include the following:

1. Exhibit A, which includes the full text of the Proposal and its supporting statement;

2. A letter dated November 10, 2001 from the Proponent regarding the Proposal, with attached monthly investment statements from Fidelity Investments;

3. A letter dated November 21, 2001 to the Proponent notifying it of procedural defects and certain factual inaccuracies with respect to the Proposal, with confirmation of the Proponent's receipt of the facsimile transmission;

4. A letter dated December 3, 2001 from the Proponent with attached monthly investment statements from Fidelity purporting to provide the requires proof of ownership; and

5. A letter dated December 4, 2001 from the Proponent containing a revised proposal correcting certain factual inaccuracies in the original Proposal.

Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments are being mailed on this date to the Proponent, informing it of Duke's intention to omit the Proposals and the Supporting Statements from the 2002 Proxy Materials. Duke intends to begin distribution of its definitive 2002 Proxy Materials on or after March 18, 2002. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before Duke files its definitive materials and form of proxy with the Securities and Exchange Commission.

1. The Proponent Has Not Complied with the Eligibility Requirements of Rule 14a-8(b)

Rule 14a-8(b) requires a shareholder who submits a proposal to provide the company with, among other things, evidence that the shareholder has continuously held its stock for at least one year as of the date the shareholder submits the proposal. Duke received the Proposal on November 10, 2001. The original version of the Proposal contained two defects under Rule 14a-8(b). First, the proof of the time period of ownership was not sufficient. The cover letter from Proponent states that Duke should refer to enclosed statements from Fidelity Investments as proof of Proponent's ownership. The attached monthly statements cover the period from September 1, 2000 to September 30, 2001, and have been redacted to show only the shares of Duke stock in the account. Pursuant to Rule 14a-8(b)(1), the period of ownership must continue through November 10, the date the Proposal was submitted to Duke.

Second, the form of verification itself was insufficient. According to Rule 14a-8(b)(2) and Section C of the Division of Corporation Finance Staff Legal Bulletin No. 14 (available July 13, 2001) ("Legal Bulletin No. 14"), if the shareholder is not the record holder of a company's stock, verification of ownership may be provided by one of two methods: (1) by a letter from the record holder verifying continuous ownership by the shareholder for one year, or (2) by a Schedule 13D, Schedule 13G, Form 4 or Form 5 filed by the shareholder. Question C(2) of Legal Bulletin No. 14 specifically states that periodic investment statements are not sufficient to provide proof of continuous ownership. Therefore, the Proponent has not provided sufficient proof of ownership because it is not a record holder of Duke's stock, has not filed a Schedule 13D, Schedule 13G, Form 4 or Form 5, and has not provided a letter from the record holder verifying continuous ownership.

Because of the insufficient verification of ownership, on November 21, 2001, no more than 11 days after receiving the Proposal, we sent a letter to Proponent on Duke's behalf notifying Proponent of the defects and requesting the required verification. The letter specifically stated that monthly investment statements do not provide sufficient verification of continuous ownership and directed Proponent to Question C(2) of Legal Bulletin No. 14 in support of that fact. The letter also notified the Proponent of certain factual inaccuracies in the Proposal and Supporting Statement. In the letter, we notified Proponent that it had 14 calendar days from receipt of the letter to correct the defect. The letter was sent to Mr. Steve Abrecht, as requested by Proponent, by facsimile, with a copy by U.S. mail. The Proponent's receipt of the facsimile transmission was confirmed.

On December 3, 2001, Duke received a letter from Proponent containing, as proof of ownership, monthly investment statements from Fidelity Investments for the period from September 1, 2000 through November 30, 2001.[2] These statements differ from the statements originally provided only in that they also contain a list of the transactions that occurred in the account in each month.

As discussed above, Question C(2) of Legal Bulletin No. 14 specifically states that monthly investment statements do not demonstrate sufficiently continuous ownership of the securities. "A shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal." As of the date of this letter, Duke has not received such a letter. Therefore, because the Proponent has not provided the proof of continuous ownership required by Rule 14a-8(b), Duke respectfully requests that the Staff concur with Duke's decision to omit the Proposal from the 2002 Proxy Materials.

2. If the Proposal Is Included, the Supporting Statement Must Be Revised under Rule 14a-8(i)(3) Because It Contains Misleading Statements in Violation of the Proxy Rules.

The Supporting Statement is materially false and misleading because it contains broad assertions of fact without any supporting evidence. These assertions appear in two basic

[2] The December 3' 2001 letter also stated that it contained a revised Proposal correcting the factual inaccuracies in the original Proposal. However, the revised proposal was inadvertently omitted from that letter, and was subsequently sent to Duke by letter dated December 4, 2001.

contexts. The first involves statements concerning the purported effects of a staggered board and purported benefits of declassification. The following portions of the Supporting Statement reflect these statements:

- The last two statements of the first paragraph state: "Concerns that the annual election of Directors would leave Duke Realty Corporation without experienced board members in the event that all incumbents are voted out are unfounded. If the owners should choose to replace the entire board, it would be obvious that the incumbent Directors' contributions were not valued."

- The first sentence of the second paragraph states: "A classified board of Directors protects the incumbency of the board of Directors and current management, which in turn limits accountability to stockholders."

Each of these statements is unsubstantiated. Shareholders will not be able to evaluate the merits of the Proposal because the Proponent has not offered any factual support for the statements above. Without any credible data upon which to rely, these statements are no more than the Proponent's opinion. These statements as written are materially false or misleading and should be excluded from the 2002 Proxy Statement, unless they are recast as the Proponent's opinions. For example, earlier this year DT Industries, Inc. received a proposal substantially similar to the Proposal received by Duke. In response to DT Industries' no-action request, the Staff required the shareholder proponent to revise statements similar or identical to the statements listed above, to recast those statements as the shareholder's opinions.[3] See DT Industries, Inc. (available September 4, 2001).

The second context in which these assertions of fact occur relates to the treatment of staggered boards by other companies. The third paragraph of the Supporting Statement states:

> "Classified boards like ours have become increasingly unpopular in recent years. Last year a majority of shareholders supported proposals asking their boards to repeal classified board structures at a number of respected companies, including Kroger, Merck, Airborne, Albertson's, Inc., U.S. Bancorp, Delphi Automotive, Maytag, United Health Group, Wisconsin Energy, and Alaska Air Group."

The first sentence of this paragraph, like the sentences referred to above, is unsubstantiated and is simply the opinion of Proponent. The Staff required the shareholder proponent in DT Industries, Inc. (cited above) to recast the exact same statement as the shareholder's opinion.

---

[3] The Staff has also permitted the exclusion of statements that are misleading because they assert opinions of the proponent as fact. See Home Depot, Inc. (available April 4, 2000) and Ferro Corporation (available January 28, 1997).

The second sentence of this paragraph is misleading in several respects. First, it provides no factual support or source for its claim that the majority of the shareholders of the listed companies supported proposals to repeal classified board structures. In DT Industries, the Staff required the shareholder proponent to provide factual support in the form of a specific citation and publication date for a statement similar to the sentence above. Second, it is unclear what "majority" means. Proponent's statement implies that a majority of all shareholders voted in favor of the proposals, when in fact for most of the companies listed, only a majority of the shareholders present at the meeting voted for the proposal. Finally, even though the shareholders of a number of the companies cited might have approved the proposal, the approval of the proposal is merely a recommendation to the board of directors to take action. In order to effectuate the recommended declassifications, each respective board of directors would need to vote in favor of an amendment to the charter and/or bylaw provisions relating to classified boards, and the shareholders would need to have an additional vote to amend the charter. The statement, as currently written, implies that the companies cited have eliminated their classified boards when that is not necessarily the case.

For each of the foregoing reasons, Duke believes that, if the Proposal cannot be excluded pursuant to Rule 14a-8(b), then the Supporting Statement must be revised pursuant to Rule 14a-8(i)(3) before it may be included in Dukes 2002 Proxy Materials.

***

Based on the foregoing, Duke respectfully requests the Staff's concurrence with its decision to omit the Proposal from the 2002 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this letter. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (404) 527-8363, or Howard L. Feinsand, Duke's General Counsel, at (770) 717-3267, if we can be of any further assistance in this matter.

Sincerely,

George C. Gaskin

cc: Howard L. Feinsand, Esq.
John R. Gaskin, Esq.

EXHIBIT A

SHAREHOLDER PROPOSAL

RESOLVED: That the shareholders of Duke Realty Corporation urge the Board of Directors take the necessary steps to declassify the Board of Directors for the purpose of Director elections. The Board declassification shall be done in a manner that does not affect the unexpired terms of Directors previously elected.

SUPPORTING STATEMENT

We believe the election of Directors is the most powerful way that shareholders influence the strategic direction of our company. Currently the Board of Directors of Duke Realty Corporation is divided into three classes serving staggered three-year terms. It is our belief that the classification of the Board of Directors is not in the best interests of Duke Realty Corporation and its shareholders. The elimination of the staggered board would require each Director to stand for election annually. This procedure would allow shareholders an opportunity to annually register their views on the performance of the board collectively and each Director individually. Concerns that the annual election of Directors would leave Duke Realty Corporation without experienced board members in the event that all incumbents are voted out are unfounded. If the owners should choose to replace the entire board, it would be obvious that the incumbent Directors' contributions were not valued.

A classified board of Directors protects the incumbency of the board of Directors and current management, which in turn limits accountability to stockholders. It is our belief Duke Realty Corporation corporate governance procedures and practices, and the level of management accountability they impose, are related to the financial performance of the company. While Duke Realty Corporation's current performance is good, we believe sound corporate governance practices, such as the annual election of Directors, will impose the level of management accountability necessary to help insure that a good performance record continues over the long term.

Classified boards like ours have become increasingly unpopular in recent years. Last year a majority of shareholders supported proposals asking their boards to repeal classified board structures at a number of respected companies, including Kroger, Merck, Airborne, Albertson's Inc., U.S. Bancorp, Delphi Automotive, Maytag, United Health Group, Wisconsin Energy, and Alaska Air Group.

For a greater voice in the governance of Duke Realty Corporation and annual Board of Directors accountability we ask shareholder to vote YES on this proposal.

LONG ALDRIDGE & NORMAN LLP

ATTORNEYS AT LAW

FACSIMILE TRANSMITTAL

Confidentiality Note: The information contained in this facsimile is legally privileged and confidential information intended only for the use of the individual or entity named below. If the reader of this message is not the intended recipient, you are hereby notified that any dissemination, distribution or copy of this telecopy is strictly prohibited. If you have received this telecopy in error, please immediately notify us by telephone and return the original message to us at the address to the right via the United States Post Office. Thank you.

LONG ALDRIDGE & NORMAN LLP
SUITE 5300
303 PEACHTREE STREET, N.E.
ATLANTA, GA. 30308
(404) 527-4000
(404) 527-4198 FAX
ATLANTA@LANLAW.COM

Date: November 21, 2001

To:

Name/Company	Fax No.	Phone No.
Mr. Steve Abrecht Service Employees International	202 842-0046	
Ms. Anna Burger Service Employees International Union	202 898-3402	

From: George C. Gaskin **Phone:** (404) 527-8363

Re:

Number of Pages (including cover): 3

Message:

User No.	107	Client/Matter No.:	8750.006

If transmission is unclear or incomplete, please call sender at the above phone number.

ATLANTA:4365776.1

Duke Realty / Shareholder Proposal

LONG ALDRIDGE & NORMAN LLP

ATTORNEYS AT LAW

GEORGE C. GASKIN
(404) 527-8363

EMAIL ADDRESS
ggaskin@lanlaw.com

November 21, 2001

VIA FACSIMILE (202) 842-0046
CONFIRMATION VIA U.S. MAIL

Mr. Steve Abrecht
Director of Benefits
Service Employees International Union
1313 L Street, N.W.
Washington, D.C. 20005

Re: Shareholder Proposal - Notice of Defect

Dear Mr. Abrecht:

Pursuant to Rule 14a-8(f) of Regulation 14A promulgated under Securities Exchange Act of 1934, as amended, I am responding on behalf of Duke Realty Corporation ("DRC") to the shareholder proposal (the "Proposal") dated November 10, 2001 that DRC received from the Service Employees International Union (the "Union").

Please be advised that the Proposal is defective. As of the date hereof, DRC has not received from the record holder of DRC's common stock the appropriate verification letter of the Union's beneficial ownership of such common stock. A monthly investment statement does not demonstrate sufficiently continuous ownership by the Union of DRC's common stock. See Securities and Exchange Commission Division of Corporation Finance Staff Legal Bulletin No. 14 (available July 13, 2001), Section C, question c(2).

In addition, I wish to inform you of certain factual inaccuracies in the Union's Proposal. First, DRC's corporate name has been changed to Duke Realty Corporation. Second, DRC's Board members are referred to as Directors, not Trustees.

In accordance with Rule 14a-8(f), the Union has fourteen calendar days from receipt of this letter to correct the above-referenced defect. All future correspondence should be directed to John R. Gaskin, Esq., Secretary of DRC, at the address noted below, with a courtesy copy sent to my attention.

Please feel free to contact me if you have any questions.

Very truly yours,

George C. Gaskin

GCG:smb

cc: Ms. Anna Burger
International Secretary - Treasurer
Service Employees International Union
1313 L Street, N.W.
Washington, D.C. 20005

John R. Gaskin, Esq.
Secretary
Duke Realty Corporation
3950 Shackleford Road
Suite 300
Duluth, Georgia 30096-8268

bcc: Howard L. Feinsand, Esq.
Stacy S. Ingram, Esq.

Job number : 429 *** SEND SUCCESSFUL ***

LONG ALDRIDGE & NORMAN LLP
ATTORNEYS AT LAW

FACSIMILE TRANSMITTAL

LONG ALDRIDGE & NORMAN LLP
SUITE 5300
303 PEACHTREE STREET, N.E.
ATLANTA, GA. 30308
(404) 527-4000
(404) 527-4198 FAX
ATLANTA@LANLAW.COM

Date: November 21, 2001

To:

Name/Company	Fax No.	Phone No.
Mr Steve Abrecht Service Employees International	202 842-0046	
Ms. Anna Burger Service Employees International Union	202 898-3402	

From: George C. Gaskin **Phone:** (404) 527-8363

Re:

Number of Pages (including cover): 3

Message:

User No.	107	Client/Matter No.:	8750.006

If transmission is unclear or incomplete, please call sender at the above phone number.

ATLANTA 4305776 1

SEIU
Stronger Together

SERVICE EMPLOYEES
INTERNATIONAL UNION
AFL-CIO, CLC

1313 L Street, N.W.
Washington, D.C. 20005

202.898.3200
TDD: 202.898.3481
www.SEIU.org

November 10, 2001

John R. Gaskin
Duke-Weeks Realty Corp.
8888 Keystone Crossing, Suite 1200
Indianapolis IN, 46240

Dear Mr. Gaskin:

We are submitting the enclosed resolution requesting that the Board of Trustees of Duke-Weeks Realty Corp. take the necessary steps to declassify the Board of Trustees for the purpose of trustee elections.

The Service Employees International Union (SEIU) has owned 137 of Duke-Weeks Realty Corp for over a year and intends to continue holding them through the date of the next annual meeting. SEIU members are also participants in many state, county, and municipal pension funds that are major holders of stock in US companies, including REITs.

The record address of the SEIU is:

Service Employees International Union
1313 L St. NW
Washington, DC 20005

Please refer to the enclosed statements from Fidelity Investments for proof of ownership.

A representative of the SEIU will appear in person or by proxy to bring the resolution before the meeting.

Should you have any questions regarding this matter, please call Steve Abrecht, Director of Benefits at (202) 639-7612.

Sincerely,

Anna Burger
International Secretary-Treasurer

Enclosure

SHAREHOLDER PROPOSAL

RESOLVED: That the shareholders of Duke-Weeks Realty Corporation urge the Board of Trustees take the necessary steps to declassify the Board of Trustees for the purpose of trustee elections. The Board declassification shall be done in a manner that does not affect the unexpired terms of trustees previously elected.

SUPPORTING STATEMENT

We believe the election of trustees is the most powerful way that shareholders influence the strategic direction of our company. Currently the Board of Trustees of Duke-Weeks Realty Corporation is divided into three classes serving staggered three-year terms. It is our belief that the classification of the Board of Trustees is not in the best interests of Duke-Weeks Realty Corporation and its shareholders. The elimination of the staggered board would require each trustee to stand for election annually. This procedure would allow shareholders an opportunity to annually register their views on the performance of the board collectively and each trustee individually. Concerns that the annual election of trustees would leave Duke-Weeks Realty Corporation without experienced board members in the event that all incumbents are voted out are unfounded. If the owners should choose to replace the entire board, it would be obvious that the incumbent trustees' contributions were not valued.

A classified board of trustees protects the incumbency of the board of trustees and current management which in turn limits accountability to stockholders. It is our belief Duke-Weeks Realty Corporation corporate governance procedures and practices, and the level of management accountability they impose, are related to the financial performance of the company. While Duke-Weeks Realty Corporation's current performance is good, we believe sound corporate governance practices, such as the annual election of trustees, will impose the level of management accountability necessary to help insure that a good performance record continues over the long term.

Classified boards like ours have become increasingly unpopular in recent years. Last year a majority of shareholders supported proposals asking their boards to repeal classified board structures at a number of respected companies, including Kroger, Merck, Airborne, Albertson's Inc., U.S. Bancorp, Delphi Automotive, Maytag, United Health Group, Wisconsin Energy, and Alaska Air Group.

For a greater voice in the governance of Duke-Weeks Realty Corporation and annual Board of Trustees accountability we ask shareholder to vote YES on this proposal.

SEIU
Stronger Together

ANDREW L. STERN
International President
ANNA BURGER
International Secretary-Treasurer

PATRICIA ANN FORD
Executive Vice President
ELISEO MEDINA
Executive Vice President
TOM WOODRUFF
Executive Vice President

SERVICE EMPLOYEES
INTERNATIONAL UNION
AFL-CIO, CLC

1313 L Street, N.W.
Washington, D.C. 20005

202.898.3200
TDD: 202.898.3481
www.SEIU.org

December 3, 2001

John R. Gaskin
Duke Realty Corp.
8888 Keystone Crossing, Suite 1200
Indianapolis IN, 46240

Dear Mr. Gaskin:

In response to the letter we received from George Gaskin of Long Aldridge & Norman regarding our shareholder resolution, we are providing you with the following:

1) A corrected shareholder resolution which incorporates the new name of Duke Realty Corporation and which refers to Directors and not Trustees.

2) To document the continuous ownership by SEIU of the requisite amount of Duke Realty for the entire eligibility period (November 10, 2000 to November 10, 2001), we have enclosed the transaction section of each of the 14 Fidelity monthly statements from September 30, 2000 to November 30, 2001. These monthly summaries document all transactions in the account and show that SEIU has not sold or bought any Duke Realty Corp. shares from September 30, 2000 to November 30, 2001.

As the enclosed statements establish SEIU's continuous ownership of at least $2,000 of Duke Realty Corp. stock from November 10, 2000 to November 10, 2001 as required by the SEC, we ask that you include our resolution in your 2002 proxy statement.

Sincerely,

Steve Abrecht

Enclosure

SEIU
Stronger Together

December 4, 2001

John R. Gaskin
Duke Realty Corp.
8888 Keystone Crossing, Suite 1200
Indianapolis, IN 46240

RECEIVED
DEC - 6 2001
Duke Weeks

Dear Mr. Gaskin:

I work for Steve Abrecht at the Service Employees International Union and I sent the enclosed letter regarding proof of ownership yesterday. However, I failed to include the revised shareholder proposal that identifies members of the Board as Directors and incorporates the new name of Duke Realty Corporation.

I will fax you a copy of this letter and the revised shareholder proposal and I will overnight a copy to your office. I apologize for the confusion and encourage you to call me at 202-626-1446 if you have questions.

Sincerely,

Tim Murch

Enclosure://2

SERVICE EMPLOYEES
INTERNATIONAL UNION
AFL-CIO, CLC

1313 L Street, N.W.
Washington, D.C. 20005

202.898.3200
TDD: 202.898.3481
www.SEIU.org

SHAREHOLDER PROPOSAL

RESOLVED: That the shareholders of Duke Realty Corporation urge the Board of Directors take the necessary steps to declassify the Board of Directors for the purpose of Director elections. The Board declassification shall be done in a manner that does not affect the unexpired terms of Directors previously elected.

SUPPORTING STATEMENT

We believe the election of Directors is the most powerful way that shareholders influence the strategic direction of our company. Currently the Board of Directors of Duke Realty Corporation is divided into three classes serving staggered three-year terms. It is our belief that the classification of the Board of Directors is not in the best interests of Duke Realty Corporation and its shareholders. The elimination of the staggered board would require each Director to stand for election annually. This procedure would allow shareholders an opportunity to annually register their views on the performance of the board collectively and each Director individually. Concerns that the annual election of Directors would leave Duke Realty Corporation without experienced board members in the event that all incumbents are voted out are unfounded. If the owners should choose to replace the entire board, it would be obvious that the incumbent Directors' contributions were not valued.

A classified board of Directors protects the incumbency of the board of Directors and current management, which in turn limits accountability to stockholders. It is our belief Duke Realty Corporation corporate governance procedures and practices, and the level of management accountability they impose, are related to the financial performance of the company. While Duke Realty Corporation's current performance is good, we believe sound corporate governance practices, such as the annual election of Directors, will impose the level of management accountability necessary to help insure that a good performance record continues over the long term.

Classified boards like ours have become increasingly unpopular in recent years. Last year a majority of shareholders supported proposals asking their boards to repeal classified board structures at a number of respected companies, including Kroger, Merck, Airborne, Albertson's Inc., U.S. Bancorp, Delphi Automotive, Maytag, United Health Group, Wisconsin Energy, and Alaska Air Group.

For a greater voice in the governance of Duke Realty Corporation and annual Board of Directors accountability we ask shareholder to vote YES on this proposal.

Exhibit A

Fidelity Investments

Investment Report

September 1, 2000 - September 30, 2000

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#BWNFRKS ENV# 136046431

SERVICE EMPLOYEES INTNL UNION
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1313 L ST NW
WASHINGTON DC 20005-4101

Messages:

Phase II of decimalization began on September 25, 2000. For detailed information about the securities participating in each phase, please refer to the insert in this statement or www.fidelity.com.

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Account Summary
Beginning value as of Sep 1
Change in investment value
Ending value as of Sep 30

Your commission schedule
Minimal annual trade requirement
Eligible trades from Oct 1999 - Sep 2000

Income Summary

Realized Gain/Loss from Sales

	This Period	Year to Date

Holdings (Symbol) as of September 30, 2000	Quantity September 30, 2000	Price per Unit September 30, 2000	Total Cost Basis	Total Value September 1, 2000	Total Value September 30, 2000

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Holdings (Symbol) as of September 30, 2000	Quantity September 30, 2000	Price per Unit September 30, 2000	Total Cost Basis	Total Value September 1, 2000	Total Value September 30, 2000
DUKE-WEEKS REALTY CORP (DRE)	137.0000	24.12500	3,003.26	3,253.75	3,305.12

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION	**Quantity September 30, 2000**	**Price per Unit September 30, 2000**	**Total Cost Basis**	**Total Value September 1, 2000**	**Total Value September 30, 2000**
Holdings **(Symbol) as of September 30, 2000**					

Transaction Details (for holdings with activity this period)

Core Account *- Cash*

Description	**Amount**	**Balance**	***Description***	**Amount**	**Balance**
Beginning		$62,340.53	Income	640.13	
Investment Activity			Subtotal of Investment Activity	$920.96	
Core account income	$280.83		**Ending**		$63,261.49

Investment Activity

Settlement Date	**Security**	**Description**	**Quantity**	**Price per Unit**	**Transaction Amount**
9/ 11	ELECTRONIC DATA SYS CORP	Dividend received			$7.50
9/ 15	C S X CORP	Dividend received			33.30
9/ 20	DOMINION RESOURCES INC VA NEW	Dividend received			41.28
9/ 20	ENRON CORP	Dividend received			8.38
9/ 28	VENTAS INC	Dividend received			449.50
9/ 29	CASH	Interest earned			280.83
9/ 29	LOCKHEED MARTIN CORP	Dividend received			15.07

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Transaction Details

Investment Activity

Settlement Date	Security	Description	Quantity	Price per Unit	Transaction Amount
9/29	UNIVERSAL HEALTH RLTY INCOME TR SBI	Dividend received			85.10

Daily Additions and Subtractions *Cash (@ $1 per share (the following is provided to you in accordance with industry regulations)*

Date	Amount	Balance	Date	Amount	Balance	Date	Amount	Balance
9/11	$7.50	$62,348.03	9/20	49.66	62,430.99	9/29	381.00	63,261.49
9/15	33.30	62,381.33	9/28	449.50	62,880.49			

Additional Information About Your Investment Report

To make managing your account easier, we've enhanced the balance page and introduced a single intraday cash and/or margin balance to see exactly how much money you have immediately available for trading.

Fidelity Investments

Investment Report

October 1, 2000 - October 31, 2000

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FAST(sm)-Automated Telephone	800-544-5555
Customer Service	800-544-6666

#BWNFRKS ENV# 136045652

SERVICE EMPLOYEES INTNL UNION
ATTN: PAT BISHOP
1313 L ST NW
WASHINGTON DC 20005-4101

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Account Summary

Beginning value as of Oct 1
Transaction costs, loads and fees
Change in investment value
Ending value as of Oct 31

Your commission schedule
Minimal annual trade requirement
Eligible trades from Nov 1999 - Oct 2000

Income Summary

Realized Gain/Loss from Sales

	This Period	Year to Date

Holdings (Symbol) as of October 31, 2000	Quantity October 31, 2000	Price per Unit October 31, 2000	Total Cost Basis	Total Value October 1, 2000	Total Value October 31, 2000

1 136045652

Fidelity Investments

Investment Report

October 1, 2000 - October 31, 2000

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Holdings (Symbol) as of October 31, 2000	Quantity October 31, 2000	Price per Unit October 31, 2000	Total Cost Basis	Total Value October 1, 2000	Total Value October 31, 2000
vlCN)					
DUKE-WEEKS REALTY CORP (DRE)	137.0000	23.68800	3,003.26	3.305.12	3,245.25

0001 001031 0001 136045652 04 18 004

Ultra Service Account	X37-225762 SERVICE EMPLOYEES INTNL UNION					
Holdings	(Symbol) as of October 31, 2000	Quantity October 31, 2000	Price per Unit October 31, 2000	Total Cost Basis	Total Value October 1, 2000	Total Value October 31, 2000

All positions held in cash account unless indicated otherwise.

Transaction Details (for holdings with activity this period)

Core Account - *Cash*

Description	Amount	Balance
Beginning		$63,261.49
Investment Activity		
Securities bought	-$32,181.45	
Securities sold	3,894.91	
Other additions	6,020.00	
Core account income	235.81	
Income	785.06	
Subtotal of Investment Activity	- $21,245.67	
Ending		$42,015.82

Fidelity Investments

Investment Report

October 1, 2000 - October 31, 2000

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Investment Activity

Settlement Date	Security	Description	Quantity	Price per Unit	Cost Basis of Close	Transaction Amount
10 / 01	FLEETBOSTON FINL CORP	Dividend received				$18.90
10 / 04	GREAT LAKES REIT INC	Dividend received				65.52
10 / 06	BURNS INTL SERVICES CASH MERGER $21.50 PER SHARE MER PAYOUT	Merger *Short-term gain: $3,205.05*	-280.0000		$2,814.95 ƒ	6,020.00
10 / 12	AHL SERVICES INC	You bought Transaction cost: -$14.95	85.0000	$7.25000		-631.20
10 / 12	AMERICAN WATER WORKS CO	You bought Transaction cost: -$14.95	112.0000	25.93750		-2,919.95
10 / 12	APARTMENT INVT & MGMT CO	You bought Transaction cost: -$14.95	67.0000	44.81250		-3,017.39
10 / 12	CP &L ENERGY INC COM	You bought Transaction cost: -$14.95	75.0000	42.37500		-3,193.08
10 / 12	CHURCHILL DOWNS INC	You bought Transaction cost: -$14.95	125.0000	25.50000		-3,202.45
10 / 12	ELECTRONIC DATA SYS CORP	You bought Transaction cost: -$14.95	14.0000	41.68750		-598.58
10 / 12	EQUITY RESIDENTIAL PROPERTIES	You bought Transaction cost: -$14.95	63.0000	46.00000		-2,912.95
10 / 12	MAGNA ENTMT CORP CL A	You bought Transaction cost: -$14.95	440.0000	6.37500		-2,819.95
10 / 12	MAXIMUS INC	You bought Transaction cost: -$14.95	34.0000	20.43750		-709.83
10 / 12	NORFOLK SOUTHERN CRP EXEC. CINN STK EXCH	You bought Transaction cost: -$14.95	193.0000	14.25000		-2,765.20
10 / 12	OGDEN CORP	You sold Transaction cost: -$15.09 *Short-term gain: $267.35* *Long-term loss: $1,234.10*	-272.0000	14.37500	4,861.66 ƒ	3,894.91
10 / 12	PINNACLE ENTMT INC	You bought Transaction cost: -$14.95	136.0000	22.00000		-3,006.95

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Transaction Details

Investment Activity

Settlement Date	Security	Description	Quantity	Price per Unit	Cost Basis of Close	Transaction Amount
10 / 12	SERVICEMASTER CO	You bought Transaction cost: -$14.95	38.0000	9.18750		-364.08
10 / 12	SIMON PPTY GRP INC	You bought Transaction cost: -$14.95	127.0000	22.50000		-2,872.45
10 / 12	SMITH CHARLES E RESIDENTIAL RLTY INC	You bought Transaction cost: -$14.95	69.0000	45.68750		-3,167.39
10 / 13	EQUITY OFFICE PROPERTIES TRUST	Dividend received				53.10
10 / 13	PEOPLES ENERGY CORP	Dividend received				48.00
10 / 13	PRENTISS PPTYS TR SH BEN INT	Dividend received				64.99
10 / 15	LIBERTY PPTY TR SHS BEN INT	Dividend received				71.25
10 / 16	BRANDYWINE RLTY TR SBI NEW	Dividend received				69.70
10 / 17	KILROY REALTY CORP	Dividend received				59.40
10 / 17	RECKSON' ASSOCIATES REALTY CORP	Dividend received				63.30
10 / 20	SPIEKER PPTYS INC	Dividend received				59.50
10 / 23	MACK CALI REALTY CORP	Dividend received				65.88
10 / 26	ARDEN RLTY INC	Dividend received				69.75
10 / 27	BOSTON PPTYS INC	Dividend received				47.17
10 / 31	CASH	Interest earned				235.81
10 / 31	SERVICEMASTER CO	Dividend received				28.60

f - FIFO (First In First Out)

Daily Additions and Subtractions *Cash @ $1 per share (the following is provided to you in accordance with industry regulations)*

Date	Amount	Balance	Date	Amount	Balance	Date	Amount	Balance
10 / 02	$18.90	$63,280.39	10 / 06	6,020.00	69,365.91	10 / 13	166.09	41,245.46
10 / 04	65.52	63,345.91	10 / 12	-28,286.54	41,079.37	10 / 16	140.95	41,386.41

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Transaction Details

Daily Additions and Subtractions *Cash @ $1 per share (the following is provided to you in accordance with industry regulations)*

Date	Amount	Balance	Date	Amount	Balance	Date	Amount	Balance
10 / 17	122.70	41,509.11	10 / 23	65.88	41,634.49	10 / 27	47.17	41,751.41
10 / 20	59.50	41,568.61	10 / 26	69.75	41,704.24	10 / 31	264.41	42,015.82

Fidelity Investments

Investment Report

November 1, 2000 - November 30, 2000

Online	www.fidelity.com
FAST(sm)-Automated Telephone	800-544-5555
Customer Service	800-544-6666

#BWNFRKS ENV# 136035358

SERVICE EMPLOYEES INTNL UNION
ATTN: PAT BISHOP
1313 L ST NW
WASHINGTON DC 20005-4101

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Account Summary

Beginning value as of Nov 1

Change in investment value

Ending value as of Nov 30

Your commission schedule

Minimal annual trade requirement

Eligible trades from Dec 1999 - Nov 2000

Income Summary

Realized Gain/Loss from Sales

	This Period	Year to Date

Holdings (Symbol) as of November 30, 2000	Quantity November 30, 2000	Price per Unit November 30, 2000	Total Cost Basis	Total Value November 1, 2000	Total Value November 30, 2000
Stocks *51% of holdings*					

Fidelity Investments

Investment Report

November 1, 2000 - November 30, 2000

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Holdings (Symbol) as of November 30, 2000	Quantity November 30, 2000	Price per Unit November 30, 2000	Total Cost Basis	Total Value November 1, 2000	Total Value November 30, 2000
DUKE-WEEKS REALTY CORP (DRE)	137.0000	22.75000	3,003.26	3,245.25	3,116.75

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Holdings	(Symbol) as of November 30, 2000	Quantity November 30, 2000	Price per Unit November 30, 2000	Total Cost Basis	Total Value November 1, 2000	Total Value November 30, 2000

Transaction Details

(for holdings with activity this period)

Core Account *- Cash*

Description	Amount	Balance
Beginning		$42,015.82
Investment Activity		
Core account income	$189.87	

Description	Amount	Balance
Income	432.78	
Subtotal of Investment Activity	$622.65	
Ending		$42,638.47

Investment Activity

Settlement Date	Security	Description	Quantity	Price per Unit	Transaction Amount
11 / 03	ABM INDS INC	Dividend received			$22.94
11 / 10	APARTMENT INVT & MGMT CO	Dividend received			46.90

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Transaction Details

Investment Activity

Settlement Date	Security	Description	Quantity	Price per Unit	Transaction Amount
11 / 14	VORNADO RLTY TR	Dividend received			50.88
11 / 15	AMERICAN WATER WORKS CO	Dividend received			25.20
11 / 15	CRESCENT REAL ESTATE EQUITIE CORP FRMLY CRESCENT REAL ESTATE EQUITIE TRUST INC	Dividend received			80.85
11 / 15	SMITH CHARLES E RESIDENTIAL RLTY INC	Dividend received			40.37
11 / 17	SIMON PPTY GRP INC	Dividend received			64.14
11 / 24	MCN ENERGY GROUP INC FORMLY MCN CORP COM	Dividend received			42.59
11 / 30	DUKE-WEEKS REALTY CORP	Dividend received			58.91
11 / 30	CASH	Interest earned			189.87

Daily Additions and Subtractions *Cash @ $1 per share (the following is provided to you in accordance with industry regulations)*

Date	Amount	Balance	Date	Amount	Balance	Date	Amount	Balance
11 / 03	$22.94	$42,038.76	11 / 15	146.42	42,282.96	11 / 30	248.78	42,638.47
11 / 10	46.90	42,085.66	11 / 17	64.14	42,347.10			
11 / 14	50.88	42,136.54	11 / 24	42.59	42,389.69			

Fidelity Investments

Investment Report

December 1, 2000 - December 31, 2000

Online	Fidelity.com
FAST(sm)-Automated Telephone	800-544-5555
Customer Service	800-544-6666

#BWNFRKS ENV# 136033192

SERVICE EMPLOYEES INTNL UNION
ATTN: PAT BISHOP
1313 L ST NW
WASHINGTON DC 20005-4101

Messages:

To help you manage your taxes, Fidelity now offers online year-to-date tax information on your brokerage account. Log in to Fidelity.com, click on the account you want to review, and choose "Tax Information".

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Account Summary	
Beginning value as of Dec 1	$212,254.09
Change in investment value	12,520.46
Ending value as of Dec 31	$224,774.55
Your commission schedule	Gold Circle
Minimal annual trade requirement	72
Eligible trades from Jan 2000 - Dec 2000	37

Income Summary	This Period	Year to Date
— --		

Realized Gain/Loss from Sales	This Period	Year to Date
		$4,484.18
		-5,703.32
		-$1,219.14
		-$3,568.33

Holdings (Symbol) as of December 31, 2000	Quantity December 31, 2000	Price per Unit December 31, 2000	Total Cost Basis	Total Value December 1, 2000	Total Value December 31, 2000

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Holdings (Symbol) as of December 31, 2000	Quantity December 31, 2000	Price per Unit December 31, 2000	Total Cost Basis	Total Value December 1, 2000	Total Value December 31, 2000
DUKE-WEEKS REALTY CORP (DRE)	137.0000	24.62500	3,003.26	3,116.75	3,373.62

Fidelity Investments

Investment Report

December 1, 2000 - December 31, 2000

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Holdings (Symbol) as of December 31, 2000	Quantity December 31, 2000	Price per Unit December 31, 2000	Total Cost Basis	Total Value December 1, 2000	Total Value December 31, 2000

Transaction Details (for holdings with activity this period)

Core Account *- Cash*

Description	Amount	Balance
Beginning		$42,638.47
Investment Activity		
Core account income	$198.59	

Description	Amount	Balance
Income	514.09	
Subtotal of Investment Activity	$712.68	
Ending		$43,351.15

Investment Activity

Settlement Date	Security	Description	Quantity	Price per Unit	Transaction Amount
12 / 11	CP &L ENERGY INC COM N/C TO 743263105	Name changed	-75.0000		$0.00

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Transaction Details

Investment Activity

Settlement Date	Security	Description	Quantity	Price per Unit	Transaction Amount
12 / 11	ELECTRONIC DATA SYS CORP	Dividend received			9.60
12 / 11	NORFOLK SOUTHERN CRP	Dividend received			38.60
12 / 11	PROGRESS ENERGY INC N/C FROM 12614C106	Name changed	75.0000		0.00
12 / 15	C S X CORP	Dividend received			33.30
12 / 20	DOMINION RESOURCES INC VA NEW	Dividend received			41.28
12 / 20	ENRON CORP	Dividend received			8.38
12 / 22	DISNEY WALT CO DEL (HOLDING COMPANY)	Dividend received			22.68
12 / 29	EQUITY OFFICE PROPERTIES TRUST	Dividend received			53.10
12 / 29	EQUITY RESIDENTIAL PROPERTIES	Dividend received			51.35
12 / 29	CASH	Interest earned			198.59
12 / 29	GREAT LAKES REIT INC	Dividend received			89.18
12 / 29	GREAT LAKES REIT INC	Dividend received			65.52
12 / 29	LOCKHEED MARTIN CORP	Dividend received			15.07
12 / 29	UNIVERSAL HEALTH RLTY INCOME TR SBI	Dividend received			86.03

Daily Additions and Subtractions *Cash @ $1 per share (the following is provided to you in accordance with industry regulations)*

Date	Amount	Balance	Date	Amount	Balance	Date	Amount	Balance
12 / 11	$48.20	$42,686.67	12 / 20	49.66	42,769.63	12 / 29	558.84	43,351.15
12 / 15	33.30	42,719.97	12 / 22	22.68	42,792.31			

Fidelity Investments

Investment Report

January 1, 2001 - January 31, 2001

Online	Fidelity.com
FAST(sm)-Automated Telephone	800-544-5555
Customer Service	800-544-6666

#BWNFRKS

ENV# 136035228

SERVICE EMPLOYEES INTNL UNION
ATTN: PAT BISHOP
1313 L ST NW
WASHINGTON DC 20005-4101

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Account Summary

Beginning value as of Jan 1
Change in investment value
Ending value as of Jan 31

Your commission schedule
Minimal annual trade requirement
Eligible trades from Feb 2000 - Jan 2001

Income Summary

Holdings (Symbol) as of January 31, 2001	Quantity January 31, 2001	Price per Unit January 31, 2001	Total Cost Basis	Total Value January 1, 2001	Total Value January 31, 2001

Fidelity Investments

Investment Report

January 1, 2001 - January 31, 2001

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Holdings (Symbol) as of January 31, 2001	Quantity January 31, 2001	Price per Unit January 31, 2001	Total Cost Basis	Total Value January 1, 2001	Total Value January 31, 2001
DUKE-WEEKS REALTY CORP (DRE)	137.0000	24.98000	3,003.26	3,373.62	3,422.26

0001 010131 0001 136035228 04 18 004

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Holdings (Symbol) as of January 31, 2001	Quantity January 31, 2001	Price per Unit January 31, 2001	Total Cost Basis	Total Value January 1, 2001	Total Value January 31, 2001

All positions held in cash account unless indicated otherwise.

Transaction Details (for holdings with activity this period)

Core Account *- Cash*

Description	Amount	Balance
Beginning		$43,351.15
Investment Activity		
Core account income	$189.45	
Income	881.58	
Subtotal of Investment Activity	$1,071.03	
Ending		$44,422.18

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Investment Activity

Settlement Date	Security	Description	Quantity	Price per Unit	Transaction Amount
1/01	FLEETBOSTON FINL CORP	Dividend received			$20.79
1/12	PRENTISS PPTYS TR SH BEN INT	Dividend received			64.99
1/12	RECKSON' ASSOCIATES REALTY CORP	Dividend received			63.30
1/15	BRANDYWINE RLTY TR SBI NEW	Dividend received			69.70
1/15	LIBERTY PPTY TR SHS BEN INT	Dividend received			71.25
1/15	PEOPLES ENERGY CORP	Dividend received			48.00
1/15	VENTAS INC	Dividend received			210.25
1/17	KILROY REALTY CORP	Dividend received			59.40
1/19	CHURCHILL DOWNS INC	Dividend received			62.50
1/22	MACK CALI REALTY CORP	Dividend received			65.88
1/29	BOSTON PPTYS INC	Dividend received			47.17
1/31	ARDEN RLTY INC	Dividend received			69.75
1/31	CASH	Interest earned			189.45
1/31	SERVICEMASTER CO	Dividend received			28.60

Daily Additions and Subtractions *Cash @ $1 per share (the following is provided to you in accordance with industry regulations)*

Date	Amount	Balance	Date	Amount	Balance	Date	Amount	Balance
1/02	$20.79	$43,371.94	1/17	59.40	43,958.83	1/29	47.17	44,134.38
1/12	128.29	43,500.23	1/19	62.50	44,021.33	1/31	287.80	44,422.18
1/16	399.20	43,899.43	1/22	65.88	44,087.21			

Fidelity Investments

Investment Report

February 1, 2001 - February 28, 2001

Online	Fidelity.com
FAST(sm)-Automated Telephone	800-544-5555
Customer Service	800-544-6666

#BWNFRKS ENV# 136035142

SERVICE EMPLOYEES INTNL UNION
ATTN: PAT BISHOP
1313 L ST NW
WASHINGTON DC 20005-4101

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Account Summary

Beginning value as of Feb 1

Change in investment value

Ending value as of Feb 28

Income Summary

	This Period	Year to Date

Your commission schedule

Minimal annual trade requirement

Eligible trades from Mar 2000 - Feb 2001

Holdings (Symbol) as of February 28, 2001	Quantity February 28, 2001	Price per Unit February 28, 2001	Total Cost Basis	Total Value February 1, 2001	Total Value February 28, 2001

Fidelity Investments

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Holdings (Symbol) as of February 28, 2001	Quantity February 28, 2001	Price per Unit February 28, 2001	Total Cost Basis	Total Value February 1, 2001	Total Value February 28, 2001
DUKE-WEEKS REALTY CORP (DRE)	137.0000	22.90000	3,003.26	3,422.26	3,137.30

0001 010228 0001 136035142 04 18 004

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION					
Holdings (Symbol) as of February 28, 2001	**Quantity February 28, 2001**	**Price per Unit February 28, 2001**	**Total Cost Basis**	**Total Value February 1, 2001**	**Total Value February 28, 2001**

All positions held in cash account unless indicated otherwise.

Transaction Details (for holdings with activity this period)

Core Account - *Cash*

Description	Amount	Balance
Beginning		$44,422.18
Investment Activity		
Core account income	$156.31	
Income	$539.99	
Subtotal of Investment Activity	$696.30	
Ending		$45,118.48

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Investment Activity

Settlement Date	Security	Description	Quantity	Price per Unit	Transaction Amount
2/01	PROGRESS ENERGY INC	Dividend received			$39.75
2/02	SPIEKER PPTYS INC	Dividend received			59.50
2/05	ABM INDS INC	Dividend received			24.42
2/09	APARTMENT INVT & MGMT CO	Dividend received			52.26
2/13	VORNADO RLTY TR	Dividend received			50.88
2/15	AMERICAN WATER WORKS CO	Dividend received			26.32
2/15	CRESCENT REAL ESTATE EQUITIE CORP FRMLY CRESCENT REAL ESTATE EQUITIE TRUST INC	Dividend received			80.85
2/15	SMITH CHARLES E RESIDENTIAL RLTY INC	Dividend received			40.37
2/23	MCN ENERGY GROUP INC FORMLY MCN CORP COM	Dividend received			42.59
2/28	DUKE-WEEKS REALTY CORP	Dividend received			58.91
2/28	CASH	Interest earned			156.31
2/28	SIMON PPTY GRP INC	Dividend received			64.14

Daily Additions and Subtractions *Cash @ $1 per share (the following is provided to you in accordance with industry regulations)*

Date	Amount	Balance	Date	Amount	Balance	Date	Amount	Balance
2/01	$39.75	$44,461.93	2/09	52.26	44,598.11	2/23	42.59	44,839.12
2/02	59.50	44,521.43	2/13	50.88	44,648.99	2/28	279.36	45,118.48
2/05	24.42	44,545.85	2/15	147.54	44,796.53			

Fidelity Investments

Investment Report

March 1, 2001 - March 31, 2001

Online	Fidelity.com
FAST(sm)-Automated Telephone	800-544-5555
Customer Service	800-544-6666

#BWNFRKS ENV# 135078752

SERVICE EMPLOYEES INTNL UNION
ATTN: PAT BISHOP
1313 L ST NW
WASHINGTON DC 20005-4101

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Account Summary

Beginning value as of Mar 1
Change in investment value
Ending value as of Mar 31

Income Summary

	This Period	Year to Date

Your commission schedule

Minimal annual trade requirement
Eligible trades from Apr 2000 - Mar 2001

Holdings (Symbol) as of March 31, 2001	Quantity March 31, 2001	Price per Unit March 31, 2001	Total Cost Basis	Total Value March 1, 2001	Total Value March 31, 2001

Fidelity Investments

Investment Report

March 1, 2001 - March 31, 2001

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Holdings (Symbol) as of March 31, 2001	Quantity March 31, 2001	Price per Unit March 31, 2001	Total Cost Basis	Total Value March 1, 2001	Total Value March 31, 2001
DUKE-WEEKS REALTY CORP (DRE)	137.0000	23.15000	3,003.26	3,137.30	3,171.55

Investment Report

March 1, 2001 - March 31, 2001

Ultra Service Account	X37-225762 SERVICE EMPLOYEES INTNL UNION				
Holdings (Symbol) as of March 31, 2001	**Quantity March 31, 2001**	**Price per Unit March 31, 2001**	**Total Cost Basis**	**Total Value March 1, 2001**	**Total Value March 31, 2001**

All positions held in cash account unless indicated otherwise.

Transaction Details (for holdings with activity this period)

Core Account - *Cash*

Description	Amount	Balance
Beginning		$45,118.48
Investment Activity		
Core account income	$165.89	
Income	205.24	
Subtotal of Investment Activity	$371.13	
Ending		$45,489.61

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Investment Activity

Settlement Date	Security	Description	Quantity	Price per Unit	Transaction Amount
3/10	NORFOLK SOUTHERN CRP	Dividend received			$11.58
3/12	ELECTRONIC DATA SYS CORP	Dividend received			9.60
3/15	C S X CORP	Dividend received			33.30
3/20	DOMINION RESOURCES INC VA NEW	Dividend received			41.28
3/20	ENRON CORP	Dividend received			8.38
3/30	CASH	Interest earned			165.89
3/30	LOCKHEED MARTIN CORP	Dividend received			15.07
3/30	UNIVERSAL HEALTH RLTY INCOME TR SBI	Dividend received			86.03

Daily Additions and Subtractions *Cash @ $1 per share (the following is provided to you in accordance with industry regulations)*

Date	Amount	Balance	Date	Amount	Balance	Date	Amount	Balance
3/12	$21.18	$45,139.66	3/20	49.66	45,222.62			
3/15	33.30	45,172.96	3/30	266.99	45,489.61			

Additional Information About Your Investment Report

On Monday, December 18, 2000, Fidelity reopened Fidelity Contrafund(R) and Fidelity Growth & Income Portfolio to new investors. Both funds had been closed to new investors since April 3, 1998. The funds are now available to new shareholders to add to their Fidelity accounts. Fidelity's goal in reopening the funds is not to grow assets in either fund, but rather to achieve a neutral balance of cash flowing in and out of the funds.

While past performance is no guarantee of future results, with these historically solid long-term performers re-opened, now may be the time for you to consider Fidelity's Growth & Income Portfolio or Contrafund for your portfolio.

Fidelity Investments

Investment Report

April 1, 2001 - April 30, 2001

Online	Fidelity.com
FAST(sm)-Automated Telephone	800-544-5555
Customer Service	800-544-6666

#BWNFRKS ENV# 136036247

SERVICE EMPLOYEES INTNL UNION
ATTN: PAT BISHOP
1313 L ST NW
WASHINGTON DC 20005-4101

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Account Summary	
Beginning value as of Apr 1	$222,886.23
Change in investment value	
Ending value as of Apr 30	

Income Summary	**This Period**	**Year to Date**

Realized Gain/Loss from Sales	**This Period**	**Year to Date**

Your commission schedule
Minimal annual trade requirement
Eligible trades from May 2000 - Apr 2001

Holdings (Symbol) as of April 30, 2001	Quantity April 30, 2001	Price per Unit April 30, 2001	Total Cost Basis	Total Value April 1, 2001	Total Value April 30, 2001

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Holdings (Symbol) as of April 30, 2001	Quantity April 30, 2001	Price per Unit April 30, 2001	Total Cost Basis	Total Value April 1, 2001	Total Value April 30, 2001
DUKE-WEEKS REALTY CORP (DRE)	137.0000	23.04000	3,003.26	3,171.55	3,156.48

Fidelity Investments

Investment Report

April 1, 2001 - April 30, 2001

Ultra Service Account	X37-225762	SERVICE EMPLOYEES INTNL UNION				
Holdings	**(Symbol) as of April 30, 2001**		**Quantity April 30, 2001**	**Price per Unit April 30, 2001**	**Total Cost Basis**	**Total Value April 1, 2001**

Holdings (Symbol) as of April 30, 2001	Quantity April 30, 2001	Price per Unit April 30, 2001	Total Cost Basis	Total Value April 1, 2001	Total Value April 30, 2001

All positions held in cash account unless indicated otherwise.

Transaction Details (for holdings with activity this period)

Core Account - *Cash*

Description	**Amount**	**Balance**
Beginning		$45,489.61
Investment Activity		
Other additions	$1,400.00	
Core account income	146.23	

Description	**Amount**	**Balance**
Income	854.25	
Subtotal of Investment Activity	$2,400.48	
Ending		$47,890.09

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Investment Activity

Settlement Date	Security	Description	Quantity	Price per Unit	Cost Basis of Close	Transaction Amount
4/01	FLEETBOSTON FINL CORP	Dividend received				$20.79
4/03	GREAT LAKES REIT INC	Dividend received				72.80
4/12	EQUITY RESIDENTIAL PROPERTIES	Dividend received				51.35
4/12	PRENTISS PPTYS TR SH BEN INT	Dividend received				64.99
4/13	PEOPLES ENERGY CORP	Dividend received				48.96
4/15	LIBERTY PPTY TR SHS BEN INT	Dividend received				71.25
4/16	BRANDYWINE RLTY TR SBI NEW	Dividend received				69.70
4/16	EQUITY OFFICE PROPERTIES TRUST	Dividend received				53.10
4/17	RECKSON' ASSOCIATES REALTY CORP	Dividend received				63.30
4/18	KILROY REALTY CORP	Dividend received				63.36
4/20	SPIEKER PPTYS INC	Dividend received				59.50
4/23	MACK CALI REALTY CORP	Dividend received				65.88
4/30	ARDEN RLTY INC	Dividend received				73.50
4/30	BOSTON PPTYS INC	Dividend received				47.17
4/30	CASH	Interest earned				146.23
4/30	QUORUM HEALTH GRP INC EXCH FOR .4107 SHARES OF TRIAD HOSPITALS INC CUSIP # 89579K109 & $3.50 IN CASH MER PAYOUT	Merger *Long-term gain: $1,400.00* *Cost Basis Adjustment: $0.00*	-400.0000		0.00 g	1,400.00
4/30	SERVICEMASTER CO	Dividend received				28.60

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Transaction Details

Investment Activity

Settlement Date	Security	Description	Quantity	Price per Unit	Cost Basis of Close	Transaction Amount
4 / 30	TRIAD HOSPS INC MER FROM 749084109	Merger *New Cost Basis: $3,525.00*	164.0000			0.00

g - Cost basis and gain/loss information for this transaction is provided based on information available from the company or other sources. In general, your cost basis transfers to the new shares acquired from the merger. If the transaction displays a "Cost Basis Adjustment," the cost basis of your new shares was adjusted by the amount displayed. Consult your tax advisor for information on how to report this transaction on your tax return.

Daily Additions and Subtractions *Cash (the following is provided to you in accordance with industry regulations)*

Date	Amount	Balance	Date	Amount	Balance	Date	Amount	Balance
4 / 02	$20.79	$45,510.40	4 / 16	243.01	45,942.55	4 / 20	59.50	46,128.71
4 / 03	72.80	45,583.20	4 / 17	63.30	46,005.85	4 / 23	65.88	46,194.59
4 / 12	116.34	45,699.54	4 / 18	63.36	46,069.21	4 / 30	1,695.50	47,890.09

Additional Information About Your Investment Report

- *Fidelity's newest municipal bond fund opened to investors on April 18, 2001. Spartan Tax-Free Bond Fund (FTABX) is actively managed to provide high current income that is exempt from federal income tax and the federal Alternative Minimum Tax (AMT). To learn more about the fund and find out if it may be an appropriate investment for your portfolio, log on to fidelity.com or contact a Fidelity representative.*
- *At Research@Fidelity.com, you'll find the information you want. Just a click-away, you can have access to extensive third-party research from Lehman Brothers, up-to-date editorial news from Dow Jones and Reuters. Plus, tools to help you evaluate what mutual funds might be best for you and over 20 other tools. Visit today.*
- *Daily finances no longer need to be a daily chore. Fidelity.com now has a package of useful features called Everyday Finances(SM) which help you manage your day-to-day finances. Everyday Finances brings your Fidelity Account(SM) to a new level of service. You can pay your bills online, make direct deposits, or even move money in or out of your account. Call or enroll online at fidelity.com/goto/everyday today.*

Fidelity Investments

Investment Report

May 1, 2001 - May 31, 2001

Online	Fidelity.com
FAST(sm)-Automated Telephone	800-544-5555
Customer Service	800-544-6666

ENV# 136037281

SERVICE EMPLOYEES INTNL UNION
ATTN: PAT BISHOP
1313 L ST NW
WASHINGTON DC 20005-4101

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Account Summary

Beginning value as of May 1

Change in investment value

Ending value as of May 31

Your commission schedule

Minimal annual trade requirement

Eligible trades from Jun 2000 - May 2001

Income Summary

Realized Gain/Loss from Sales

	This Period	Year to Date

Holdings (Symbol) as of May 31, 2001	Quantity May 31, 2001	Price per Unit May 31, 2001	Total Cost Basis	Total Value May 1, 2001	Total Value May 31, 2001

0001 010531 0001 136037281 04 18 006

Fidelity Investments®

Investment Report

May 1, 2001 - May 31, 2001

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Holdings (Symbol) as of May 31, 2001	Quantity May 31, 2001	Price per Unit May 31, 2001	Total Cost Basis	Total Value May 1, 2001	Total Value May 31, 2001

0001 010531 0001 136037281 04 18 006

Fidelity Investments

Investment Report

May 1, 2001 - May 31, 2001

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Holdings (Symbol) as of May 31, 2001	Quantity May 31, 2001	Price per Unit May 31, 2001	Total Cost Basis	Total Value May 1, 2001	Total Value May 31, 2001
DUKE-WEEKS REALTY CORP (DRE)	137.0000	23.36000	3,003.26	3,156.48	3,200.32

0001 010531 0001 136037281 04 18 006

Ultra Service Account	X37-225762	SERVICE EMPLOYEES INTNL UNION				
Holdings (Symbol) as of May 31, 2001			**Quantity May 31, 2001**	**Price per Unit May 31, 2001**	**Total Cost Basis**	**Total Value May 1, 2001**	**Total Value May 31, 2001**

Total Market Value

All positions held in cash account unless indicated otherwise.

Transaction Details (for holdings with activity this period)

Core Account *- Cash*

Description	Amount	Balance
Beginning		$47,890.09
Investment Activity		
Core account income	$134.34	

Description	Amount	Balance
Income	642.53	
Subtotal of Investment Activity	$776.87	
Ending		$48,666.96

Investment Report

May 1, 2001 - May 31, 2001

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Investment Activity

Settlement Date	Security	Description	Quantity	Price per Unit	Transaction Amount
5/01	PROGRESS ENERGY INC	Dividend received			$39.75
5/03	ABM INDS INC	Dividend received			24.42
5/10	SMITH CHARLES E RESIDENTIAL RLTY INC	Dividend received			40.37
5/11	APARTMENT INVT & MGMT CO	Dividend received			52.26
5/14	VENTAS INC	Dividend received			159.50
5/15	AMERICAN WATER WORKS CO	Dividend received			26.32
5/15	CRESCENT REAL ESTATE EQUITIE CORP FRMLY CRESCENT REAL ESTATE EQUITIE TRUST INC	Dividend received			80.85
5/15	VORNADO RLTY TR	Dividend received			50.88
5/25	MCN ENERGY GROUP INC FORMLY MCN CORP COM	Dividend received			42.59
5/31	DUKE-WEEKS REALTY CORP	Dividend received			58.91
5/31	CASH	Interest earned			134.34
5/31	SIMON PPTY GRP INC	Dividend received			66.68

Daily Additions and Subtractions *Cash (the following is provided to you in accordance with industry regulations)*

Date	Amount	Balance	Date	Amount	Balance	Date	Amount	Balance
5/01	$39.75	$47,929.84	5/11	52.26	48,046.89	5/25	42.59	48,407.03
5/03	24.42	47,954.26	5/14	159.50	48,206.39	5/31	259.93	48,666.96
5/10	40.37	47,994.63	5/15	158.05	48,364.44			

Fidelity Investments

Investment Report

June 1, 2001 - June 30, 2001

Online	Fidelity.com
FAST(sm)-Automated Telephone	800-544-5555
Customer Service	800-544-6666

ENV# 136036978

SERVICE EMPLOYEES INTNL UNION
ATTN: PAT BISHOP
1313 L ST NW
WASHINGTON DC 20005-4101

Messages:

Fidelity.com introduces another new service, the Insurance Center @ Fidelity. Visit the Insurance Center today to research different types of insurance and even view quotes from multiple insurance companies.

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Account Summary

Beginning value as of Jun 1
Change in investment value
Ending value as of Jun 30

Income Summary	This Period	Year to Date

Realized Gain/Loss from Sales	This Period	Year to Date

Your commission schedule
Minimal annual trade requirement
Eligible trades from Jul 2000 - Jun 2001

Holdings (Symbol) as of June 30, 2001	Quantity June 30, 2001	Price per Unit June 30, 2001	Total Cost Basis	Total Value June 1, 2001	Total Value June 30, 2001

Investment Report

June 1, 2001 - June 30, 2001

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Holdings (Symbol) as of June 30, 2001	Quantity June 30, 2001	Price per Unit June 30, 2001	Total Cost Basis	Total Value June 1, 2001	Total Value June 30, 2001
DUKE-WEEKS REALTY CORP (DRE)	137.0000	24.85000	3,003.26	3,200.32	3,404.45

Investment Report

June 1, 2001 - June 30, 2001

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Holdings (Symbol) as of June 30, 2001	Quantity June 30, 2001	Price per Unit June 30, 2001	Total Cost Basis	Total Value June 1, 2001	Total Value June 30, 2001

All positions held in cash account unless indicated otherwise.

Transaction Details *(for holdings with activity this period)*

Core Account *- Cash*

Description	Amount	Balance
Beginning		$48,666.96
Investment Activity		
Other additions	$4,015.35	
Core account income	120.21	

Description	Amount	Balance
Income	205.24	
Subtotal of Investment Activity	$4,340.80	
Ending		$53,007.76

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Investment Activity

Settlement Date	Security	Description	Quantity	Price per Unit	Cost Basis of Close	Transaction Amount
6/04	UNIVERSAL HEALTH SVCS INC CL B	Distribution	75.0000			0.00
6/11	ELECTRONIC DATA SYS CORP	Dividend received				9.60
6/11	NORFOLK SOUTHERN CRP	Dividend received				11.58
6/12	MCN ENERGY GROUP INC FORMLY MCN CORP COM CASH MERGER OF $24.00 PER SHARE. MER PAYOUT	Merger *Long-term gain: $1,060.11*	-167.0000		$2,947.89 ƒ	4,008.00
6/13	TRIAD HOSPS INC LEU PAYOUT 749084109	In lieu of frx share *Short-term gain: $7.35*				7.35
6/15	C S X CORP	Dividend received				33.30
6/20	DOMINION RESOURCES INC VA NEW	Dividend received				41.28
6/20	ENRON CORP THIS SECURITY	Dividend received				8.38
6/29	CASH	Interest earned				120.21
6/29	LOCKHEED MARTIN CORP	Dividend received				15.07
6/29	UNIVERSAL HEALTH RLTY INCOME TR SBI	Dividend received				86.03

ƒ - FIFO (First In First Out)

Daily Additions and Subtractions *Cash (the following is provided to you in accordance with industry regulations)*

Date	Amount	Balance	Date	Amount	Balance	Date	Amount	Balance
6/11	$21.18	$48,688.14	6/13	7.35	52,703.49	6/20	49.66	52,786.45
6/12	4,008.00	52,696.14	6/15	33.30	52,736.79	6/29	221.31	53,007.76

Fidelity Investments

Investment Report

July 1, 2001 - July 31, 2001

ENV# 136036853

Online	Fidelity.com
FAST(sm)-Automated Telephone	800-544-5555
Customer Service	800-544-6666

SERVICE EMPLOYEES INTNL UNION
ATTN: PAT BISHOP
1313 L ST NW
WASHINGTON DC 20005-4101

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Account Summary

Beginning value as of Jul 1
Change in investment value
Ending value as of Jul 31

Your commission schedule

Minimal annual trade requirement
Eligible trades from Aug 2000 - Jul 2001

Income Summary

Realized Gain/Loss from Sales

	This Period	Year to Date

incomplete cost basis.

Holdings (Symbol) as of July 31, 2001	Quantity July 31, 2001	Price per Unit July 31, 2001	Total Cost Basis	Total Value July 1, 2001	Total Value July 31, 2001

Fidelity Investments

Investment Report

July 1, 2001 - July 31, 2001

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Holdings (Symbol) as of July 31, 2001	Quantity July 31, 2001	Price per Unit July 31, 2001	Total Cost Basis	Total Value July 1, 2001	Total Value July 31, 2001
DUKE REALTY CORP COM NEW (DRE)	137.0000	24.39000	2,978.80	3,404.45	3,341.43

Fidelity Investments

Investment Report

July 1, 2001 - July 31, 2001

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Holdings (Symbol) as of July 31, 2001	Quantity July 31, 2001	Price per Unit July 31, 2001	Total Cost Basis	Total Value July 1, 2001	Total Value July 31, 2001

Transaction Details (for holdings with activity this period)

Core Account - *Cash*

Description	Amount	Balance
Beginning		$53,007.76
Investment Activity		
Other additions	$8,800.01	
Core account income	125.97	
Income	1,028.88	
Subtotal of Investment Activity	$9,954.86	
Ending		$62,962.62

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Investment Activity

Settlement Date	Security	Description	Quantity	Price per Unit	Cost Basis of Close	Transaction Amount
7/01	FLEETBOSTON FINL CORP NFS IS A SPECIALIST IN THIS SECURITY	Dividend received				$20.79
7/03	GREAT LAKES REIT INC	Dividend received				72.80
7/10	EQUITY OFFICE PROPERTIES TRUST NFS IS A SPECIALIST IN THIS SECURITY MER FROM 848497103	Merger	127.0000			0.00
7/10	SPIEKER PPTYS INC EXCH FOR 1.49586 SHRS OF EQUITY OFFICE PROP CUSIP # 294741103 & $13.50 PER SHARE MER PAYOUT	Merger	-85.0000		$3,058.44 *f*	1,147.50
		Long-term loss: $1,910.94				
7/13	EQUITY RESIDENTIAL PROPERTIES	Dividend received				51.35
7/13	PEOPLES ENERGY CORP	Dividend received				48.96
7/13	PRENTISS PPTYS TR SH BEN INT	Dividend received				71.69
7/15	LIBERTY PPTY TR SHS BEN INT	Dividend received				71.25
7/16	BRANDYWINE RLTY TR SBI NEW	Dividend received				69.70
7/17	RECKSON ASSOCIATES REALTY CORP	Dividend received				69.63
7/18	EQUITY OFFICE PROPERTIES TRUST NFS IS A SPECIALIST IN THIS SECURITY LEU PAYOUT 848497103	In lieu of frx share				4.51
		Short-term gain: $4.51				
7/18	KILROY REALTY CORP	Dividend received				63.36

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Transaction Details

Investment Activity

Settlement Date	Security	Description	Quantity	Price per Unit	Cost Basis of Close	Transaction Amount
7/19	EQUITY OFFICE PROPERTIES TRUST NFS IS A SPECIALIST IN THIS SECURITY	Dividend received				110.25
7/23	MACK CALI REALTY CORP	Dividend received				65.88
7/23	VENTAS INC	Dividend received				159.50
7/25	ARDEN RLTY INC	Dividend received				73.50
7/25	SODEXHO MARRIOTT SVC CASH MERGER AT $32.00 PER SHARE MER PAYOUT	Merger *Long-term gain: $4,168.84*	-239.0000		3,479.16 ƒ	7,648.00
7/30	BOSTON PPTYS INC	Dividend received				51.62
7/31	CASH	Interest earned				125.97
7/31	SERVICEMASTER CO	Dividend received				28.60

ƒ - FIFO (First In First Out)

Daily Additions and Subtractions *Cash (the following is provided to you in accordance with industry regulations)*

Date	Amount	Balance	Date	Amount	Balance	Date	Amount	Balance
7/02	$20.79	$53,028.55	7/17	69.63	54,631.43	7/25	7,721.50	62,756.43
7/03	72.80	53,101.35	7/18	67.87	54,699.30	7/30	51.62	62,808.05
7/10	1,147.50	54,248.85	7/19	53.10	54,752.40	7/31	154.57	62,962.62
7/13	172.00	54,420.85	7/23	225.38	54,977.78			
7/16	140.95	54,561.80	7/24	57.15	55,034.93			

Fidelity Investments

Investment Report

August 1, 2001 - August 31, 2001

Online	Fidelity.com
FAST(sm)-Automated Telephone	800-544-5555
Customer Service	800-544-6666

ENV# 136036955

SERVICE EMPLOYEES INTNL UNION
ATTN: PAT BISHOP
1313 L ST NW
WASHINGTON DC 20005-4101

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Account Summary

Beginning value as of Aug 1

Change in investment value

Ending value as of Aug 31

Your commission schedule

Minimal annual trade requirement

Eligible trades from Sep 2000 - Aug 2001

Income Summary

Realized Gain/Loss from Sales

	This Period	Year to Date

incomplete cost basis.

Holdings (Symbol) as of August 31, 2001	Quantity August 31, 2001	Price per Unit August 31, 2001	Total Cost Basis	Total Value August 1, 2001	Total Value August 31, 2001

0001 010831 0001 136036955 04 18 000

Fidelity Investments

Investment Report

August 1, 2001 - August 31, 2001

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Holdings (Symbol) as of August 31, 2001	Quantity August 31, 2001	Price per Unit August 31, 2001	Total Cost Basis	Total Value August 1, 2001	Total Value August 31, 2001
DUKE REALTY CORP COM NEW (DRE)	137.0000	25.27000	2,978.80	3,341.43	3,461.99

0001 010831 0001 136036955 04 18 000

Fidelity Investments

Investment Report

August 1, 2001 - August 31, 2001

Ultra Service Account	X37-225762	SERVICE EMPLOYEES INTNL UNION				
Holdings	**(Symbol) as of August 31, 2001**	**Quantity August 31, 2001**	**Price per Unit August 31, 2001**	**Total Cost Basis**	**Total Value August 1, 2001**	**Total Value August 31, 2001**

Transaction Details (for holdings with activity this period)

Core Account - *Cash*

Description	Amount	Balance
Beginning		$62,962.62
Investment Activity		
Core account income	$139.35	

Description	Amount	Balance
Income	449.80	
Subtotal of Investment Activity	$589.15	
Ending		$63,551.77

Investment Activity

Settlement Date	Security	Description	Quantity	Price per Unit	Transaction Amount
8 / 01	PROGRESS ENERGY INC	Dividend received			$39.75
8 / 03	ABM INDS INC	Dividend received			24.42

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Transaction Details

Investment Activity

Settlement Date	Security	Description	Quantity	Price per Unit	Transaction Amount
8/10	APARTMENT INVT & MGMT CO	Dividend received			52.26
8/14	VORNADO RLTY TR	Dividend received			56.64
8/14	VORNADO RLTY TR	Dividend received			0.86
8/15	AMERICAN WATER WORKS CO	Dividend received			26.32
8/15	CRESCENT REAL ESTATE EQUITIE CORP FRMLY CRESCENT REAL ESTATE EQUITIE TRUST INC NFSC IS SPECIALIST	Dividend received			80.85
8/30	SMITH CHARLES E RESIDENTIAL RLTY INC	Dividend received			40.37
8/31	DUKE REALTY CORP COM NEW	Dividend received			61.65
8/31	CASH	Interest earned			139.35
8/31	SIMON PPTY GRP INC	Dividend received			66.68

Daily Additions and Subtractions *Cash (the following is provided to you in accordance with industry regulations)*

Date	Amount	Balance	Date	Amount	Balance	Date	Amount	Balance
8/01	$39.75	$63,002.37	8/14	57.50	63,136.55	8/31	267.68	63,551.77
8/03	24.42	63,026.79	8/15	107.17	63,243.72			
8/10	52.26	63,079.05	8/30	40.37	63,284.09			

Fidelity Investments

Investment Report

September 1, 2001 - September 30, 2001

Online	Fidelity.com
FAST(sm)-Automated Telephone	800-544-5555
Customer Service	800-544-6666

ENV# 236080018

SERVICE EMPLOYEES INTNL UNION
ATTN: PAT BISHOP
1313 L ST NW
WASHINGTON DC 20005-4101

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Account Summary

Beginning value as of Sep 1
Change in investment value
Ending value as of Sep 30

Your commission schedule
Account eligible trades from Oct 2000 - Sep 2001

Income Summary

Realized Gain/Loss from Sales

	This Period	Year to Date

This may not reflect all of your gains/losses because of incomplete cost basis.

Holdings (Symbol) as of September 30, 2001	Quantity September 30, 2001	Price per Unit September 30, 2001	Total Cost Basis	Total Value September 1, 2001	Total Value September 30, 2001

Fidelity Investments

Investment Report

September 1, 2001 - September 30, 2001

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Holdings (Symbol) as of September 30, 2001	Quantity September 30, 2001	Price per Unit September 30, 2001	Total Cost Basis	Total Value September 1, 2001	Total Value September 30, 2001

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Holdings (Symbol) as of September 30, 2001	Quantity September 30, 2001	Price per Unit September 30, 2001	Total Cost Basis	Total Value September 1, 2001	Total Value September 30, 2001
DUKE REALTY CORP COM NEW (DRE)	137.0000	23.69000	2,978.80	3,461.99	3,245.53

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Holdings (Symbol) as of September 30, 2001	Quantity September 30, 2001	Price per Unit September 30, 2001	Total Cost Basis	Total Value September 1, 2001	Total Value September 30, 2001

For balances between $25,000.00 and $99,999.99, the current interest rate is 01.90%.

Total Market Value

All positions held in cash account unless indicated otherwise.

Transaction Details (for holdings with activity this period)

Core Account *- Cash*

Description	Amount	Balance
Beginning		$63,551.77
Investment Activity		
Core account income	$114.27	

Description	Amount	Balance
Income	183.96	
Subtotal of Investment Activity	$298.23	
Ending		$63,850.00

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Investment Activity

Settlement Date	Security	Description	Quantity	Price per Unit	Transaction Amount
9/10	ELECTRONIC DATA SYS CORP NFS IS A SPECIALIST IN THIS SECURITY	Dividend received			$9.60
9/10	NORFOLK SOUTHERN CRP NFS LLC IS A SPECIALIST IN THIS SECURITY	Dividend received			11.58
9/14	C S X CORP NFS LLC IS A SPECIALIST IN THIS SECURITY	Dividend received			11.10
9/20	DOMINION RESOURCES INC VA NEW NFS IS A SPECIALIST IN THIS SECURITY	Dividend received			41.28
9/20	ENRON CORP NFS LLC IS A SPECIALIST IN THIS SECURITY	Dividend received			8.38
9/28	CASH	Interest earned			114.27
9/28	LOCKHEED MARTIN CORP NFS LLC IS A SPECIAL IST IN THIS SECURITY	Dividend received			15.07
9/28	UNIVERSAL HEALTH RLTY INCOME TR SBI	Dividend received			86.95

Trades Pending Settlement on September 30, 2001

Trade Date	Settlement Date	Security	Description	Quantity	Price per Unit	Cost Basis of Close	Settlement Amount
9/27	10/02	AHL SERVICES INC (AHLS)	Sold *Long-term loss: $818.18*	-100.0000	$2.38000	$1,041.22 *f*	$223.04
9/27	10/02	AHL SERVICES INC (AHLS)	Sold *Long-term loss: $2,791.61*	-100.0000	2.35000	3,026.60 *f*	234.99
9/27	10/02	AHL SERVICES INC (AHLS)	Sold *Short-term loss: $435.71* *Long-term loss: $373.17*	-131.0000	2.30000	1,110.16 *f*	301.28

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Transaction Details

Trades Pending Settlement on September 30, 2001

Trade Date	Settlement Date	Security	Description	Quantity	Price per Unit	Cost Basis of Close	Settlement Amount
9/27	10/02	AFFILIATED COMPUTER SVCS INC CL A (ACS)	Bought	33.0000	77.00000		-2,560.95
9/27	10/02	DISNEY WALT CO DEL (HOLDING COMPANY) NFS IS A SPECIALIST IN THIS SECURITY (DIS)	Bought	52.0000	17.40000		-919.75
9/27	10/02	ENRON CORP NFS LLC IS A SPECIALIST IN THIS SECURITY (ENE)	Bought	28.0000	24.92000		-717.71
9/27	10/02	KINDRED HEALTHCARE INC (KIND)	Bought	46.0000	59.00000		-2,733.95
9/27	10/02	LOCKHEED MARTIN CORP NFS LLC IS A SPECIAL IST IN THIS SECURITY (LMT)	Sold *Long-term gain: $1,803.22*	-137.0000	42.45000	3,997.28 ƒ	5,800.50
9/27	10/02	MARINER POST ACUTE NETWORK INC (MPANQ)	Sold *Long-term loss: $2,056.46*	-1,000.0000	0.04600	2,087.50 ƒ	31.04
9/27	10/02	NATIONAL HEALTHCARE CORP (NHC)	Bought	190.0000	14.32000		-2,740.75
9/27	10/02	RES-CARE INC (RSCR)	Bought	344.0000	8.49000		-2,935.51
9/27	10/02	SUN HEALTHCARE GROUP INC (SHGE)	Sold *Long-term loss: $2,384.96*	-2,000.0000	0.02500	2,420.00 ƒ	35.04
9/27	10/02	TRIAD HOSPS INC (TRI)	Sold *Long-term gain: $2,057.18*	-164.0000	34.13000	3,525.00 ƒ	5,582.18

ƒ - FIFO (First In First Out)

Fidelity Investments

Investment Report

September 1, 2001 - September 30, 2001

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Daily Additions and Subtractions *Cash (the following is provided to you in accordance with industry regulations)*

Date	Amount	Balance	Date	Amount	Balance	Date	Amount	Balance
9/10	$21.18	$63,572.95	9/20	49.66	63,633.71			
9/14	11.10	63,584.05	9/28	216.29	63,850.00			

Fidelity Investments

Investment Report

October 1, 2001 - October 31, 2001

FIDELITY **PREFERRED** SERVICES

ENV# 236080646

SERVICE EMPLOYEES INTNL UNION
ATTN: PAT BISHOP
1313 L ST NW
WASHINGTON DC 20005-4101

Online	Fidelity.com
FAST(sm)-Automated Telephone	800-544-5555
Preferred Services	800-544-6565
Participant Stock Services 8:00 am - 12:00 am EST, Mon - Fri.	800-544-9534

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Account Summary

Income Summary

Realized Gain/Loss from Sales

Holdings (Symbol) as of October 31, 2001	Quantity October 31, 2001	Price per Unit October 31, 2001	Total Cost Basis	Total Value October 1, 2001	Total Value October 31, 2001
Stocks *46% of holdings*					

Fidelity Investments

Investment Report

October 1, 2001 - October 31, 2001

FIDELITY **PREFERRED** SERVICES

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Holdings (Symbol) as of October 31, 2001	Quantity October 31, 2001	Price per Unit October 31, 2001	Total Cost Basis	Total Value October 1, 2001	Total Value October 31, 2001

Fidelity Investments

Investment Report

October 1, 2001 - October 31, 2001

FIDELITY **PREFERRED** SERVICES

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Holdings (Symbol) as of October 31, 2001	Quantity October 31, 2001	Price per Unit October 31, 2001	Total Cost Basis	Total Value October 1, 2001	Total Value October 31, 2001
DUKE REALTY CORP COM NEW (DRE)					

Core Account *28% of holdings*

CASH

For balances between $25,000.00 and $99,999.99, the current interest rate is 01.39%.

Total Market Value **$233,600.44**

All positions held in cash account unless indicated otherwise.

Transaction Details (for holdings with activity this period)

Core Account *- Cash*

Description	**Amount**	**Balance**
Beginning		**$63,850.00**
Investment Activity		
Securities bought	-$12,608.62	
Securities sold	12,208.07	
Core account income	78.14	
Income	1,052.96	
Subtotal of Investment Activity	$730.55	
Ending		**$64,580.55**

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Investment Activity

Settlement Date	Security	Description	Quantity	Price per Unit	Cost Basis of Close	Transaction Amount
10 / 01	FLEETBOSTON FINL CORP NFS IS A SPECIALIST IN THIS SECURITY	Dividend received				$20.79
10 / 01	VENTAS INC	Dividend received				159.50
10 / 02	AHL SERVICES INC	You sold Transaction cost: -$0.02 *Short-term loss: $435.71** *Long-term loss: $373.17**	-131.0000	$2.30000	$1,110.16 ƒ	301.28
10 / 02	AHL SERVICES INC	You sold Transaction cost: -$0.01 *Long-term loss: $2,791.61**	-100.0000	2.35000	3,026.60 ƒ	234.99
10 / 02	AHL SERVICES INC	You sold Transaction cost: -$14.96 *Long-term loss: $818.18**	-100.0000	2.38000	1,041.22 ƒ	223.04
10 / 02	AFFILIATED COMPUTER SVCS INC CL A	You bought Transaction cost: -$19.95	33.0000	77.00000		-2,560.95
10 / 02	DISNEY WALT CO DEL (HOLDING COMPANY) NFS IS A SPECIALIST IN THIS SECURITY	You bought Transaction cost: -$14.95	52.0000	17.40000		-919.75
10 / 02	ENRON CORP NFS LLC IS A SPECIALIST IN THIS SECURITY	You bought Transaction cost: -$19.95	28.0000	24.92000		-717.71
10 / 02	GREAT LAKES REIT INC	Dividend received				72.80
10 / 02	KINDRED HEALTHCARE INC	You bought Transaction cost: -$19.95	46.0000	59.00000		-2,733.95
10 / 02	LOCKHEED MARTIN CORP NFS LLC IS A SPECIAL IST IN THIS SECURITY	You sold Transaction cost: -$15.15 *Long-term gain: $1,803.22**	-137.0000	42.45000	3,997.28 ƒ	5,800.50
10 / 02	MARINER POST ACUTE NETWORK INC	You sold Transaction cost: -$14.96 *Long-term loss: $2,056.46**	-1,000.0000	0.04600	2,087.50 ƒ	31.04

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Transaction Details

Investment Activity

Settlement Date	Security	Description	Quantity	Price per Unit	Cost Basis of Close	Transaction Amount
10 / 02	NATIONAL HEALTHCARE CORP	You bought Transaction cost: -$19.95	190.0000	14.32000		-2,740.75
10 / 02	RES-CARE INC	You bought Transaction cost: -$14.95	344.0000	8.49000		-2,935.51
10 / 02	SUN HEALTHCARE GROUP INC	You sold Transaction cost: -$14.96 *Long-term loss: $2,384.96**	-2,000.0000	0.02500	2,420.00 *f*	35.04
10 / 02	TRIAD HOSPS INC	You sold Transaction cost: -$15.14 *Long-term gain: $2,057.18**	-164.0000	34.13000	3,525.00 *f*	5,582.18
10 / 12	EQUITY OFFICE PROPERTIES TRUST NFS IS A SPECIALIST IN THIS SECURITY	Dividend received				122.50
10 / 12	EQUITY RESIDENTIAL PROPERTIES	Dividend received				54.50
10 / 12	EQUITY RESIDENTIAL PROPERTIES	Distribution	63.0000			0.00
10 / 12	PRENTISS PPTYS TR SH BEN INT	Dividend received				71.69
10 / 15	BRANDYWINE RLTY TR SBI NEW	Dividend received				74.80
10 / 15	LIBERTY PPTY TR SHS BEN INT	Dividend received				73.75
10 / 15	PEOPLES ENERGY CORP	Dividend received				48.96
10 / 17	KILROY REALTY CORP	Dividend received				63.36
10 / 17	RECKSON' ASSOCIATES REALTY CORP	Dividend received				69.63
10 / 22	MACK CALI REALTY CORP	Dividend received				66.96
10 / 23	ARDEN RLTY INC	Dividend received				73.50
10 / 30	BOSTON PPTYS INC	Dividend received				51.62

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Transaction Details

Investment Activity

Settlement Date	Security	Description	Quantity	Price per Unit	Cost Basis of Close	Transaction Amount
10 / 31	CASH	Interest earned				78.14
10 / 31	SERVICEMASTER CO	Dividend received				28.60

ƒ - FIFO (First In First Out)

** This information has been previously reported and is reflected in year to date totals only.*

Daily Additions and Subtractions *Cash (the following is provided to you in accordance with industry regulations)*

Date	Amount	Balance	Date	Amount	Balance	Date	Amount	Balance
10 / 01	$180.29	$64,030.29	10 / 15	197.51	64,148.74	10 / 23	73.50	64,422.19
10 / 02	-327.75	63,702.54	10 / 17	132.99	64,281.73	10 / 30	51.62	64,473.81
10 / 12	248.69	63,951.23	10 / 22	66.96	64,348.69	10 / 31	106.74	64,580.55

Fidelity Investments

Investment Report

FIDELITY **PREFERRED** SERVICES

November 1, 2001 - November 30, 2001

ENV# 236079402

Online	Fidelity.com
FAST(sm)-Automated Telephone	800-544-5555
Preferred Services	800-544-6565

SERVICE EMPLOYEES INTNL UNION
ATTN: PAT BISHOP
1313 L ST NW
WASHINGTON DC 20005-4101

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Starting in February 2002, Fidelity will begin printing your account information on both sides of each page. This printing method may reduce the length of your statements and help conserve paper.

Realized Gain/Loss from Sales

	iod	**Year to Date**	**This Period**	**Year to Date**

Holdings (Symbol) as of November 30, 2001	Quantity November 30, 2001	Price per Unit November 30, 2001	Total Cost Basis	Total Value November 1, 2001	Total Value November 30, 2001
Stocks *47% of holdings*					
ABM INDS INC (ABM)	148.0000	$30.20000	$4,108.15	$4,040.40	$4,469.60
AFFILIATED COMPUTER SVCS INC CL A (ACS)	33.0000	93.38000	2,560.95	2,905.65	3,081.54
AMERICAN WATER WORKS CO (AWK)	112.0000	41.25000	2,919.95	4,547.20	4,620.00
ARDEN RLTY INC (ARI)	150.0000	25.75000	3,550.00	3,694.50	3,862.50
BEVERLY ENTERPRISES INC NEW (BEV)	743.0000	9.10000	3,767.20	5,565.07	6,761.30

Fidelity Investments

Investment Report

FIDELITY **PREFERRED** SERVICES

November 1, 2001 - November 30, 2001

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Holdings (Symbol) as of November 30, 2001	Quantity November 30, 2001	Price per Unit November 30, 2001	Total Cost Basis	Total Value November 1, 2001	Total Value November 30, 2001

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Holdings (Symbol) as of November 30, 2001	Quantity November 30, 2001	Price per Unit November 30, 2001	Total Cost Basis	Total Value November 1, 2001	Total Value November 30, 2001
DUKE REALTY CORP COM NEW (DRE)	137.0000	24.56000	2,978.80	3,157.85	3,364.72

Core Account *27% of holdings*

CASH

For balances between $25,000.00 and $99,999.99, the current interest rate is 00.91%.

Total Market Value **$239,291.33**

All positions held in cash account unless indicated otherwise.

Transaction Details (for holdings with activity this period)

Core Account *- Cash*

Description	**Amount**	**Balance**
Beginning		**$64,580.55**
Investment Activity		
Other additions	$6.72	
Core account income	53.61	
Income	445.33	
Subtotal of Investment Activity	$505.66	
Ending		**$65,086.21**

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Investment Activity

Settlement Date	Security	Description	Quantity	Price per Unit	Transaction Amount
11 / 01	ARCHSTONE SMITH TR MER FROM 832197107	Merger	136.0000		$0.00
11 / 01	PROGRESS ENERGY INC	Dividend received			39.75
11 / 01	SMITH CHARLES E RESIDENTIAL RLTY INC EXCH FOR 1.975 SHRS OF ARCHSTONE- SMITH TRUST CUSIP # 039583109 MER PAYOUT	Merger	-69.0000		0.00
11 / 05	ABM INDS INC	Dividend received			24.42
11 / 08	ARCHSTONE SMITH TR LEU PAYOUT 832197107	In lieu of frx share			6.72
11 / 09	APARTMENT INVT & MGMT CO	Dividend received			52.26
11 / 13	VORNADO RLTY TR	Dividend received			63.36
11 / 15	AMERICAN WATER WORKS CO	Dividend received			26.32
11 / 15	CRESCENT REAL ESTATE EQUITIE CORP FRMLY CRESCENT REAL ESTATE EQUITIE TRUST INC	Dividend received			55.13
11 / 30	ARCHSTONE SMITH TR	Dividend received			55.76
11 / 30	DUKE REALTY CORP COM NEW	Dividend received			61.65
11 / 30	CASH	Interest earned			53.61
11 / 30	SIMON PPTY GRP INC	Dividend received			66.68

Daily Additions and Subtractions *Cash (the following is provided to you in accordance with industry regulations)*

Date	Amount	Balance	Date	Amount	Balance	Date	Amount	Balance
11 / 01	$39.75	$64,620.30	11 / 09	52.26	64,703.70	11 / 30	237.70	65,086.21
11 / 05	24.42	64,644.72	11 / 13	63.36	64,767.06			
11 / 08	6.72	64,651.44	11 / 15	81.45	64,848.51			

SEIU
Stronger Together

ANDREW L. STERN
International President

ANNA BURGER
International Secretary-Treasurer

PATRICIA ANN FORD
Executive Vice President

ELISEO MEDINA
Executive Vice President

TOM WOODRUFF
Executive Vice President

SERVICE EMPLOYEES
INTERNATIONAL UNION
AFL-CIO, CLC

1313 L Street, N.W.
Washington, D.C. 20005

202.898.3200
TDD: 202.898.3481
www.SEIU.org

January 03, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Chief Counsel, Division of Corporation Finance

Re: Request by Duke Realty Corporation to omit shareholder proposal submitted by the Service Employees International Union

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the Service Employees International Union ("SEIU") submitted a shareholder proposal (the "Proposal") to Duke Realty Corporation ("Duke Realty" or the "Company"). The Proposal requests that Duke Realty's board of directors take the necessary steps to declassify the board.

In a letter to the Commission dated December 18, 2001 (the "No-Action Request"), Duke Realty stated that it intends to omit the Proposal from its proxy materials to be distributed to shareholders in connection with the Company's 2002 annual meeting of shareholders. Duke Realty argues that the Proposal is excludable pursuant to Rule 14a-8(b) and 14a-8(f) because SEIU failed to prove continuous ownership of at least $2,000 in Duke Realty's voting common stock for the required one-year period. As discussed more fully below, SEIU submitted documentation satisfying the requirements of Rule 14a-8.

In the alternative, Duke Realty urges the Staff to require revision of certain statements alleged to be false and misleading and thus excludable under Rule 14a-8(i)(3). With the exception noted below, SEIU is willing to make the changes and supply the additional information requested by Duke Realty.

<u>The Proof of Ownership Requirement</u>

Rule 14a-8(b)(1) provides that to be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value or 1% of a company's securities entitled to be voted on the proposal at the meeting for at least one year by the date on which the proposal is submitted.

A shareholder like SEIU that is not a registered owner must prove to the company that it owns the required amount of securities. Rule 14a-8(b)(2) sets forth the two forms such proof can take. Addressing the shareholder, the rule states, "The first way is to submit to the company a written statement from the 'record' holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year." The second option outlined in the rule does not apply to SEIU because it is available only to shareholders that have filed a Schedule 13D or 13G or a Form 3, 4 or 5.

On November 21, 2001, Duke Realty requested that SEIU supply proof that it owned the requisite amount of securities to be eligible to submit the Proposal. SEIU holds the Duke Realty securities that make it eligible to submit the Proposal (the "Securities") in an on-line account (the "Account") with Fidelity Investments ("Fidelity"). SEIU has been informed by Fidelity that it will not supply to SEIU or any third party written documentation regarding the Securities or other securities held in the Account.

Accordingly, SEIU provided Duke Realty with monthly account statements from Fidelity covering the period from September 1, 2000 through November 30, 2001 (the "Statements"), which are attached hereto as Exhibit A. Each Statement shows both securities held in the Account on a "snapshot" monthly basis (as of the last day of the month) and all transaction activity in the Account during the time covered by the Statement (in the "Transaction Details" section). SEIU has been informed by Fidelity that it is the record owner of the securities held in the Account on SEIU's behalf.

The Statements prove SEIU's eligibility to submit the Proposal and satisfy the requirements of Rule 14a-8(b)(2)(i). First, the Statements are a "written statement." Although Duke Realty implies in the No-Action Request that the statement must be in the form of a "letter" (see No-Action Request at 3), Rule 14a-8(b)(2)(i) imposes no such requirement regarding the form of the written statement. Second, the Statements are from Fidelity, the record holder of the Securities.

Third, the Statements "verify[]" that, at the time SEIU submitted the Proposal, it held the Securities continuously for at least one year. SEIU submitted the Proposal on November 10, 2001. The period covered by the Statements begins on September 1, 2000, more than 14 months before the Proposal was submitted, and ends 20 days after that submission date. The inclusion in the Statements of all transaction activity in the Account demonstrates that SEIU's ownership of the Securities has been continuous during that time. If SEIU had sold any of its Duke Realty stock during the periods covered by any of the Statements, such sale would appear in the transaction section of the relevant Statement. (For an example of how a sale would appear in the section detailing transaction activity, see the Statement covering September 1-30, 2001.) No such transaction appears in any Statement.

Duke Realty points to Staff Legal Bulletin No. 14, issued on July 13, 2001 by the Commission's Division of Corporation Finance (the "Bulletin") to bolster its argument that the Statements do not satisfy Rule 14a-8(b)(2)(i). Item C.1.c(2) of the Bulletin states:

Do a shareholder's monthly, quarterly or other periodic investment statements demonstrate sufficiently continuous ownership of the securities?

No. A shareholder must submit an affirmative written statement from the record owner of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal.

Staff Legal Bulletin No. 14, Item C.1.c(2) (July 13, 2001) (emphasis in original).

However, it is clear that this question and answer from the Bulletin apply only to "snapshot"-type statements, those that show the securities in an account on one particular day every month or quarter but do not show the transactions in the account during the period in question. The Bulletin refers to "periodic" statements, and the Staff appears to assume that "periodic investment statements" do not show continuous ownership. Indeed, the Staff's emphasis of "continuously" strongly supports such an inference.

Finally, it would not be consistent with the policy behind Rule 14a-8 to preclude shareholders from demonstrating eligibility using account statements if those statements indeed document continuous ownership of the requisite securities. Such a practice would arbitrarily prevent the many shareholders who do not have access to full-service brokerage or private banking services from using the shareholder proposal process. The Staff could not have intended such a result.

Recently, the Staff appears to have concluded that brokerage account statements satisfied Rule 14a-8(b)(2)(i) in Drexler Technology Corporation (August 23, 2001). In Drexler, the proponent provided the company with account statements of his broker, Charles Schwab, which was not itself a record owner of the company's securities. The company asserted that the statements were insufficient and that the proponent's name did not appear on its transfer agent's list of registered holders, and gave the proponent an opportunity to cure the defect. The proponent instead bought shares in his own name (i.e., as a record owner) five days after the deadline for submitting the shareholder proposal.

When the company sought no-action relief, the proponent argued that he must have been a record holder for some time because he had received proxy materials and had been permitted to attend shareholder meetings in the past. The company explained in a supplemental letter to the Staff that the company maintained an informal in-house shareholder mailing list, derived in part from information obtained from financial intermediaries such as Charles Schwab, which was not completely up-to-date; accordingly, the company did not rely on it for matters such as voting and eligibility to submit a shareholder proposal.

The Staff declined to grant no-action relief in reliance on Rule 14a-8(b). Because the Staff does not set forth its reasoning, it is not clear why it accepted the Charles Schwab statements, especially since Charles Schwab was apparently not a record owner and it is not possible from the parties' submissions to tell whether the statements included the transaction activity necessary to establish continuous ownership. It seems less likely, however, that the Staff agreed with the proponent's contention that he was in fact a record owner since he did not buy shares in his own name until after the shareholder proposal submission date, and he did not appear on the company's registered shareholder list before that untimely purchase.

In sum, the Statements provided to Duke Realty by SEIU satisfy Rule 14a-8's proof of ownership requirement because they establish, in a written statement by the record holder, SEIU's continuous ownership of the Securities for the required time period. Both the plain language and policy of Rule 14a-8 favor allowing SEIU to establish its eligibility using the Statements. Accordingly, Duke Realty should not be permitted to omit the Proposal pursuant to Rule 14a-8(b) and (f).

"False and Misleading" Statements

Duke Realty argues that two statements regarding the "purported effects of a classified board and purported benefits of declassification" should be qualified as SEIU's opinion. SEIU has no objection to doing so.

Duke Realty also objects to two sentences in the third paragraph of the Proposal's supporting statement, which state:

Classified boards like ours have become increasingly unpopular in recent years. Last year a majority of shareholders supported proposals asking their boards to repeal classified board structures at a number of respected companies, including Kroger, Merck, Airborne, Albertson's, Inc., U.S. Bancorp, Delphi Automotive, Maytag, United Health Group, Wisconsin Energy, and Alaska Air Group.

SEIU is willing to qualify the first sentence as its opinion, as Duke Realty requests. As to the second sentence, Duke Realty makes several points. First, it seeks clarification regarding the meaning of the phrase "majority of shareholders," which Duke Realty claims is ambiguous. SEIU proposes changing that language to "a majority of shares voted for and against" to convey more accurately the results obtained at the listed companies. Second, in response to Duke Realty's claim that the sentence is factually unsupported, SEIU does not object to adding a reference to the Council of Institutional Investors' web site, which lists shareholder proposals supported by a majority of shares voted for and against; SEIU relied on this source, which in turn obtains its data from the Investor Responsibility Research Center, in drafting the proposal.

Finally, Duke Realty argues that the discussion of majority shareholder votes is somehow misleading because it does not state that additional steps are required in order to accomplish declassification—namely, a board resolution and an additional vote of shareholders to approve a charter amendment. However, contrary to Duke Realty's assertion, the supporting statement in no way implies that the companies listed have in fact eliminated their classified boards or that a majority vote on the Proposal would have that effect. The discussion of the majority votes takes place in a context relating to shareholder sentiment, to which majority votes are certainly relevant. If Duke Realty wishes to emphasize the necessity of additional steps, it may do so in its statement in opposition to the Proposal, the appropriate place for such an argument.

* * * * *

If you have any questions or need additional information, please do not hesitate to call me at (202) 639-7612.

Very truly yours,

Steve Abrecht
Director, Capital Stewardship Program

Enclosure:// 1

Cc: George C. Gaskin
Long, Aldridge & Norman LLP
303 Peachtree St.
Atlanta, GA 30308
Fax: 404-527-4198

Exhibit A

Fidelity Investments

Investment Report

September 1, 2000 - September 30, 2000

Online	www.fidelity.com
FAST(sm)-Automated Telephone	800-544-5555
Customer Service	800-544-6666

#BWNFRKS   ENV# 136046431

SERVICE EMPLOYEES INTNL UNION
ATTN: PAT BISHOP
1313 L ST NW
WASHINGTON DC 20005-4101

Messages:

Phase II of decimalization began on September 25, 2000. For detailed information about the securities participating in each phase, please refer to the insert in this statement or www.fidelity.com.

Ultra Service Account   X37-225762   SERVICE EMPLOYEES INTNL UNION

Account Summary

Beginning value as of Sep 1
Change in investment value
Ending value as of Sep 30

Your commission schedule

Minimal annual trade requirement
Eligible trades from Oct 1999 - Sep 2000

Income Summary

Realized Gain/Loss from Sales

	This Period	Year to Date

Holdings (Symbol) as of September 30, 2000	Quantity September 30, 2000	Price per Unit September 30, 2000	Total Cost Basis	Total Value September 1, 2000	Total Value September 30, 2000

Fidelity Investments

Investment Report

September 1, 2000 - September 30, 2000

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Holdings (Symbol) as of September 30, 2000	Quantity September 30, 2000	Price per Unit September 30, 2000	Total Cost Basis	Total Value September 1, 2000	Total Value September 30, 2000
DUKE-WEEKS REALTY CORP (DRE)	137.0000	24.12500	3,003.26	3,253.75	3,305.12

Ultra Service Account	X37-225762	SERVICE EMPLOYEES INTNL UNION				
Holdings (Symbol) as of September 30, 2000			Quantity September 30, 2000	Price per Unit September 30, 2000	Total Cost Basis	Total Value September 1, 2000	Total Value September 30, 2000

Transaction Details (for holdings with activity this period)

Core Account *- Cash*

Description	Amount	Balance	Description	Amount	Balance
Beginning		$62,340.53	Income	640.13	
Investment Activity			Subtotal of Investment Activity	$920.96	
Core account income	$280.83		**Ending**		$63,261.49

Investment Activity

Settlement Date	Security	Description	Quantity	Price per Unit	Transaction Amount
9/11	ELECTRONIC DATA SYS CORP	Dividend received			$7.50
9/15	C S X CORP	Dividend received			33.30
9/20	DOMINION RESOURCES INC VA NEW	Dividend received			41.28
9/20	ENRON CORP	Dividend received			8.38
9/28	VENTAS INC	Dividend received			449.50
9/29	CASH	Interest earned			280.83
9/29	LOCKHEED MARTIN CORP	Dividend received			15.07

Fidelity Investments

Investment Report

September 1, 2000 - September 30, 2000

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Transaction Details

Investment Activity

Settlement Date	Security	Description	Quantity	Price per Unit	Transaction Amount
9/29	UNIVERSAL HEALTH RLTY INCOME TR SBI	Dividend received			85.10

Daily Additions and Subtractions *Cash @ $1 per share (the following is provided to you in accordance with industry regulations)*

Date	Amount	Balance	Date	Amount	Balance	Date	Amount	Balance
9/11	$7.50	$62,348.03	9/20	49.66	62,430.99	9/29	381.00	63,261.49
9/15	33.30	62,381.33	9/28	449.50	62,880.49			

Additional Information About Your Investment Report

To make managing your account easier, we've enhanced the balance page and introduced a single intraday cash and/or margin balance to see exactly how much money you have immediately available for trading.

Fidelity Investments

Investment Report

October 1, 2000 - October 31, 2000

Online	www.fidelity.com
FAST(sm)-Automated Telephone	800-544-5555
Customer Service	800-544-6666

#BWNFRKS ENV# 136045652

SERVICE EMPLOYEES INTNL UNION
ATTN: PAT BISHOP
1313 L ST NW
WASHINGTON DC 20005-4101

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Account Summary

Beginning value as of Oct 1
Transaction costs, loads and fees
Change in investment value
Ending value as of Oct 31

Your commission schedule
Minimal annual trade requirement
Eligible trades from Nov 1999 - Oct 2000

Income Summary

Realized Gain/Loss from Sales

	This Period	Year to Date

Holdings (Symbol) as of October 31, 2000	Quantity October 31, 2000	Price per Unit October 31, 2000	Total Cost Basis	Total Value October 1, 2000	Total Value October 31, 2000

Fidelity Investments

Investment Report

October 1, 2000 - October 31, 2000

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Holdings (Symbol) as of October 31, 2000	Quantity October 31, 2000	Price per Unit October 31, 2000	Total Cost Basis	Total Value October 1, 2000	Total Value October 31, 2000
MCN)					
DUKE-WEEKS REALTY CORP (DRE)	137.0000	23.68800	3,003.26	3,305.12	3,245.25

Fidelity Investments

Investment Report

October 1, 2000 - October 31, 2000

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Holdings (Symbol) as of October 31, 2000	Quantity October 31, 2000	Price per Unit October 31, 2000	Total Cost Basis	Total Value October 1, 2000	Total Value October 31, 2000

All positions held in cash account unless indicated otherwise.

Transaction Details (for holdings with activity this period)

Core Account *- Cash*

Description	Amount	Balance
Beginning		$63,261.49
Investment Activity		
Securities bought	-$32,181.45	
Securities sold	3,894.91	
Other additions	6,020.00	

Description	Amount	Balance
Core account income	235.81	
Income	785.06	
Subtotal of Investment Activity	- $21,245.67	
Ending		$42,015.82

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Investment Activity

Settlement Date	Security	Description	Quantity	Price per Unit	Cost Basis of Close	Transaction Amount
10 / 01	FLEETBOSTON FINL CORP	Dividend received				$18.90
10 / 04	GREAT LAKES REIT INC	Dividend received				65.52
10 / 06	BURNS INTL SERVICES CASH MERGER $21.50 PER SHARE MER PAYOUT	Merger *Short-term gain: $3,205.05*	-280.0000		$2,814.95 *f*	6,020.00
10 / 12	AHL SERVICES INC	You bought Transaction cost: -$14.95	85.0000	$7.25000		-631.20
10 / 12	AMERICAN WATER WORKS CO	You bought Transaction cost: -$14.95	112.0000	25.93750		-2,919.95
10 / 12	APARTMENT INVT & MGMT CO	You bought Transaction cost: -$14.95	67.0000	44.81250		-3,017.39
10 / 12	CP &L ENERGY INC COM	You bought Transaction cost: -$14.95	75.0000	42.37500		-3,193.08
10 / 12	CHURCHILL DOWNS INC	You bought Transaction cost: -$14.95	125.0000	25.50000		-3,202.45
10 / 12	ELECTRONIC DATA SYS CORP	You bought Transaction cost: -$14.95	14.0000	41.68750		-598.58
10 / 12	EQUITY RESIDENTIAL PROPERTIES	You bought Transaction cost: -$14.95	63.0000	46.00000		-2,912.95
10 / 12	MAGNA ENTMT CORP CL A	You bought Transaction cost: -$14.95	440.0000	6.37500		-2,819.95
10 / 12	MAXIMUS INC	You bought Transaction cost: -$14.95	34.0000	20.43750		-709.83
10 / 12	NORFOLK SOUTHERN CRP EXEC. CINN STK EXCH	You bought Transaction cost: -$14.95	193.0000	14.25000		-2,765.20
10 / 12	OGDEN CORP	You sold Transaction cost: -$15.09 *Short-term gain: $267.35* *Long-term loss: $1,234.10*	-272.0000	14.37500	4,861.66 *f*	3,894.91
10 / 12	PINNACLE ENTMT INC	You bought Transaction cost: -$14.95	136.0000	22.00000		-3,006.95

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Transaction Details

Investment Activity

Settlement Date	Security	Description	Quantity	Price per Unit	Cost Basis of Close	Transaction Amount
10 / 12	SERVICEMASTER CO	You bought Transaction cost: -$14.95	38.0000	9.18750		-364.08
10 / 12	SIMON PPTY GRP INC	You bought Transaction cost: -$14.95	127.0000	22.50000		-2,872.45
10 / 12	SMITH CHARLES E RESIDENTIAL RLTY INC	You bought Transaction cost: -$14.95	69.0000	45.68750		-3,167.39
10 / 13	EQUITY OFFICE PROPERTIES TRUST	Dividend received				53.10
10 / 13	PEOPLES ENERGY CORP	Dividend received				48.00
10 / 13	PRENTISS PPTYS TR SH BEN INT	Dividend received				64.99
10 / 15	LIBERTY PPTY TR SHS BEN INT	Dividend received				71.25
10 / 16	BRANDYWINE RLTY TR SBI NEW	Dividend received				69.70
10 / 17	KILROY REALTY CORP	Dividend received				59.40
10 / 17	RECKSON' ASSOCIATES REALTY CORP	Dividend received				63.30
10 / 20	SPIEKER PPTYS INC	Dividend received				59.50
10 / 23	MACK CALI REALTY CORP	Dividend received				65.88
10 / 26	ARDEN RLTY INC	Dividend received				69.75
10 / 27	BOSTON PPTYS INC	Dividend received				47.17
10 / 31	CASH	Interest earned				235.81
10 / 31	SERVICEMASTER CO	Dividend received				28.60

f - FIFO (First In First Out)

Daily Additions and Subtractions *Cash @ $1 per share (the following is provided to you in accordance with industry regulations)*

Date	Amount	Balance	Date	Amount	Balance	Date	Amount	Balance
10 / 02	$18.90	$63,280.39	10 / 06	6,020.00	69,365.91	10 / 13	166.09	41,245.46
10 / 04	65.52	63,345.91	10 / 12	-28,286.54	41,079.37	10 / 16	140.95	41,386.41

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Transaction Details

Daily Additions and Subtractions *Cash @ $1 per share (the following is provided to you in accordance with industry regulations)*

Date	Amount	Balance	Date	Amount	Balance	Date	Amount	Balance
10 / 17	122.70	41,509.11	10 / 23	65.88	41,634.49	10 / 27	47.17	41,751.41
10 / 20	59.50	41,568.61	10 / 26	69.75	41,704.24	10 / 31	264.41	42,015.82

Fidelity Investments

Investment Report

November 1, 2000 - November 30, 2000

Online	www.fidelity.com
FAST(sm)-Automated Telephone	800-544-5555
Customer Service	800-544-6666

#BWNFRKS ENV# 136035358

SERVICE EMPLOYEES INTNL UNION
ATTN: PAT BISHOP
1313 L ST NW
WASHINGTON DC 20005-4101

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Account Summary

Beginning value as of Nov 1

Change in investment value

Ending value as of Nov 30

Income Summary

Realized Gain/Loss from Sales

	This Period	Year to Date

Your commission schedule

Minimal annual trade requirement

Eligible trades from Dec 1999 - Nov 2000

Holdings (Symbol) as of November 30, 2000	Quantity November 30, 2000	Price per Unit November 30, 2000	Total Cost Basis	Total Value November 1, 2000	Total Value November 30, 2000
Stocks *51% of holdings*					

Fidelity Investments

Investment Report

November 1, 2000 - November 30, 2000

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Holdings (Symbol) as of November 30, 2000	Quantity November 30, 2000	Price per Unit November 30, 2000	Total Cost Basis	Total Value November 1, 2000	Total Value November 30, 2000
DUKE-WEEKS REALTY CORP (DRE)	137.0000	22.75000	3,003.26	3,245.25	3,116.75

0001 001130 0001 136035358 04 18 004

Ultra Service Account	X37-225762	SERVICE EMPLOYEES INTNL UNION				
Holdings	(Symbol) as of November 30, 2000	Quantity November 30, 2000	Price per Unit November 30, 2000	Total Cost Basis	Total Value November 1, 2000	Total Value November 30, 2000

Transaction Details (for holdings with activity this period)

Core Account - *Cash*

Description	Amount	Balance	Description	Amount	Balance
Beginning		$42,015.82	Income	432.78	
Investment Activity			Subtotal of Investment Activity	$622.65	
Core account income	$189.87		**Ending**		$42,638.47

Investment Activity

Settlement Date	Security	Description	Quantity	Price per Unit	Transaction Amount
11 / 03	ABM INDS INC	Dividend received			$22.94
11 / 10	APARTMENT INVT & MGMT CO	Dividend received			46.90

Investment Report

November 1, 2000 - November 30, 2000

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Transaction Details

Investment Activity

Settlement Date	Security	Description	Quantity	Price per Unit	Transaction Amount
11 / 14	VORNADO RLTY TR	Dividend received			50.88
11 / 15	AMERICAN WATER WORKS CO	Dividend received			25.20
11 / 15	CRESCENT REAL ESTATE EQUITIE CORP FRMLY CRESCENT REAL ESTATE EQUITIE TRUST INC	Dividend received			80.85
11 / 15	SMITH CHARLES E RESIDENTIAL RLTY INC	Dividend received			40.37
11 / 17	SIMON PPTY GRP INC	Dividend received			64.14
11 / 24	MCN ENERGY GROUP INC FORMLY MCN CORP COM	Dividend received			42.59
11 / 30	DUKE-WEEKS REALTY CORP	Dividend received			58.91
11 / 30	CASH	Interest earned			189.87

Daily Additions and Subtractions *Cash @ $1 per share (the following is provided to you in accordance with industry regulations)*

Date	Amount	Balance	Date	Amount	Balance	Date	Amount	Balance
11 / 03	$22.94	$42,038.76	11 / 15	146.42	42,282.96	11 / 30	248.78	42,638.47
11 / 10	46.90	42,085.66	11 / 17	64.14	42,347.10			
11 / 14	50.88	42,136.54	11 / 24	42.59	42,389.69			

Fidelity Investments®

Investment Report

December 1, 2000 - December 31, 2000

Online	Fidelity.com
FAST(sm)-Automated Telephone	800-544-5555
Customer Service	800-544-6666

#BWNFRKS   ENV# 136033192

SERVICE EMPLOYEES INTNL UNION
ATTN: PAT BISHOP
1313 L ST NW
WASHINGTON DC 20005-4101

Messages:

To help you manage your taxes, Fidelity now offers online year-to-date tax information on your brokerage account. Log in to Fidelity.com, click on the account you want to review, and choose "Tax Information".

Ultra Service Account   X37-225762   SERVICE EMPLOYEES INTNL UNION

Account Summary	
Beginning value as of Dec 1	$212,254.09
Change in investment value	12,520.46
Ending value as of Dec 31	$224,774.55
Your commission schedule	Gold Circle
Minimal annual trade requirement	72
Eligible trades from Jan 2000 - Dec 2000	37

Income Summary	**This Period**	**Year to Date**
– - -		

Realized Gain/Loss from Sales	**This Period**	**Year to Date**
		$4,484.18
		-5,703.32
		-$1,219.14
		-$3,568.33

Holdings (Symbol) as of December 31, 2000	**Quantity December 31, 2000**	**Price per Unit December 31, 2000**	**Total Cost Basis**	**Total Value December 1, 2000**	**Total Value December 31, 2000**

001229 0001 [illegible]

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Holdings (Symbol) as of December 31, 2000	Quantity December 31, 2000	Price per Unit December 31, 2000	Total Cost Basis	Total Value December 1, 2000	Total Value December 31, 2000
DUKE-WEEKS REALTY CORP (DRE)	137.0000	24.62500	3,003.26	3,116.75	3,373.62

Fidelity Investments

Investment Report

December 1, 2000 - December 31, 2000

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Holdings (Symbol) as of December 31, 2000	Quantity December 31, 2000	Price per Unit December 31, 2000	Total Cost Basis	Total Value December 1, 2000	Total Value December 31, 2000

Transaction Details (for holdings with activity this period)

Core Account - *Cash*

Description	Amount	Balance
Beginning		$42,638.47
Investment Activity		
Core account income	$198.59	

Description	Amount	Balance
Income	514.09	
Subtotal of Investment Activity	$712.68	
Ending		$43,351.15

Investment Activity

Settlement Date	Security	Description	Quantity	Price per Unit	Transaction Amount
12/11	CP &L ENERGY INC COM N/C TO 743263105	Name changed	-75.0000		$0.00

Fidelity Investments

Investment Report

December 1, 2000 - December 31, 2000

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Transaction Details

Investment Activity

Settlement Date	Security	Description	Quantity	Price per Unit	Transaction Amount
12 / 11	ELECTRONIC DATA SYS CORP	Dividend received			9.60
12 / 11	NORFOLK SOUTHERN CRP	Dividend received			38.60
12 / 11	PROGRESS ENERGY INC N/C FROM 12614C106	Name changed	75.0000		0.00
12 / 15	C S X CORP	Dividend received			33.30
12 / 20	DOMINION RESOURCES INC VA NEW	Dividend received			41.28
12 / 20	ENRON CORP	Dividend received			8.38
12 / 22	DISNEY WALT CO DEL (HOLDING COMPANY)	Dividend received			22.68
12 / 29	EQUITY OFFICE PROPERTIES TRUST	Dividend received			53.10
12 / 29	EQUITY RESIDENTIAL PROPERTIES	Dividend received			51.35
12 / 29	CASH	Interest earned			198.59
12 / 29	GREAT LAKES REIT INC	Dividend received			89.18
12 / 29	GREAT LAKES REIT INC	Dividend received			65.52
12 / 29	LOCKHEED MARTIN CORP	Dividend received			15.07
12 / 29	UNIVERSAL HEALTH RLTY INCOME TR SBI	Dividend received			86.03

Daily Additions and Subtractions *Cash @ $1 per share (the following is provided to you in accordance with industry regulations)*

Date	Amount	Balance	Date	Amount	Balance	Date	Amount	Balance
12 / 11	$48.20	$42,686.67	12 / 20	49.66	42,769.63	12 / 29	558.84	43,351.15
12 / 15	33.30	42,719.97	12 / 22	22.68	42,792.31			

Fidelity Investments

Investment Report

January 1, 2001 - January 31, 2001

Online	Fidelity.com
FAST(sm)-Automated Telephone	800-544-5555
Customer Service	800-544-6666

#BWNFRKS ENV# 136035228

SERVICE EMPLOYEES INTNL UNION
ATTN: PAT BISHOP
1313 L ST NW
WASHINGTON DC 20005-4101

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Account Summary

Beginning value as of Jan 1
Change in investment value
Ending value as of Jan 31

Your commission schedule
Minimal annual trade requirement
Eligible trades from Feb 2000 - Jan 2001

Income Summary

Holdings (Symbol) as of January 31, 2001	Quantity January 31, 2001	Price per Unit January 31, 2001	Total Cost Basis	Total Value January 1, 2001	Total Value January 31, 2001

Fidelity Investments

Investment Report

January 1, 2001 - January 31, 2001

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Holdings (Symbol) as of January 31, 2001	Quantity January 31, 2001	Price per Unit January 31, 2001	Total Cost Basis	Total Value January 1, 2001	Total Value January 31, 2001
DUKE-WEEKS REALTY CORP (DRE)	137.0000	24.98000	3,003.26	3,373.62	3,422.26

Investment Report

January 1, 2001 - January 31, 2001

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Holdings (Symbol) as of January 31, 2001	Quantity January 31, 2001	Price per Unit January 31, 2001	Total Cost Basis	Total Value January 1, 2001	Total Value January 31, 2001

All positions held in cash account unless indicated otherwise.

Transaction Details (for holdings with activity this period)

Core Account *- Cash*

Description	Amount	Balance
Beginning		$43,351.15
Investment Activity		
Core account income	$189.45	

Description	Amount	Balance
Income	881.58	
Subtotal of Investment Activity	$1,071.03	
Ending		$44,422.18

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Investment Activity

Settlement Date	Security	Description	Quantity	Price per Unit	Transaction Amount
1/01	FLEETBOSTON FINL CORP	Dividend received			$20.79
1/12	PRENTISS PPTYS TR SH BEN INT	Dividend received			64.99
1/12	RECKSON' ASSOCIATES REALTY CORP	Dividend received			63.30
1/15	BRANDYWINE RLTY TR SBI NEW	Dividend received			69.70
1/15	LIBERTY PPTY TR SHS BEN INT	Dividend received			71.25
1/15	PEOPLES ENERGY CORP	Dividend received			48.00
1/15	VENTAS INC	Dividend received			210.25
1/17	KILROY REALTY CORP	Dividend received			59.40
1/19	CHURCHILL DOWNS INC	Dividend received			62.50
1/22	MACK CALI REALTY CORP	Dividend received			65.88
1/29	BOSTON PPTYS INC	Dividend received			47.17
1/31	ARDEN RLTY INC	Dividend received			69.75
1/31	CASH	Interest earned			189.45
1/31	SERVICEMASTER CO	Dividend received			28.60

Daily Additions and Subtractions *Cash @ $1 per share (the following is provided to you in accordance with industry regulations)*

Date	Amount	Balance	Date	Amount	Balance	Date	Amount	Balance
1/02	$20.79	$43,371.94	1/17	59.40	43,958.83	1/29	47.17	44,134.38
1/12	128.29	43,500.23	1/19	62.50	44,021.33	1/31	287.80	44,422.18
1/16	399.20	43,899.43	1/22	65.88	44,087.21			

Fidelity Investments

Investment Report

February 1, 2001 - February 28, 2001

Online	Fidelity.com
FAST(sm)-Automated Telephone	800-544-5555
Customer Service	800-544-6666

#BWNFRKS ENV# 136035142

SERVICE EMPLOYEES INTNL UNION
ATTN: PAT BISHOP
1313 L ST NW
WASHINGTON DC 20005-4101

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Account Summary

Beginning value as of Feb 1

Change in investment value

Ending value as of Feb 28

Income Summary | **This Period** | **Year to Date**

Your commission schedule

Minimal annual trade requirement

Eligible trades from Mar 2000 - Feb 2001

Holdings (Symbol) as of February 28, 2001	Quantity February 28, 2001	Price per Unit February 28, 2001	Total Cost Basis	Total Value February 1, 2001	Total Value February 28, 2001

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Holdings (Symbol) as of February 28, 2001	Quantity February 28, 2001	Price per Unit February 28, 2001	Total Cost Basis	Total Value February 1, 2001	Total Value February 28, 2001
DUKE-WEEKS REALTY CORP (DRE)	137.0000	22.90000	3,003.26	3,422.26	3,137.30

Fidelity Investments

Investment Report

February 1, 2001 - February 28, 2001

Ultra Service Account	X37-225762	SERVICE EMPLOYEES INTNL UNION				
Holdings	**(Symbol) as of February 28, 2001**	**Quantity February 28, 2001**	**Price per Unit February 28, 2001**	**Total Cost Basis**	**Total Value February 1, 2001**	**Total Value February 28, 2001**

All positions held in cash account unless indicated otherwise.

Transaction Details (for holdings with activity this period)

Core Account - *Cash*

Description	Amount	Balance
Beginning		**$44,422.18**
Investment Activity		
Core account income	$156.31	

Description	Amount	Balance
Income	539.99	
Subtotal of Investment Activity	$696.30	
Ending		**$45,118.48**

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Investment Activity

Settlement Date	Security	Description	Quantity	Price per Unit	Transaction Amount
2/01	PROGRESS ENERGY INC	Dividend received			$39.75
2/02	SPIEKER PPTYS INC	Dividend received			59.50
2/05	ABM INDS INC	Dividend received			24.42
2/09	APARTMENT INVT & MGMT CO	Dividend received			52.26
2/13	VORNADO RLTY TR	Dividend received			50.88
2/15	AMERICAN WATER WORKS CO	Dividend received			26.32
2/15	CRESCENT REAL ESTATE EQUITIE CORP FRMLY CRESCENT REAL ESTATE EQUITIE TRUST INC	Dividend received			80.85
2/15	SMITH CHARLES E RESIDENTIAL RLTY INC	Dividend received			40.37
2/23	MCN ENERGY GROUP INC FORMLY MCN CORP COM	Dividend received			42.59
2/28	DUKE-WEEKS REALTY CORP	Dividend received			58.91
2/28	CASH	Interest earned			156.31
2/28	SIMON PPTY GRP INC	Dividend received			64.14

Daily Additions and Subtractions *Cash @ $1 per share (the following is provided to you in accordance with industry regulations)*

Date	Amount	Balance	Date	Amount	Balance	Date	Amount	Balance
2/01	$39.75	$44,461.93	2/09	52.26	44,598.11	2/23	42.59	44,839.12
2/02	59.50	44,521.43	2/13	50.88	44,648.99	2/28	279.36	45,118.48
2/05	24.42	44,545.85	2/15	147.54	44,796.53			

Fidelity Investments

Investment Report

March 1, 2001 - March 31, 2001

Online	Fidelity.com
FAST(sm)-Automated Telephone	800-544-5555
Customer Service	800-544-6666

#BWNFRKS ENV# 135078752

SERVICE EMPLOYEES INTNL UNION
ATTN: PAT BISHOP
1313 L ST NW
WASHINGTON DC 20005-4101

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Account Summary

Beginning value as of Mar 1
Change in investment value
Ending value as of Mar 31

Income Summary

	This Period	Year to Date

Your commission schedule

Minimal annual trade requirement
Eligible trades from Apr 2000 - Mar 2001

Holdings (Symbol) as of March 31, 2001	Quantity March 31, 2001	Price per Unit March 31, 2001	Total Cost Basis	Total Value March 1, 2001	Total Value March 31, 2001

Fidelity Investments

Investment Report

March 1, 2001 - March 31, 2001

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Holdings (Symbol) as of March 31, 2001	Quantity March 31, 2001	Price per Unit March 31, 2001	Total Cost Basis	Total Value March 1, 2001	Total Value March 31, 2001
DUKE-WEEKS REALTY CORP (DRE)	137.0000	23.15000	3,003.26	3.137.30	3,171.55

0001 010330 0001 135078752 04 18 006

Investment Report

March 1, 2001 - March 31, 2001

Ultra Service Account	X37-225762	SERVICE EMPLOYEES INTNL UNION				
Holdings	**(Symbol) as of March 31, 2001**		**Quantity March 31, 2001**	**Price per Unit March 31, 2001**	**Total Cost Basis**	**Total Value March 1, 2001**	**Total Value March 31, 2001**

All positions held in cash account unless indicated otherwise.

Transaction Details (for holdings with activity this period)

Core Account *- Cash*

Description	Amount	Balance
Beginning		$45,118.48
Investment Activity		
Core account income	$165.89	
Income	205.24	
Subtotal of Investment Activity	$371.13	
Ending		$45,489.61

Fidelity Investments

Investment Report

March 1, 2001 - March 31, 2001

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Investment Activity

Settlement Date	Security	Description	Quantity	Price per Unit	Transaction Amount
3/10	NORFOLK SOUTHERN CRP	Dividend received			$11.58
3/12	ELECTRONIC DATA SYS CORP	Dividend received			9.60
3/15	C S X CORP	Dividend received			33.30
3/20	DOMINION RESOURCES INC VA NEW	Dividend received			41.28
3/20	ENRON CORP	Dividend received			8.38
3/30	CASH	Interest earned			165.89
3/30	LOCKHEED MARTIN CORP	Dividend received			15.07
3/30	UNIVERSAL HEALTH RLTY INCOME TR SBI	Dividend received			86.03

Daily Additions and Subtractions *Cash @ $1 per share (the following is provided to you in accordance with industry regulations)*

Date	Amount	Balance	Date	Amount	Balance	Date	Amount	Balance
3/12	$21.18	$45,139.66	3/20	49.66	45,222.62			
3/15	33.30	45,172.96	3/30	266.99	45,489.61			

Additional Information About Your Investment Report

On Monday, December 18, 2000, Fidelity reopened Fidelity Contrafund(R) and Fidelity Growth & Income Portfolio to new investors. Both funds had been closed to new investors since April 3, 1998. The funds are now available to new shareholders to add to their Fidelity accounts. Fidelity's goal in reopening the funds is not to grow assets in either fund, but rather to achieve a neutral balance of cash flowing in and out of the funds.

While past performance is no guarantee of future results, with these historically solid long-term performers re-opened, now may be the time for you to consider Fidelity's Growth & Income Portfolio or Contrafund for your portfolio.

Fidelity Investments

Investment Report

April 1, 2001 - April 30, 2001

#BWNFRKS ENV# 136036247

SERVICE EMPLOYEES INTNL UNION
ATTN: PAT BISHOP
1313 L ST NW
WASHINGTON DC 20005-4101

Online	Fidelity.com
FAST(sm)-Automated Telephone	800-544-5555
Customer Service	800-544-6666

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Account Summary	
Beginning value as of Apr 1	$222,886.23
Change in investment value	
Ending value as of Apr 30	

Income Summary	This Period	Year to Date

Realized Gain/Loss from Sales	This Period	Year to Date

Your commission schedule
Minimal annual trade requirement
Eligible trades from May 2000 - Apr 2001

Holdings (Symbol) as of April 30, 2001	Quantity April 30, 2001	Price per Unit April 30, 2001	Total Cost Basis	Total Value April 1, 2001	Total Value April 30, 2001

Fidelity Investments

Investment Report

April 1, 2001 - April 30, 2001

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Holdings (Symbol) as of April 30, 2001	Quantity April 30, 2001	Price per Unit April 30, 2001	Total Cost Basis	Total Value April 1, 2001	Total Value April 30, 2001
DUKE-WEEKS REALTY CORP (DRE)	137.0000	23.04000	3,003.26	3,171.55	3,156.48

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Holdings (Symbol) as of April 30, 2001	Quantity April 30, 2001	Price per Unit April 30, 2001	Total Cost Basis	Total Value April 1, 2001	Total Value April 30, 2001

All positions held in cash account unless indicated otherwise.

Transaction Details (for holdings with activity this period)

Core Account - *Cash*

Description	Amount	Balance
Beginning		$45,489.61
Investment Activity		
Other additions	$1,400.00	
Core account income	146.23	

Description	Amount	Balance
Income	854.25	
Subtotal of Investment Activity	$2,400.48	
Ending		$47,890.09

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Investment Activity

Settlement Date	Security	Description	Quantity	Price per Unit	Cost Basis of Close	Transaction Amount
4/01	FLEETBOSTON FINL CORP	Dividend received				$20.79
4/03	GREAT LAKES REIT INC	Dividend received				72.80
4/12	EQUITY RESIDENTIAL PROPERTIES	Dividend received				51.35
4/12	PRENTISS PPTYS TR SH BEN INT	Dividend received				64.99
4/13	PEOPLES ENERGY CORP	Dividend received				48.96
4/15	LIBERTY PPTY TR SHS BEN INT	Dividend received				71.25
4/16	BRANDYWINE RLTY TR SBI NEW	Dividend received				69.70
4/16	EQUITY OFFICE PROPERTIES TRUST	Dividend received				53.10
4/17	RECKSON' ASSOCIATES REALTY CORP	Dividend received				63.30
4/18	KILROY REALTY CORP	Dividend received				63.36
4/20	SPIEKER PPTYS INC	Dividend received				59.50
4/23	MACK CALI REALTY CORP	Dividend received				65.88
4/30	ARDEN RLTY INC	Dividend received				73.50
4/30	BOSTON PPTYS INC	Dividend received				47.17
4/30	CASH	Interest earned				146.23
4/30	QUORUM HEALTH GRP INC EXCH FOR .4107 SHARES OF TRIAD HOSPITALS INC CUSIP # 89579K109 & $3.50 IN CASH MER PAYOUT	Merger *Long-term gain: $1,400.00* *Cost Basis Adjustment: $0.00*	-400.0000		0.00 g	1,400.00
4/30	SERVICEMASTER CO	Dividend received				28.60

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Transaction Details

Investment Activity

Settlement Date	Security	Description	Quantity	Price per Unit	Cost Basis of Close	Transaction Amount
4 / 30	TRIAD HOSPS INC MER FROM 749084109	Merger *New Cost Basis: $3,525.00*	164.0000			0.00

g - Cost basis and gain/loss information for this transaction is provided based on information available from the company or other sources. In general, your cost basis transfers to the new shares acquired from the merger. If the transaction displays a "Cost Basis Adjustment," the cost basis of your new shares was adjusted by the amount displayed. Consult your tax advisor for information on how to report this transaction on your tax return.

Daily Additions and Subtractions *Cash (the following is provided to you in accordance with industry regulations)*

Date	Amount	Balance	Date	Amount	Balance	Date	Amount	Balance
4 / 02	$20.79	$45,510.40	4 / 16	243.01	45,942.55	4 / 20	59.50	46,128.71
4 / 03	72.80	45,583.20	4 / 17	63.30	46,005.85	4 / 23	65.88	46,194.59
4 / 12	116.34	45,699.54	4 / 18	63.36	46,069.21	4 / 30	1,695.50	47,890.09

Additional Information About Your Investment Report

- *Fidelity's newest municipal bond fund opened to investors on April 18, 2001. Spartan Tax-Free Bond Fund (FTABX) is actively managed to provide high current income that is exempt from federal income tax and the federal Alternative Minimum Tax (AMT). To learn more about the fund and find out if it may be an appropriate investment for your portfolio, log on to fidelity.com or contact a Fidelity representative.*

- *At Research@Fidelity.com, you'll find the information you want. Just a click-away, you can have access to extensive third-party research from Lehman Brothers, up-to-date editorial news from Dow Jones and Reuters. Plus, tools to help you evaluate what mutual funds might be best for you and over 20 other tools. Visit today.*

- *Daily finances no longer need to be a daily chore. Fidelity.com now has a package of useful features called Everyday Finances(SM) which help you manage your day-to-day finances. Everyday Finances brings your Fidelity Account(SM) to a new level of service. You can pay your bills online, make direct deposits, or even move money in or out of your account. Call or enroll online at fidelity.com/goto/everyday today.*

Fidelity Investments

Investment Report

May 1, 2001 - May 31, 2001

Online	Fidelity.com
FAST(sm)-Automated Telephone	800-544-5555
Customer Service	800-544-6666

ENV# 136037281

SERVICE EMPLOYEES INTNL UNION
ATTN: PAT BISHOP
1313 L ST NW
WASHINGTON DC 20005-4101

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Account Summary

Beginning value as of May 1
Change in investment value
Ending value as of May 31

Your commission schedule
Minimal annual trade requirement
Eligible trades from Jun 2000 - May 2001

Income Summary

Realized Gain/Loss from Sales

	This Period	Year to Date

Holdings (Symbol) as of May 31, 2001	Quantity May 31, 2001	Price per Unit May 31, 2001	Total Cost Basis	Total Value May 1, 2001	Total Value May 31, 2001

Fidelity Investments

Investment Report

May 1, 2001 - May 31, 2001

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Holdings (Symbol) as of May 31, 2001	Quantity May 31, 2001	Price per Unit May 31, 2001	Total Cost Basis	Total Value May 1, 2001	Total Value May 31, 2001

Fidelity Investments

Investment Report

May 1, 2001 - May 31, 2001

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Holdings (Symbol) as of May 31, 2001	Quantity May 31, 2001	Price per Unit May 31, 2001	Total Cost Basis	Total Value May 1, 2001	Total Value May 31, 2001
DUKE-WEEKS REALTY CORP (DRE)	137.0000	23.36000	3,003.26	3,156.48	3,200.32

Ultra Service Account	X37-225762	SERVICE EMPLOYEES INTNL UNION	Quantity May 31, 2001	Price per Unit May 31, 2001	Total Cost Basis	Total Value May 1, 2001	Total Value May 31, 2001
Holdings	(Symbol) as of May 31, 2001						

Total Market Value

All positions held in cash account unless indicated otherwise.

Transaction Details (for holdings with activity this period)

Core Account - *Cash*		
Description	**Amount**	**Balance**
Beginning		$47,890.09
Investment Activity		
Core account income	$134.34	

Description	**Amount**	**Balance**
Income	642.53	
Subtotal of Investment Activity	$776.87	
Ending		$48,666.96

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Investment Activity

Settlement Date	Security	Description	Quantity	Price per Unit	Transaction Amount
5/01	PROGRESS ENERGY INC	Dividend received			$39.75
5/03	ABM INDS INC	Dividend received			24.42
5/10	SMITH CHARLES E RESIDENTIAL RLTY INC	Dividend received			40.37
5/11	APARTMENT INVT & MGMT CO	Dividend received			52.26
5/14	VENTAS INC	Dividend received			159.50
5/15	AMERICAN WATER WORKS CO	Dividend received			26.32
5/15	CRESCENT REAL ESTATE EQUITIE CORP FRMLY CRESCENT REAL ESTATE EQUITIE TRUST INC	Dividend received			80.85
5/15	VORNADO RLTY TR	Dividend received			50.88
5/25	MCN ENERGY GROUP INC FORMLY MCN CORP COM	Dividend received			42.59
5/31	DUKE-WEEKS REALTY CORP	Dividend received			58.91
5/31	CASH	Interest earned			134.34
5/31	SIMON PPTY GRP INC	Dividend received			66.68

Daily Additions and Subtractions *Cash (the following is provided to you in accordance with industry regulations)*

Date	Amount	Balance	Date	Amount	Balance	Date	Amount	Balance
5/01	$39.75	$47,929.84	5/11	52.26	48,046.89	5/25	42.59	48,407.03
5/03	24.42	47,954.26	5/14	159.50	48,206.39	5/31	259.93	48,666.96
5/10	40.37	47,994.63	5/15	158.05	48,364.44			

Fidelity Investments

Investment Report

June 1, 2001 - June 30, 2001

Online	Fidelity.com
FAST(sm)-Automated Telephone	800-544-5555
Customer Service	800-544-6666

ENV# 136036978

SERVICE EMPLOYEES INTNL UNION
ATTN: PAT BISHOP
1313 L ST NW
WASHINGTON DC 20005-4101

Messages:

Fidelity.com introduces another new service, the Insurance Center @ Fidelity. Visit the Insurance Center today to research different types of insurance and even view quotes from multiple insurance companies.

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Account Summary

Beginning value as of Jun 1

Change in investment value

Ending value as of Jun 30

Income Summary	This Period	Year to Date

Realized Gain/Loss from Sales	This Period	Year to Date

Your commission schedule

Minimal annual trade requirement

Eligible trades from Jul 2000 - Jun 2001

Holdings (Symbol) as of June 30, 2001	Quantity June 30, 2001	Price per Unit June 30, 2001	Total Cost Basis	Total Value June 1, 2001	Total Value June 30, 2001

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Holdings (Symbol) as of June 30, 2001	Quantity June 30, 2001	Price per Unit June 30, 2001	Total Cost Basis	Total Value June 1, 2001	Total Value June 30, 2001
DUKE-WEEKS REALTY CORP (DRE)	137.0000	24.85000	3,003.26	3,200.32	3,404.45

0001 010629 0001 136036978 04 18 000

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Holdings (Symbol) as of June 30, 2001	Quantity June 30, 2001	Price per Unit June 30, 2001	Total Cost Basis	Total Value June 1, 2001	Total Value June 30, 2001

All positions held in cash account unless indicated otherwise.

Transaction Details (for holdings with activity this period)

Core Account - *Cash*

Description	Amount	Balance
Beginning		$48,666.96
Investment Activity		
Other additions	$4,015.35	
Core account income	120.21	
Income	205.24	
Subtotal of Investment Activity	$4,340.80	
Ending		$53,007.76

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Investment Activity

Settlement Date	Security	Description	Quantity	Price per Unit	Cost Basis of Close	Transaction Amount
6/04	UNIVERSAL HEALTH SVCS INC CL B	Distribution	75.0000			0.00
6/11	ELECTRONIC DATA SYS CORP	Dividend received				9.60
6/11	NORFOLK SOUTHERN CRP	Dividend received				11.58
6/12	MCN ENERGY GROUP INC FORMLY MCN CORP COM CASH MERGER OF $24.00 PER SHARE. MER PAYOUT	Merger *Long-term gain: $1,060.11*	-167.0000		$2,947.89 *f*	4,008.00
6/13	TRIAD HOSPS INC LEU PAYOUT 749084109	In lieu of fix share *Short-term gain: $7.35*				7.35
6/15	C S X CORP	Dividend received				33.30
6/20	DOMINION RESOURCES INC VA NEW	Dividend received				41.28
6/20	ENRON CORP THIS SECURITY	Dividend received				8.38
6/29	CASH	Interest earned				120.21
6/29	LOCKHEED MARTIN CORP	Dividend received				15.07
6/29	UNIVERSAL HEALTH RLTY INCOME TR SBI	Dividend received				86.03

f - FIFO (First In First Out)

Daily Additions and Subtractions *Cash (the following is provided to you in accordance with industry regulations)*

Date	Amount	Balance	Date	Amount	Balance	Date	Amount	Balance
6/11	$21.18	$48,688.14	6/13	7.35	52,703.49	6/20	49.66	52,786.45
6/12	4,008.00	52,696.14	6/15	33.30	52,736.79	6/29	221.31	53,007.76

Fidelity Investments

Investment Report

July 1, 2001 - July 31, 2001

Online	Fidelity.com
FAST(sm)-Automated Telephone	800-544-5555
Customer Service	800-544-6666

ENV# 136036853

SERVICE EMPLOYEES INTNL UNION
ATTN: PAT BISHOP
1313 L ST NW
WASHINGTON DC 20005-4101

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Account Summary

Beginning value as of Jul 1
Change in investment value
Ending value as of Jul 31

Your commission schedule

Minimal annual trade requirement
Eligible trades from Aug 2000 - Jul 2001

Income Summary

Realized Gain/Loss from Sales

	This Period	Year to Date

incomplete cost basis.

Holdings	(Symbol) as of July 31, 2001	Quantity July 31, 2001	Price per Unit July 31, 2001	Total Cost Basis	Total Value July 1, 2001	Total Value July 31, 2001

Fidelity Investments

Investment Report

July 1, 2001 - July 31, 2001

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Holdings (Symbol) as of July 31, 2001	Quantity July 31, 2001	Price per Unit July 31, 2001	Total Cost Basis	Total Value July 1, 2001	Total Value July 31, 2001
DUKE REALTY CORP COM NEW (DRE)	137.0000	24.39000	2,978.80	3,404.45	3,341.43

010731 0001 136036853 04 18 004

0001

Fidelity Investments

Investment Report

July 1, 2001 - July 31, 2001

Ultra Service Account	X37-225762	SERVICE EMPLOYEES INTNL UNION				
Holdings	**(Symbol) as of July 31, 2001**		**Quantity July 31, 2001**	**Price per Unit July 31, 2001**	**Total Cost Basis**	**Total Value July 1, 2001**	**Total Value July 31, 2001**

Transaction Details (for holdings with activity this period)

Core Account - *Cash*

Description	**Amount**	**Balance**
Beginning		$53,007.76
Investment Activity		
Other additions	$8,800.01	
Core account income	125.97	
Income	1,028.88	
Subtotal of Investment Activity	$9,954.86	
Ending		$62,962.62

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Investment Activity

Settlement Date	Security	Description	Quantity	Price per Unit	Cost Basis of Close	Transaction Amount
7/01	FLEETBOSTON FINL CORP NFS IS A SPECIALIST IN THIS SECURITY	Dividend received				$20.79
7/03	GREAT LAKES REIT INC	Dividend received				72.80
7/10	EQUITY OFFICE PROPERTIES TRUST NFS IS A SPECIALIST IN THIS SECURITY MER FROM 848497103	Merger	127.0000			0.00
7/10	SPIEKER PPTYS INC EXCH FOR 1.49586 SHRS OF EQUITY OFFICE PROP CUSIP # 294741103 & $13.50 PER SHARE MER PAYOUT	Merger	-85.0000		$3,058.44 f	1,147.50
		Long-term loss: $1,910.94				
7/13	EQUITY RESIDENTIAL PROPERTIES	Dividend received				51.35
7/13	PEOPLES ENERGY CORP	Dividend received				48.96
7/13	PRENTISS PPTYS TR SH BEN INT	Dividend received				71.69
7/15	LIBERTY PPTY TR SHS BEN INT	Dividend received				71.25
7/16	BRANDYWINE RLTY TR SBI NEW	Dividend received				69.70
7/17	RECKSON ASSOCIATES REALTY CORP	Dividend received				69.63
7/18	EQUITY OFFICE PROPERTIES TRUST NFS IS A SPECIALIST IN THIS SECURITY LEU PAYOUT 848497103	In lieu of frx share				4.51
		Short-term gain: $4.51				
7/18	KILROY REALTY CORP	Dividend received				63.36

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Transaction Details

Investment Activity

Settlement Date	Security	Description	Quantity	Price per Unit	Cost Basis of Close	Transaction Amount
7/19	EQUITY OFFICE PROPERTIES TRUST NFS IS A SPECIALIST IN THIS SECURITY	Dividend received				110.25
7/23	MACK CALI REALTY CORP	Dividend received				65.88
7/23	VENTAS INC	Dividend received				159.50
7/25	ARDEN RLTY INC	Dividend received				73.50
7/25	SODEXHO MARRIOTT SVC CASH MERGER AT $32.00 PER SHARE MER PAYOUT	Merger *Long-term gain: $4,168.84*	-239.0000		3,479.16 ƒ	7,648.00
7/30	BOSTON PPTYS INC	Dividend received				51.62
7/31	CASH	Interest earned				125.97
7/31	SERVICEMASTER CO	Dividend received				28.60

ƒ - FIFO (First In First Out)

Daily Additions and Subtractions *Cash (the following is provided to you in accordance with industry regulations)*

Date	Amount	Balance	Date	Amount	Balance	Date	Amount	Balance
7/02	$20.79	$53,028.55	7/17	69.63	54,631.43	7/25	7,721.50	62,756.43
7/03	72.80	53,101.35	7/18	67.87	54,699.30	7/30	51.62	62,808.05
7/10	1,147.50	54,248.85	7/19	53.10	54,752.40	7/31	154.57	62,962.62
7/13	172.00	54,420.85	7/23	225.38	54,977.78			
7/16	140.95	54,561.80	7/24	57.15	55,034.93			

Fidelity Investments

Investment Report

August 1, 2001 - August 31, 2001

Online	Fidelity.com
FAST(sm)-Automated Telephone	800-544-5555
Customer Service	800-544-6666

ENV# 136036955

SERVICE EMPLOYEES INTNL UNION
ATTN: PAT BISHOP
1313 L ST NW
WASHINGTON DC 20005-4101

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Account Summary

Beginning value as of Aug 1
Change in investment value
Ending value as of Aug 31

Your commission schedule

Minimal annual trade requirement
Eligible trades from Sep 2000 - Aug 2001

Income Summary

Realized Gain/Loss from Sales

	This Period	Year to Date

incomplete cost basis.

Holdings (Symbol) as of August 31, 2001	Quantity August 31, 2001	Price per Unit August 31, 2001	Total Cost Basis	Total Value August 1, 2001	Total Value August 31, 2001

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Holdings (Symbol) as of August 31, 2001	Quantity August 31, 2001	Price per Unit August 31, 2001	Total Cost Basis	Total Value August 1, 2001	Total Value August 31, 2001
DUKE REALTY CORP COM NEW (DRE)	137.0000	25.27000	2,978.80	3,341.43	3,461.99

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Holdings (Symbol) as of August 31, 2001	Quantity August 31, 2001	Price per Unit August 31, 2001	Total Cost Basis	Total Value August 1, 2001	Total Value August 31, 2001

Transaction Details (for holdings with activity this period)

Core Account - *Cash*

Description	Amount	Balance
Beginning		$62,962.62
Investment Activity		
Core account income	$139.35	
Income	449.80	
Subtotal of Investment Activity	$589.15	
Ending		$63,551.77

Investment Activity

Settlement Date	Security	Description	Quantity	Price per Unit	Transaction Amount
8 / 01	PROGRESS ENERGY INC	Dividend received			$39.75
8 / 03	ABM INDS INC	Dividend received			24.42

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Transaction Details

Investment Activity

Settlement Date	Security	Description	Quantity	Price per Unit	Transaction Amount
8/10	APARTMENT INVT & MGMT CO	Dividend received			52.26
8/14	VORNADO RLTY TR	Dividend received			56.64
8/14	VORNADO RLTY TR	Dividend received			0.86
8/15	AMERICAN WATER WORKS CO	Dividend received			26.32
8/15	CRESCENT REAL ESTATE EQUITIE CORP FRMLY CRESCENT REAL ESTATE EQUITIE TRUST INC NFSC IS SPECIALIST	Dividend received			80.85
8/30	SMITH CHARLES E RESIDENTIAL RLTY INC	Dividend received			40.37
8/31	DUKE REALTY CORP COM NEW	Dividend received			61.65
8/31	CASH	Interest earned			139.35
8/31	SIMON PPTY GRP INC	Dividend received			66.68

Daily Additions and Subtractions *Cash (the following is provided to you in accordance with industry regulations)*

Date	Amount	Balance	Date	Amount	Balance	Date	Amount	Balance
8/01	$39.75	$63,002.37	8/14	57.50	63,136.55	8/31	267.68	63,551.77
8/03	24.42	63,026.79	8/15	107.17	63,243.72			
8/10	52.26	63,079.05	8/30	40.37	63,284.09			

Fidelity Investments

Investment Report

September 1, 2001 - September 30, 2001

Online	Fidelity.com
FAST(sm)-Automated Telephone	800-544-5555
Customer Service	800-544-6666

ENV# 236080018

SERVICE EMPLOYEES INTNL UNION
ATTN: PAT BISHOP
1313 L ST NW
WASHINGTON DC 20005-4101

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Account Summary

Beginning value as of Sep 1

Change in investment value

Ending value as of Sep 30

Your commission schedule

Account eligible trades from Oct 2000 - Sep 2001

Income Summary

Realized Gain/Loss from Sales

	This Period	Year to Date

This may not reflect all of your gains/losses because of incomplete cost basis.

Holdings	(Symbol) as of September 30, 2001	Quantity September 30, 2001	Price per Unit September 30, 2001	Total Cost Basis	Total Value September 1, 2001	Total Value September 30, 2001

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Holdings (Symbol) as of September 30, 2001	Quantity September 30, 2001	Price per Unit September 30, 2001	Total Cost Basis	Total Value September 1, 2001	Total Value September 30, 2001

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Holdings (Symbol) as of September 30, 2001	Quantity September 30, 2001	Price per Unit September 30, 2001	Total Cost Basis	Total Value September 1, 2001	Total Value September 30, 2001
DUKE REALTY CORP COM NEW (DRE)	137.0000	23.69000	2,978.80	3,461.99	3,245.53

Ultra Service Account	X37-225762	SERVICE EMPLOYEES INTNL UNION				
Holdings	(Symbol) as of September 30, 2001	Quantity September 30, 2001	Price per Unit September 30, 2001	Total Cost Basis	Total Value September 1, 2001	Total Value September 30, 2001

For balances between $25,000.00 and $99,999.99, the current interest rate is 01.90%.

Total Market Value

All positions held in cash account unless indicated otherwise.

Transaction Details (for holdings with activity this period)

Core Account - *Cash*

Description	Amount	Balance
Beginning		$63,551.77
Investment Activity		
Core account income	$114.27	

Description	Amount	Balance
Income	183.96	
Subtotal of Investment Activity	$298.23	
Ending		$63,850.00

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Investment Activity

Settlement Date	Security	Description	Quantity	Price per Unit	Transaction Amount
9/10	ELECTRONIC DATA SYS CORP NFS IS A SPECIALIST IN THIS SECURITY	Dividend received			$9.60
9/10	NORFOLK SOUTHERN CRP NFS LLC IS A SPECIALIST IN THIS SECURITY	Dividend received			11.58
9/14	C S X CORP NFS LLC IS A SPECIALIST IN THIS SECURITY	Dividend received			11.10
9/20	DOMINION RESOURCES INC VA NEW NFS IS A SPECIALIST IN THIS SECURITY	Dividend received			41.28
9/20	ENRON CORP NFS LLC IS A SPECIALIST IN THIS SECURITY	Dividend received			8.38
9/28	CASH	Interest earned			114.27
9/28	LOCKHEED MARTIN CORP NFS LLC IS A SPECIAL IST IN THIS SECURITY	Dividend received			15.07
9/28	UNIVERSAL HEALTH RLTY INCOME TR SBI	Dividend received			86.95

Trades Pending Settlement on September 30, 2001

Trade Date	Settlement Date	Security	Description	Quantity	Price per Unit	Cost Basis of Close	Settlement Amount
9/27	10/02	AHL SERVICES INC (AHLS)	Sold *Long-term loss: $818.18*	-100.0000	$2.38000	$1,041.22 ƒ	$223.04
9/27	10/02	AHL SERVICES INC (AHLS)	Sold *Long-term loss: $2,791.61*	-100.0000	2.35000	3,026.60 ƒ	234.99
9/27	10/02	AHL SERVICES INC (AHLS)	Sold *Short-term loss: $435.71* *Long-term loss: $373.17*	-131.0000	2.30000	1,110.16 ƒ	301.28

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Transaction Details

Trades Pending Settlement on September 30, 2001

Trade Date	Settlement Date	Security	Description	Quantity	Price per Unit	Cost Basis of Close	Settlement Amount
9/27	10/02	AFFILIATED COMPUTER SVCS INC CL A (ACS)	Bought	33.0000	77.00000		-2,560.95
9/27	10/02	DISNEY WALT CO DEL (HOLDING COMPANY) NFS IS A SPECIALIST IN THIS SECURITY (DIS)	Bought	52.0000	17.40000		-919.75
9/27	10/02	ENRON CORP NFS LLC IS A SPECIALIST IN THIS SECURITY (ENE)	Bought	28.0000	24.92000		-717.71
9/27	10/02	KINDRED HEALTHCARE INC (KIND)	Bought	46.0000	59.00000		-2,733.95
9/27	10/02	LOCKHEED MARTIN CORP NFS LLC IS A SPECIAL IST IN THIS SECURITY (LMT)	Sold	-137.0000	42.45000	3,997.28 ƒ	5,800.50
			Long-term gain: $1,803.22				
9/27	10/02	MARINER POST ACUTE NETWORK INC (MPANQ)	Sold	-1,000.0000	0.04600	2,087.50 ƒ	31.04
			Long-term loss: $2,056.46				
9/27	10/02	NATIONAL HEALTHCARE CORP (NHC)	Bought	190.0000	14.32000		-2,740.75
9/27	10/02	RES-CARE INC (RSCR)	Bought	344.0000	8.49000		-2,935.51
9/27	10/02	SUN HEALTHCARE GROUP INC (SHGE)	Sold	-2,000.0000	0.02500	2,420.00 ƒ	35.04
			Long-term loss: $2,384.96				
9/27	10/02	TRIAD HOSPS INC (TRI)	Sold	-164.0000	34.13000	3,525.00 ƒ	5,582.18
			Long-term gain: $2,057.18				

ƒ - FIFO (First In First Out)

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Daily Additions and Subtractions *Cash (the following is provided to you in accordance with industry regulations)*

Date	Amount	Balance	Date	Amount	Balance	Date	Amount	Balance
9/10	$21.18	$63,572.95	9/20	49.66	63,633.71			
9/14	11.10	63,584.05	9/28	216.29	63,850.00			

Fidelity Investments

Investment Report

October 1, 2001 - October 31, 2001

FIDELITY **PREFERRED** SERVICES

Online	Fidelity.com
FAST(sm)-Automated Telephone	800-544-5555
Preferred Services	800-544-6565
Participant Stock Services 8:00 am - 12:00 am EST, Mon - Fri.	800-544-9534

ENV# 236080646

SERVICE EMPLOYEES INTNL UNION
ATTN: PAT BISHOP
1313 L ST NW
WASHINGTON DC 20005-4101

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Account Summary

Income Summary

Realized Gain/Loss from Sales

Holdings (Symbol) as of October 31, 2001	**Quantity October 31, 2001**	**Price per Unit October 31, 2001**	**Total Cost Basis**	**Total Value October 1, 2001**	**Total Value October 31, 2001**
Stocks *46% of holdings*					

Fidelity Investments

Investment Report

October 1, 2001 - October 31, 2001

FIDELITY **PREFERRED** SERVICES

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Holdings (Symbol) as of October 31, 2001	Quantity October 31, 2001	Price per Unit October 31, 2001	Total Cost Basis	Total Value October 1, 2001	Total Value October 31, 2001

Fidelity Investments

Investment Report

FIDELITY **PREFERRED** SERVICES

October 1, 2001 - October 31, 2001

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Holdings (Symbol) as of October 31, 2001	Quantity October 31, 2001	Price per Unit October 31, 2001	Total Cost Basis	Total Value October 1, 2001	Total Value October 31, 2001
DUKE REALTY CORP COM NEW (DRE)					

Core Account *28% of holdings*

CASH

For balances between $25,000.00 and $99,999.99, the current interest rate is 01.39%.

Total Market Value **$233,600.44**

All positions held in cash account unless indicated otherwise.

Transaction Details (for holdings with activity this period)

Core Account *- Cash*

Description	Amount	Balance
Beginning		**$63,850.00**
Investment Activity		
Securities bought	-$12,608.62	
Securities sold	12,208.07	
Core account income	78.14	
Income	1,052.96	
Subtotal of Investment Activity	$730.55	
Ending		**$64,580.55**

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Investment Activity

Settlement Date	Security	Description	Quantity	Price per Unit	Cost Basis of Close	Transaction Amount
10 / 01	FLEETBOSTON FINL CORP NFS IS A SPECIALIST IN THIS SECURITY	Dividend received				$20.79
10 / 01	VENTAS INC	Dividend received				159.50
10 / 02	AHL SERVICES INC	You sold Transaction cost: -$0.02 *Short-term loss: $435.71** *Long-term loss: $373.17**	-131.0000	$2.30000	$1,110.16 ƒ	301.28
10 / 02	AHL SERVICES INC	You sold Transaction cost: -$0.01 *Long-term loss: $2,791.61**	-100.0000	2.35000	3,026.60 ƒ	234.99
10 / 02	AHL SERVICES INC	You sold Transaction cost: -$14.96 *Long-term loss: $818.18**	-100.0000	2.38000	1,041.22 ƒ	223.04
10 / 02	AFFILIATED COMPUTER SVCS INC CL A	You bought Transaction cost: -$19.95	33.0000	77.00000		-2,560.95
10 / 02	DISNEY WALT CO DEL (HOLDING COMPANY) NFS IS A SPECIALIST IN THIS SECURITY	You bought Transaction cost: -$14.95	52.0000	17.40000		-919.75
10 / 02	ENRON CORP NFS LLC IS A SPECIALIST IN THIS SECURITY	You bought Transaction cost: -$19.95	28.0000	24.92000		-717.71
10 / 02	GREAT LAKES REIT INC	Dividend received				72.80
10 / 02	KINDRED HEALTHCARE INC	You bought Transaction cost: -$19.95	46.0000	59.00000		-2,733.95
10 / 02	LOCKHEED MARTIN CORP NFS LLC IS A SPECIAL IST IN THIS SECURITY	You sold Transaction cost: -$15.15 *Long-term gain: $1,803.22**	-137.0000	42.45000	3,997.28 ƒ	5,800.50
10 / 02	MARINER POST ACUTE NETWORK INC	You sold Transaction cost: -$14.96 *Long-term loss: $2,056.46**	-1,000.0000	0.04600	2,087.50 ƒ	31.04

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Transaction Details

Investment Activity

Settlement Date	Security	Description	Quantity	Price per Unit	Cost Basis of Close	Transaction Amount
10 / 02	NATIONAL HEALTHCARE CORP	You bought Transaction cost: -$19.95	190.0000	14.32000		-2,740.75
10 / 02	RES-CARE INC	You bought Transaction cost: -$14.95	344.0000	8.49000		-2,935.51
10 / 02	SUN HEALTHCARE GROUP INC	You sold Transaction cost: -$14.96 *Long-term loss: $2,384.96**	-2,000.0000	0.02500	2,420.00 ƒ	35.04
10 / 02	TRIAD HOSPS INC	You sold Transaction cost: -$15.14 *Long-term gain: $2,057.18**	-164.0000	34.13000	3,525.00 ƒ	5,582.18
10 / 12	EQUITY OFFICE PROPERTIES TRUST NFS IS A SPECIALIST IN THIS SECURITY	Dividend received				122.50
10 / 12	EQUITY RESIDENTIAL PROPERTIES	Dividend received				54.50
10 / 12	EQUITY RESIDENTIAL PROPERTIES	Distribution	63.0000			0.00
10 / 12	PRENTISS PPTYS TR SH BEN INT	Dividend received				71.69
10 / 15	BRANDYWINE RLTY TR SBI NEW	Dividend received				74.80
10 / 15	LIBERTY PPTY TR SHS BEN INT	Dividend received				73.75
10 / 15	PEOPLES ENERGY CORP	Dividend received				48.96
10 / 17	KILROY REALTY CORP	Dividend received				63.36
10 / 17	RECKSON' ASSOCIATES REALTY CORP	Dividend received				69.63
10 / 22	MACK CALI REALTY CORP	Dividend received				66.96
10 / 23	ARDEN RLTY INC	Dividend received				73.50
10 / 30	BOSTON PPTYS INC	Dividend received				51.62

Fidelity Investments

Investment Report

October 1, 2001 - October 31, 2001

FIDELITY **PREFERRED** SERVICES

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Transaction Details

Investment Activity

Settlement Date	Security	Description	Quantity	Price per Unit	Cost Basis of Close	Transaction Amount
10 / 31	CASH	Interest earned				78.14
10 / 31	SERVICEMASTER CO	Dividend received				28.60

ƒ - FIFO (First In First Out)

** This information has been previously reported and is reflected in year to date totals only.*

Daily Additions and Subtractions *Cash (the following is provided to you in accordance with industry regulations)*

Date	Amount	Balance	Date	Amount	Balance	Date	Amount	Balance
10 / 01	$180.29	$64,030.29	10 / 15	197.51	64,148.74	10 / 23	73.50	64,422.19
10 / 02	-327.75	63,702.54	10 / 17	132.99	64,281.73	10 / 30	51.62	64,473.81
10 / 12	248.69	63,951.23	10 / 22	66.96	64,348.69	10 / 31	106.74	64,580.55

Fidelity Investments

Investment Report

November 1, 2001 - November 30, 2001

FIDELITY **PREFERRED** SERVICES

Online	Fidelity.com
FAST(sm)-Automated Telephone	800-544-5555
Preferred Services	800-544-6565

ENV# 236079402

SERVICE EMPLOYEES INTNL UNION
ATTN: PAT BISHOP
1313 L ST NW
WASHINGTON DC 20005-4101

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Starting in February 2002, Fidelity will begin printing your account information on both sides of each page. This printing method may reduce the length of your statements and help conserve paper.

Realized Gain/Loss from Sales

iod	Year to Date	This Period	Year to Date

Holdings (Symbol) as of November 30, 2001	Quantity November 30, 2001	Price per Unit November 30, 2001	Total Cost Basis	Total Value November 1, 2001	Total Value November 30, 2001
Stocks *47% of holdings*					
ABM INDS INC (ABM)	148.0000	$30.20000	$4,108.15	$4,040.40	$4,469.60
AFFILIATED COMPUTER SVCS INC CL A (ACS)	33.0000	93.38000	2,560.95	2,905.65	3,081.54
AMERICAN WATER WORKS CO (AWK)	112.0000	41.25000	2,919.95	4,547.20	4,620.00
ARDEN RLTY INC (ARI)	150.0000	25.75000	3,550.00	3,694.50	3,862.50
BEVERLY ENTERPRISES INC NEW (BEV)	743.0000	9.10000	3,767.20	5,565.07	6,761.30

Fidelity Investments

Investment Report

November 1, 2001 - November 30, 2001

FIDELITY **PREFERRED** SERVICES

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Holdings	(Symbol) as of November 30, 2001	Quantity November 30, 2001	Price per Unit November 30, 2001	Total Cost Basis	Total Value November 1, 2001	Total Value November 30, 2001

Fidelity Investments

Investment Report

November 1, 2001 - November 30, 2001

FIDELITY **PREFERRED** SERVICES

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION **Holdings** (Symbol) as of November 30, 2001	**Quantity November 30, 2001**	**Price per Unit November 30, 2001**	**Total Cost Basis**	**Total Value November 1, 2001**	**Total Value November 30, 2001**
DUKE REALTY CORP COM NEW (DRE)	137.0000	24.56000	2,978.80	3.157.85	3,364.72

Core Account *27% of holdings*

CASH

For balances between $25,000.00 and $99,999.99, the current interest rate is 00.91%.

Total Market Value $239,291.33

All positions held in cash account unless indicated otherwise.

Transaction Details (for holdings with activity this period)

Core Account *- Cash*

Description	**Amount**	**Balance**
Beginning		$64,580.55
Investment Activity		
Other additions	$6.72	
Core account income	53.61	
Income	445.33	
Subtotal of Investment Activity	$505.66	
Ending		$65,086.21

Ultra Service Account X37-225762 SERVICE EMPLOYEES INTNL UNION

Investment Activity

Settlement Date	Security	Description	Quantity	Price per Unit	Transaction Amount
11 / 01	ARCHSTONE SMITH TR MER FROM 832197107	Merger	136.0000		$0.00
11 / 01	PROGRESS ENERGY INC	Dividend received			39.75
11 / 01	SMITH CHARLES E RESIDENTIAL RLTY INC EXCH FOR 1.975 SHRS OF ARCHSTONE- SMITH TRUST CUSIP # 039583109 MER PAYOUT	Merger	-69.0000		0.00
11 / 05	ABM INDS INC	Dividend received			24.42
11 / 08	ARCHSTONE SMITH TR LEU PAYOUT 832197107	In lieu of frx share			6.72
11 / 09	APARTMENT INVT & MGMT CO	Dividend received			52.26
11 / 13	VORNADO RLTY TR	Dividend received			63.36
11 / 15	AMERICAN WATER WORKS CO	Dividend received			26.32
11 / 15	CRESCENT REAL ESTATE EQUITIE CORP FRMLY CRESCENT REAL ESTATE EQUITIE TRUST INC	Dividend received			55.13
11 / 30	ARCHSTONE SMITH TR	Dividend received			55.76
11 / 30	DUKE REALTY CORP COM NEW	Dividend received			61.65
11 / 30	CASH	Interest earned			53.61
11 / 30	SIMON PPTY GRP INC	Dividend received			66.68

Daily Additions and Subtractions *Cash (the following is provided to you in accordance with industry regulations)*

Date	Amount	Balance	Date	Amount	Balance	Date	Amount	Balance
11 / 01	$39.75	$64,620.30	11 / 09	52.26	64,703.70	11 / 30	237.70	65,086.21
11 / 05	24.42	64,644.72	11 / 13	63.36	64,767.06			
11 / 08	6.72	64,651.44	11 / 15	81.45	64,848.51			

SEIU
Stronger Together

ANDREW L. STERN
International President
ANNA BURGER
International Secretary-Treasurer

PATRICIA ANN FORD
Executive Vice President
ELISEO MEDINA
Executive Vice President
TOM WOODRUFF
Executive Vice President

SERVICE EMPLOYEES
INTERNATIONAL UNION
AFL-CIO, CLC

1313 L Street, N.W.
Washington, D.C. 20005

202.898.3200
TDD: 202.898.3481
www.SEIU.org

January 31, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Chief Counsel, Division of Corporation Finance

VIA MESSENGER

Re: Request by Duke Realty Corporation to omit shareholder proposal submitted by the SEIU Master Trust

Dear Sir/Madam,

This letter replies to supplemental arguments made by Duke Realty Corporation ("Duke Realty" or the "Company")) in a letter dated January 18, 2002. In a letter to the Commission dated December 18, 2001 (the "No-Action Request"), Duke Realty stated that it intends to omit a shareholder proposal (the "Proposal") submitted to Duke Realty by the Service Employees International Union ("SEIU") from Duke Realty's proxy materials to be distributed to shareholders in connection with the Company's 2002 annual meeting of shareholders. Among other things, Duke Realty argued that the Proposal is excludable pursuant to Rule 14a-8(b) and 14a-8(f) because the monthly brokerage account statements provided by SEIU (the "Account Statements") failed to prove continuous ownership of at least $2,000 in Duke Realty's voting common stock for the required one-year period.

SEIU responded to the No-Action Request by asserting that it was unable to obtain a letter establishing proof of ownership from Fidelity Investments ("Fidelity"), with which SEIU maintains a brokerage account (the "Fidelity Account") holding SEIU's Duke Realty stock. SEIU argued that the Account Statements were sufficient to prove its eligibility to submit a shareholder proposal pursuant to Rule 14a-8 because they were affirmative statements from the record owner demonstrating continuous ownership over a one-year period. Duke Realty replied to SEIU's response by challenging certain factual assertions made by SEIU in its response and arguing that the Account Statements were inadequate as a matter of law to establish SEIU's eligibility.

Factual Disputes

In its response to the No-Action Request, SEIU explained that it had been unable to obtain a letter from Fidelity stating that SEIU had owned the requisite number of shares of Duke Realty common stock continuously for at least one year.[1] As a result, SEIU said, it provided Duke Realty with the Account Statements, which set forth both Fidelity Account holdings at the end of the statement period and transactions in the Fidelity Account during that period, as proof of continuous ownership for one year.

Duke Realty challenges SEIU's statement that it could not obtain a letter from Fidelity. Specifically, Duke Realty asserts that "we have been informed by the Fidelity Customer Service Department that a written request may be made to Fidelity's 'Account Verification Department' requesting written verification of the type of information required to provide the proof of ownership needed under Rule 14a-8."

SEIU has made numerous written requests of the kind described by Duke Realty. Unfortunately, if SEIU's experience is any indication, while a Fidelity customer may be theoretically entitled to ask for proof of ownership, the chances of actually obtaining a document that complies with Rule 14a-8 are slim.

The attached affidavit of Ian Campbell, an SEIU employee who tried repeatedly to obtain poof of ownership from Fidelity, shows that Fidelity has been incapable or unwilling to provide SEIU with a simple letter attesting to the necessary beneficial ownership. Instead, Fidelity has repeatedly stymied SEIU's efforts to prove its eligibility to submit the Proposal.

In brief, the facts set forth in Mr. Campbell's affidavit show the following:

- There is no way to contact Fidelity's Account Verification department other than by mail.
- The representatives who work in Fidelity's Customer Service department, which can be reached by telephone, are not trained to answer questions regarding proof of ownership requests and cannot themselves contact the Account Verification department.
- Despite repeated requests to provide proof of ownership in the form of a letter, and despite the provision of a "template" letter that had been used in the past to prove eligibility, the Account Verification department persisted in responding to SEIU's requests with a form that did not contain the necessary information or with copies of account statements that SEIU already had in its possession.

---

[1] SEIU initially stated in its response that Fidelity was unwilling to provide any proof of ownership to SEIU. This assertion, which is not entirely accurate, was based on representations by an SEIU employee that were not based entirely on firsthand knowledge. The SEIU employee with firsthand knowledge of the contacts between SEIU and Fidelity has executed an affidavit recounting the course of events; this affidavit is enclosed herewith and the contents are discussed herein.

- In every instance, the form provided by Fidelity failed to state that SEIU's ownership had been continuous over the required one-year period. Indeed, the Account Statements are superior to Fidelity's form in terms of establishing continuous ownership.
- In every instance, the documentation provided by Fidelity failed to state that Fidelity is the record owner of the shares held in the Fidelity Account.
- Fidelity failed to respond at all to SEIU's most recent request for confirmation of eligibility to submit the Proposal, which was made in early December.
- Fidelity outright refuses to provide evidence that it, or its affiliate, is the record owner of shares held in the Fidelity Account, although it has informed SEIU orally that this is the case.

With respect to the record owner question, Duke Realty can easily confirm the status of Fidelity or National Financial Services LLC ("NFS"), a Fidelity affiliate that Mr. Campbell has been informed is the record owner of the shares held in the Fidelity Account. Duke Realty and/or its transfer agent has access to the list of clients of Cede & Co., the nominee for the Depository Trust Company which acts as agent for most institutions that hold shares in "street name." Cede & Co.'s name appears as record owner of the vast majority of shares of U.S. public companies. (See John C. Wilcox & John J. Purcell, Esq., "'Street Name' Registration and the Proxy Solicitation Process," in A Practical Guide to SEC Proxy and Compensation Rules, sec. 14.1[1] ("The vast majority of publicly-traded shares in the United States are registered on the companies' books not in the name of beneficial owners—i.e., those investors who paid for, and have the right to vote and dispose of, the shares—but rather in the name of 'Cede & Co.', the name used by The Depository Trust Company ('DTC').") An example of a Cede & Co. client list, redacted to delete the name and CUSIP of the issuer, is attached hereto as Exhibit 1. NFS appears on this list.

In fact, even if Fidelity acceded to SEIU's request and issued a letter asserting record ownership and confirming SEIU's eligibility, Duke Realty or its transfer agent would be required to verify Fidelity's status; the shares owned by Fidelity would not appear on Duke Realty's list of registered holders but rather would be part of a larger number of shares listed under Cede & Co.'s name. In Dillard Department Stores, Inc. (available Mar. 4, 1999), the Staff rejected the company's argument that the proponent was required to obtain proof of ownership from Cede & Co., the record owner.

Finally, there is absolutely no basis for Duke Realty to state that Fidelity did not provide a letter because it "does not believe it *can* verify the continuous stock ownership" of SEIU. Regardless of the difficulties SEIU has had in obtaining documentation from Fidelity, the Account Statements clearly show that SEIU held the Duke Realty shares continuously for over one year. Such innuendo suggests that Duke Realty is not concerned with ensuring that SEIU is truly eligible to submit the Proposal, but rather with blocking a legitimate proposal from an eligible shareholder on technical grounds.

Sufficiency of Account Statements

Duke Realty argues that even if Fidelity refused to provide SEIU with proof of ownership, the Account Statements are nonetheless inadequate as a matter of law to establish SEIU's eligibility to submit the Proposal. Duke Realty claims that the Account Statements are not "affirmative" statements that "specifically verif[y]" continuous ownership. SEIU disagrees.

Although the meaning of affirmative in this context is not evident, the dictionary definitions are "asserting a predicate of a subject," "asserting that the fact is so," "positive" and "favoring or supporting a proposition or motion." (See Merriam-Webster's College Dictionary (10th ed. 1996). Under any of those definitions, the Account Statements are affirmative statements from Fidelity. As discussed in SEIU's response to the No-Action Request, the Account Statements specifically verify SEIU's continuous ownership of the requisite amount of Duke Realty securities. Rule 14a-8 simply does not require, as Duke Realty appears to contend, that proof of ownership be provided in letter form.

Second, Duke Realty disputes SEIU's interpretation of the section of the Staff Legal Bulletin No. 14 (the "SLB") that states that "periodic" investment statements do not establish proof of ownership. SEIU believes that the use of the word "periodic" implies that the information contained in the statement captures the holdings in the account periodically rather than continuously. Unlike the Account Statements, some brokerage and other account statements do not set forth transaction activity in the account. SEIU believes that the Staff would not categorically reject the idea that any account statement could ever provide sufficient proof of continuous ownership but rather used the SLB to clarify that snapshot-type statements, which are frequently offered by individual investors, are not adequate proof of ownership.

Finally, Duke Realty urges that allowing the Account Statements to serve as proof of ownership places too great a burden on Duke Realty. The Account Statements are redacted to obscure the other holdings in the Fidelity Account, and there are relatively few transactions listed in the transaction activity section of the Account Statements. Accordingly, it should take Duke Realty no more than five or ten minutes to review the Account Statements and determine that SEIU's ownership of Duke Realty shares was continuous for the thirteen-month period covered by the Account Statements. Perhaps Duke Realty's argument would be persuasive if SEIU had asked Duke Realty to comb through reams of documents, many unrelated to the matter at hand. But that is not the case.

As a matter of policy, Rule 14a-8 is intended to provide a process by which shareholders—institutions and individuals alike—can participate in the corporate governance process without having to incur the substantial expense associated with an independent solicitation. As shown by the number of no-action letters involving account statements, many shareholders find themselves in the situation facing SEIU, with a broker or other intermediary that will not or cannot provide a proof of ownership letter.

If account statements unambiguously show the requisite continuous ownership, the policy behind Rule 14a-8 mandates that they not be arbitrarily deemed insufficient simply because they are not in letter form.

* * * * *

If you have any questions or need additional information, please do not hesitate to call me at (202) 639-7612.

Very truly yours,

Steve Abrecht
Director, SEIU Capital Stewardship Program

SBA:tm
OPEIU# 2

Cc: George C. Gaskin
Long, Aldridge & Norman LLP
303 Peachtree St.
Atlanta, GA 30308
Fax: 404-527-4198

Exhibit 1

CLIENT TOTAL BREAKDOWN

CUSIP:
ISSUER:

CLIENT	ITEMS	SHARES	CLIENT	ITEMS	SHARES
GOLDMAN SACHS INTERNATIONAL LI	1	2,200	CUSTODIAL TRUST COMPANY	9	343,234
MORGAN GUARANTY TRUST CO OF NE	2	1,868	WELLS FARGO BROKERAGE SERVICES	13	2,759
GOLDMAN, SACHS & CO.	219	1,000,506	FIFTH THIRD BANK	15	37,691
BROWN BROTHERS HARRIMAN & CO.	25	259,916	SANFORD C BERNSTEIN & COMPANY	2	500
DEAN WITTER REYNOLDS, INC	646	123,370	JEFFERIES & COMPANY, INC.	1	26
WEISS PECK & GREER, L.L.C.	8	5,010	ADVANTAGE TRADING GROUP INC.	1	200
PRUDENTIAL SECURITIES	473	152,959	FERRIS, BAKER, WATTS INC	17	5,096
COMMERZBANK CAPITAL MARKETS CO	2	130,543	NATIONAL INVESTOR SERVICES COR	1,178	260,289.72496
MORGAN STANLEY & CO. INCORPORA	40	451,222	MORGAN STANLEY DEAN WITTER ONL	111	19,204
KIRKPATRICK PETTIS	10	1,150	EDWARD JONES	494	95,062
STATE STREET BANK AND TRUST CO	176	3,921,949	HUNTINGTON TRUST COMPANY	6	5,160
TIAA CREF TRUST COMPANY, FSB	1	100	J.P. MORGAN SECURITIES INC.	1	1,500
BANK CALUMET	2	3,200	THE GLENMEDE TRUST COMPANY	1	2,000
MORGAN KEEGAN TRUST COMPANY, F	1	40	LEHMAN BROTHERS INC	26	151,250
FECHTOR, DETWILER & COMPANY, I	1	600	FIRST UNION NATIONAL BANK	2	53
FLEET INVESTMENT SERVICES	4	10,500	BANK OF OKLAHOMA	5	25,455
LINCOLN TRUST COMPANY	2	1,816	WEDBUSH MORGAN SECURITIES INC.	33	5,818
J.A. GLYNN & CO.	1	452	ADVEST INC.	95	22,522
CITIZENS STATE BANK & TRUST CO	1	30	PERELMAN-CARLEY & ASSOCIATES I	1	100
PONTIAC NATIONAL BANK	1	200	NATIONAL BANK OF COMMERCE	1	12,500
FIRST CLEARING CORP	965	156,688.48800	LASALLE NATIONAL BANK	2	24,821
FIRST NATIONAL BANK OF LA GRAN	1	260	NEUBERGER BERMAN, LLC	16	24,884
U.S. CLEARING	446	127,660	MERRILL LYNCH	8,592	1,983,177.11000
CHARLES SCHWAB & CO., INC.	4,138	1,198,924.21430	BAKER BOYER NATIONAL BANK	1	100
STATE STREET BANK & TRUST COMP	4	6,550	H&R BLOCK FINANCIAL ADVISORS	162	51,259
NOMURA INTERNATIONAL TRUST COM	1	4,400	SENTINEL TRUST COMPANY	1	390
ADVANCED CLEARING INC.	522	72,017	UMB BANK, N.A.	10	18,450
THE MAIN LINE TRUST COMPANY	1	1,700	FROST NATIONAL BANK	1	1,200
SUMMIT BANK	1	210	AMSOUTH BANK	3	4,828
FIRST NATIONAL BANK AND TRUST	1	100	A.G. EDWARDS & SONS, INC.	534	134,061
CALIFORNIA CENTRAL TRUST BANK	4	515	REGIONS BANK	2	3,354
HENDERSON BROTHERS, INC.	1	550	AMERICAN EXPRESS	238	31,291
BANKERS TRUST COMPANY	1	1,000	PAINEWEBBER	2,463	469,367
R.J. STEICHEN & COMPANY	1	26	LPL FINANCIAL SERVICES	97	21,383
INVESTEC ERNST & COMPANY	13	6,212	PENSON FINANCIAL SERVICES	13	1,779
DAIN RAUSCHER INCORPORATED	369	52,062	MITSUBISHI TRUST & BANKING USA	17	134,612
KIRKPATRICK PETTIS TRUST COMPA	10	2,120	COMMUNITY FIRST NATIONAL BANK	1	16
DEUTSCHE BANK SECURITIES	4	61,201	THE NATIONAL CITY BANK OF EVAN	1	5,600
BNY CLEARING SERVICES LLC	301	46,426.04500	DREYFUS BROKERAGE SERVICES,INC	82	30,744.88300
LEMCO SECURITIES, CORP.	35	20,499	SOUTHWEST SECURITIES INC	76	16,690
UNION BANK & TRUST CO.	7	49,478	KEY SERVICES CORPORATION	2	1,568
GREATBANC TRUST COMPANY	1	500	U.S. BANCORP INVESTMENTS	5	966
SG COWEN SECURITIES CORP.	13	34,171	WHITNEY NATIONAL BANK	3	6,840
FIDUCIARY TRUST CO OF BOSTON	1	250	UNION BANK OF CALIFORNIA N.A.	4	105,289
FIRSTAR BANK	6	22,606	SIMMONS FIRST NATIONAL BANK	1	2,000
SEI TRUST COMPANY	1	26	NBC SECURITIES,INC.	6	1,170
LAZARD FRERES & CO. LLC	2	1,208	FIRST SOUTHWEST COMPANY	5	292
NATIONAL CITY BANK	12	89,441	US BANCORP PIPER JAFFRAY	37	7,580.00400
FIRST ALBANY CORPORATION	1	1	THE TRUST COMPANY OF KNOXVILLE	1	200
HERZOG HEINE GEDULD INC.	18	4,511	HIBERNIA NATIONAL BANK	2	1,391

CONTINUED...

11

CLIENT TOTAL BREAKDOWN

CUSIP:
ISSUER:

CLIENT	ITEMS	SHARES	CLIENT	ITEMS	SHARES
FISERV CORRESPONDENT SERVICES,	35	10,980	WACHOVIA SECURITIES, INC.	541	90,277
BEAR STEARNS SECURITIES CORP.	310	143,964	CREDIT SUISSE FIRST BOSTON COR	8	9,061
D.A. DAVIDSON & CO., INC.	34	8,000	USAA BROKERAGE SERVICES	250	51,466
EMMETT A. LARKIN COMPANY INC.	6	545	JANNEY MONTGOMERY SCOTT LLC	41	15,174.96800
BHF SECURITIES CORPORATION	2	8,300	E*TRADE SECURITIES, INC.	776	132,961.18200
BANC ONE INVESTMENT MANAGEMENT	7	5,953	WEB STREET SECURITIES	3	1,330
SALOMON SMITH BARNEY	4,875	1,049,734	STEPHENS INC.	8	7,082
ING BARINGS U.S. SECURITIES	1	4,928	MAY FINANCIAL CORPORATION	4	6,200
GORDON & CO.	1	500	CIBC WORLD MARKETS CORP	107	118,553
BANK OF LOUISVILLE	1	1,775	PERSHING/DIVISION OF DLJ	1,260	396,911.09210
STOCKCROSS INC	9	1,750	HAZLETT BURT & WATSON INC	1	26
U.S. TRUST	1	1,000	RELIANCE TRUST COMPANY	3	6,618
CITY SECURITIES CORPORATION	4	1,000.33100	RAYMOND JAMES TRUST CO	1	10
COMMERCE CAPITAL MANAGEMENT, I	1	2,468	NATIONAL SECURITIES CORP	5	1,348
SMITH, MOORE & COMPANY	2	238	OLD POINT TRUST & FINANCIAL SE	1	900
INVESTORS BANK & TRUST COMPANY	8	9,877	UNION PLANTERS TRUST &	2	19,362
CENTRAL CAROLINA BANK & TRUST	3	3,500	SPEAR, LEEDS & KELLOGG	19	71,865
FREEMAN WELWOOD	26	5,545	ROBERT W. BAIRD & CO. INC.	193	23,897
PEOPLES BANK NATIONAL ASSOCIAT	3	1,785	CITICORP SECURITIES SERVICES,I	1	7,073
RBC DOMINION SECURITIES CORP.	6	69,689	FAHNESTOCK & CO., INC.	47	30,350
DB ALEX.BROWN LLC.	159	57,182	NORTHERN TRUST COMPANY	215	3,196,689
NORTH FORK BANK	1	2,300	OLD NATIONAL TRUST COMPANY	1	200
ALLFIRST BANK	5	2,203	PREFERRED CAPITAL MARKETS, INC	2	600
INVESTORS BANK & TRUST COMPANY	13	91,898	CHASE BANK OF TEXAS, N.A.	2	10,300
PIONEER CITIZENS BANK	1	1,800	CITIZENS BANKING CORP	1	608
FISERV SECURITIES INC.	213	58,898	UBS WARBURG LLC	4	36,038
THE FARMERS STATE BK & TR COMP	1	3,090	INVESTRUST	1	24,000
SOUTHTRUST BANK, NATIONAL ASSO	1	200	FIRST NATIONAL BANK OF OMAHA	2	1,000
THE OHIO BANK	1	1,825	BANK OF AMERICA	56	88,515
FIRST BANK & TRUST EAST TEXAS	1	150	FIRST FINANCIAL SERVICES GROUP	1	200
HOME FEDERAL BANK OF TENNESSEE	4	11,836	J B OXFORD & COMPANY	19	4,370
CITY NATIONAL BANK	1	1,700	WACHOVIA BANK, N.A.	1	350
THE ADIRONDACK TRUST COMPANY	1	1,040	PRIMEVEST FINANCIAL SERVICES I	32	10,271
SCOTT & STRINGFELLOW, INC.	56	20,377	WAYNE HUMMER INVESTMENTS LLC	12	6,681
DAVENPORT & COMPANY LLC	4	2,530	NATIONAL BANK OF COMMERCE	1	200
DREYFUS INVESTMENT SERVICES CO	13	2,185	RAYMOND JAMES & ASSOCIATES, IN	148	47,679
MESIROW FINANCIAL INC.	13	6,627	FIRST NATIONAL BANK OF FORT SM	3	1,350
JAMES I BLACK & CO.	1	124	RAGEN MACKENZIE INCORPORATED	19	18,341
LEGG MASON WOOD WALKER, INC	283	69,507	HUNTLEIGH SECURITIES CORP.	4	1,865
STERNE AGEE & LEACH INC	60	18,627	BANCBOSTON ROBERTSON STEPHENS	9	1,660
J.C. BRADFORD & CO.	2	6	J.J.B. HILLIARD, W.L. LYONS IN	109	24,459.67100
THE FIRST NB OF CHESTER COUNTY	1	1,260	MERCANTILE-SAFE DEPOSIT & TRUS	3	3,256
WILLIAM BLAIR & COMPANY L.L.C.	34	23,926	BANC OF AMERICA SECURITIES LLC	29	28,796
MILLER, JOHNSON & KUEHN INC	7	3,440	NORTHWESTERN TRUST COMPANY	1	865
MORGAN KEEGAN & CO., INC.	187	63,948	BROWN & COMPANY SECURITIES	261	115,542
WELLS FARGO	10	14,000	UNITED NATIONAL BANK	4	1,150
ABN AMRO INCORPORATED	16	7,452	STIFEL NICOLAUS & CO.,INC.	[illegible]	25,635.12500
MC DONALD INVESTMENTS INC.	142	31,869.06000	BOSTON SAFE DEPOSIT & TRUST CO	[illegible]	37,939
OLD KENT BANK	5	5,895	PEOPLE'S SECURITIES INC.	[illegible]	6,418
NATIONAL FINANCIAL SERVICES CO	2,729	8,950,468	BIDWELL & COMPANY	[illegible]	16,542

CONTINUED...

CLIENT TOTAL BREAKDOWN

CUSIP:
ISSUER:

CLIENT	ITEMS	SHARES	CLIENT	ITEMS	SHARES
HMS SECURITIES, INC.	2	210	REGIONS INVESTMENT COMPANY,INC	18	4,857
PARKER/HUNTER INC	6	1,806	CHASE MANHATTAN BANK-TRIAD	172	7,256,428
SCRIPPS BANK	4	140	SUMMIT FINANCIAL SERVICES GROU	17	3,895
ZIV INVESTMENT COMPANY	2	552	MICHIGAN NATIONAL BANK	3	10,624
U.S. BANK NATIONAL ASSOCIATION	19	587,410	NORTHERN TRUST BANK OF FLORIDA	3	1,796
FIRST CITIZENS BANK	1	200	WATERS PARKERSON & COMPANY INC	10	8,826
BARCLAYS PRIVATE BANKING	1	300	SCOTTRADE INC	124	38,834
U.S. TRUST	1	1,000	LAKE CITY BANK	1	3,600
BANKERS TRUST COMPANY	34	1,643,525	HARRIS INVESTORLINE, INC.	20	5,093.68980
FOLGER NOLAN FLEMING DOUGLAS I	4	3,500	FIRST UNION NATIONAL BANK	11	79,763
THE BANK OF NEW YORK	48	1,289,286	PARK NATIONAL BANK	1	292
AMALGA TRUST CO., INC.	11	24,190	BOSTON SAFE DEPOSIT & TRUST CO	124	1,088,233
THE PROVIDENT BANK	4	1,621	NORWEST BANK COLORADO, N.A.	2	1,210
FIRST TRUST COMPANY OF ONAGA	1	200	THE MIDWEST TRUST COMPANY	1	10
FIRST NATIONAL BANK OF SW OHIO	1	6,416	SYNOVUS TRUST COMPANY	4	1,830
STI TRUST & INVESTMENT OPERATI	15	31,929	HORIZON TRUST & INVESTMENT MAN	3	1,267
STATE STREET BANK & TRUST COMP	1	1,200	MARSHALL & ILSLEY TRUST COMPAN	8	49,415
TOTALS:	36,996	39,744,004.58816			

AFFIDAVIT OF IAN CAMPBELL

DISTRICT OF COLUMBIA) ss:

IAN CAMPBELL, being duly sworn, says:

1. I have been employed by the Service Employees International Union ("SEIU") since 1997. In that capacity, I have performed various tasks in connection with the submission of shareholder proposals by SEIU, including the submission of a proposal (the "Proposal") to Duke Realty Corporation ("Duke Realty") for consideration by shareholders at the 2002 annual meeting of shareholders. Specifically, I have engaged in a variety of efforts, detailed below, to secure statements evidencing beneficial ownership of securities by SEIU in the Fidelity Account in order to establish SEIU's eligibility to submit shareholder proposals, including the Proposal, using Rule 14a-8 promulgated pursuant to the Securities Exchange Act of 1934 ("Rule 14a-8"). I make this affidavit in support of SEIU's opposition to Duke Realty's request for no-action relief from the SEC Staff (the "No-Action Request").

The Fidelity Account

2. SEIU opened an account (the "Fidelity Account") with Fidelity Investments ("Fidelity") in January 1999. The Fidelity Account was opened over the Internet and the necessary documents were submitted by mail.

3. The Fidelity Account entitles SEIU to execute trades over the Internet and to access certain research reports prepared by Lehman Brothers. I and two other employees of SEIU are authorized to act with respect to the Fidelity Account.

4. SEIU does not have a relationship with an intermediary such as a broker or financial counselor at Fidelity. As discussed in more detail below, inquiries relating to the Fidelity Account are made by calling a toll-free phone customer service phone number maintained by Fidelity or by speaking with employees at one of Fidelity's branches.

Efforts to Obtain Proof of Ownership from Fidelity

Fall 2000

5. In the fall of 2000, I became aware that SEIU planned to submit shareholder proposals to companies whose securities SEIU held in the Fidelity Account for consideration by shareholders at annual meetings to be held in the spring of 2001. In order to comply with the proof of ownership requirement contained in Rule 14a-8, I began trying to obtain a letter from Fidelity setting forth the required ownership information.

6. To that end, I called the Fidelity branch office on K Street, N.W. in Washington, DC—the one nearest to SEIU's offices--and explained to the person who answered the telephone there that I represented SEIU, which maintained the Fidelity Account, and that SEIU needed to obtain proof of continuous ownership of certain companies' securities for a one-year period in order to file shareholder proposals with those companies.

7. The Fidelity employee placed me on hold, and informed me that he would call Fidelity's customer service department ("Customer Service") on a toll-free number and would inform me what I needed to do to obtain the requested documentation. When the employee returned to speak with me, he instructed me to send a written request to Fidelity's account verification department ("Account Verification") department.

8. I wrote a letter (the "First Request Letter") dated January 16, 2001 to Account Verification, outlining SEIU's request that Fidelity provide proof of one year of continuous ownership of common stock of Crescent Real Estate Equities ("Crescent") and enclosing a copy of a letter (the "Bankers Trust Letter") dated December 16, 1997 from Bankers Trust Company to Charles F. Hildebrand, Assistant General Counsel and Assistant Secretary of United Technologies Corporation ("UTC") regarding SEIU's beneficial ownership of UTC securities. Because the Bankers Trust Letter had been used previously by SEIU to establish eligibility to submit a shareholder proposal, I asked Fidelity to supply a similar letter with respect to the Crescent securities. The First Request Letter is attached hereto as Exhibit A. The Bankers Trust Letter is attached hereto as Exhibit B.

9. In the meantime, as SEIU began to submit shareholder proposals, I attempted to satisfy the proof of ownership requirement by enclosing with the proposals copies of account statements ("Account Statements") issued by Fidelity with respect to the Fidelity Account. The Account Statements were identical in form and similar in content to those SEIU has provided to Duke Realty in support of SEIU's eligibility to submit the Proposal, and to which Duke Realty has objected in its No-Action Request.

10. When I received no response to the First Request Letter, I called Customer Service. A Customer Service representative informed me that the First Request Letter had not been answered because I was not authorized to act on SEIU's behalf with respect to the Fidelity Account. I sent a second version of the First Request Letter (the "Bednarczyk Letter"), which was signed by Betty Bednarczyk, who was authorized to act with respect to the Fidelity Account.

The Bednarczyk Letter is attached hereto as Exhibit C. In February 2001, I was added as a person authorized to act on SEIU's behalf with respect to the Fidelity Account.

11. On or about January 30, 2001, Fidelity sent Pat Bishop, an SEIU employee authorized to act with respect to the Fidelity Account, a form (the "First Form"), which is attached hereto as Exhibit D. The First Form was filled out with information regarding the Fidelity Account account number and balance, and the date on which the Fidelity Account was opened. The First Form contained no information regarding the specific securities identified in the First Request Letter.

12. Although the First Form was not responsive to my request set forth in the First Request Letter, I did not pursue the matter further because none of the companies to which SEIU submitted the Account Statements as proof of ownership, including Crescent, sought no-action relief from the SEC staff.

Fall 2001

13. In the fall of 2001, I again attempted to obtain proof of ownership from Fidelity. First, I called Customer Service, which told me that my request would be handled by Account Verification and that I could not contact Account Verification myself by telephone or e-mail. The Customer Service representative informed me that I was required to submit a written request to Account Verification and that even the Customer Service representatives could not contact Account Verification directly. I was told that Customer Service representatives could only access computerized information regarding the history and status of my written request.

14. On November 7, 2001, I sent Account Verification five separate letters (the "Second Request Letters") in one envelope. Each Second Request Letter dealt with one security, and the five companies whose securities were involved were Duke Realty, Jones Lang Lasalle, Boston Properties, Reckson Associates ("Reckson") and Kilroy Realty. Because the Second Request Letters differed only in respect of the specific security and number of shares, I retained a copy of only one of the Second Request Letters, that dealing with Reckson, which is attached hereto as Exhibit E.

15. Each Second Request Letter asked Account Verification to provide a statement "from Fidelity confirming that SEIU has owned [the relevant number of shares] of the security and that we have owned these shares continuously for at least one year." Enclosed with each Second Request Letter was a copy of the Bankers Trust Letter. The Second Request Letter stated, "I have enclosed as an example of a letter that one of SEIU's custodians has provided us for this purpose for shares in another company."

16. Although they had been sent to Account Verification in a single envelope, the Second Request Letters were dealt with differently. With respect to Reckson, I received a form (the "Second Form"), which is attached hereto as Exhibit F. The Second Form was filled in with information about the type of account, account number, security name, current number of shares of the security held, and the date on which the Fidelity Account was opened. However, the Second Form did not supply the necessary statement regarding continuous ownership of the

requisite amount of securities. Indeed, it only showed that SEIU currently owned the Reckson stock. I concluded that the Second Form did not comply with the proof of ownership requirement in Rule 14a-8.

17. Account Verification responded to the other four Second Request Letters not by supplying forms like the First Form and Second Form but by sending copies of Account Statements. Moreover, these Account Statements were sent not to my attention, as I had requested in the Second Request Letter, but to another employee of SEIU who was authorized to act with respect to the Fidelity Account. As a result, there was a delay in my receipt of the Account Statements.

18. Frustrated by the non-responsive and confusing responses, I again called Customer Service. The Customer Service representative with whom I spoke was unfamiliar with the form that was filled out to create the First and Second Forms, and could not explain why five identical requests had been satisfied differently by Account Verification. Similarly, the Customer Service representative could not explain why Account Verification would not provide a letter and had repeatedly provided forms that did not comply with my request. The Customer Service representative explained to me that my only recourse was to submit another request in writing to Account Verification.

19. On November 26, 2001, I sent another group of letters (the "Third Request Letters"). I believe that the Third Request Letters separately requested proof of ownership for more than one security, including those issued by Duke Realty, but I have been able to locate in my records only a copy of the Third Request Letter regarding Boston Properties. The Third Request Letter is attached hereto as Exhibit G. Because Account Verification had persisted in providing a form rather than a letter, as I had repeatedly requested, I suggested in the Third Request Letters a way in which Account Verification could add information to the form to make it comply with the requirement set forth in Rule 14a-8. Specifically, I suggested that item 4 of the form could include confirmation that SEIU had owned the security for one year.

20. Apparently in response to the Third Request Letters, Account Verification sent me another form (the "Third Form"), which is attached hereto as Exhibit H. The Third Form set forth information regarding the type of account (although interestingly this changed from "brokerage" to "mutual fund" between the Second Form and Third form), account number, aggregate balance and opening date. Under item 4, the Third Form stated that the "following funds [sic] are held by Service Employees International Union as of the November 30, 2000 and are still held by SEIU as can be seen on the November 2001 statement." The November 2000 and November 2001 Account Statements were attached to the Third Form. The Third Form then listed four securities, including Duke Realty, and the number of shares of each held in the Fidelity Account.

21. In my opinion, the Third Form still did not comply with Rule 14a-8 because while it established ownership in November 2000 and November 2001, it still did not prove that the ownership was continuous between those dates.

22. On December 6, 2001, I sent a letter (the "Fourth Request Letter") to Account Verification, which is attached hereto as Exhibit I. I do not recall whether I received the Third Form, which was dated December 5, 2001, before or after I sent the Fourth Request Letter. The Fourth Request Letter was an omnibus request for proof of ownership with respect to seven different securities held in the Fidelity Account. I added requests for proof of ownership regarding securities issued by Crescent, Arden Realty and Vornado Realty. My earlier requests had not addressed these securities because those companies' shareholder proposal filing deadlines were later than those of the companies for which I had already requested proof of ownership. I believe that securities issued by Reckson were not covered by the Fourth Request Letter either because we had already withdrawn the proposal submitted to Reckson or because Reckson was satisfied with the proof of ownership I had provided to it. In the Fourth Request Letter, I enclosed a copy of the Second Form, and I again requested that item 4 be completed in such a way as to indicate continuous ownership of the security for at least one year. I also asked that separate forms be furnished for each security.

23. As of today, SEIU has received no response to the Fourth Request Letter.

Fidelity's Status as Record Owner

24. Upon information and belief, in the fall of 2001 Fidelity informed another SEIU employee, Timothy Murch, that Fidelity or a company related to or affiliated with Fidelity was the record owner of the shares held by SEIU in the Fidelity Account.

25. After receiving Duke Realty's reply to SEIU's response to the No-Action Request, I sought to clarify the situation. I called Customer Service on January 29, 2002 and spoke with a representative named Ken Thompson. I asked him whether Fidelity was the record owner of the shares held in the Fidelity Account. At first, Mr. Thompson did not understand my question. However, after we discussed for a few minutes the difference between record and beneficial ownership, Mr. Thompson stated that he believed National Financial Services LLC ("NFS") is the record owner of the shares held in the Fidelity Account. At first Mr. Thompson described NFS as a subsidiary of Fidelity, then he corrected himself and described it as an affiliate.

26. I asked Mr. Thompson how I could obtain written documentation of NFS's status as record owner. He stated he did not know but would attempt to find out. He placed me on hold for approximately 15 minutes, then returned and informed me that Fidelity would not provide written documentation regarding the record ownership of the shares in the Fidelity Account. Mr. Thompson referred me to the customer agreement governing the Fidelity Account (the "Customer Agreement"), which indicates NFS's role.

27. The Customer Agreement, which is attached hereto as Exhibit J, does not address the record ownership issue. The Customer Agreement identifies NFS as an affiliate of Fidelity Brokerage Services LLC and alludes to several functions carried out by NFS, including transmitting customer orders for execution. (See Customer Agreement, para. 1) Nowhere does the Customer Agreement state that NFS or any other

entity is the record owner of shares held by customers in their Fidelity accounts.

Dated: Washington, DC
January 31, 2002

Ian Campbell

Subscribed and sworn to before me this
31st day of January, 2002.

Notary Public

MY COMMISSION EXPIRES
APRIL 14, 2004

Exhibit A

January 16, 2001

Fidelity Investments
Attention: Account Verification
100 Magellan Way - Mail Zone KE2C
Covington, KY 41015

Dear Sir or Madam:

The Service Employees International Union, (account number X37-225762 and ID number 360-85-2885), was referred to your office by our local Investor Center in Washington DC.

In our account we hold 147 shares of Crescent Real Estate Equities (CEI) that we purchased in August of 1999. As is our right as a shareholder, we have filed a resolution with the Company for consideration at the next annual meeting of shareholders. Under SEC rules we are required to provide Crescent Real Estate Equities with proof that we have held shares worth at least $2,000 for the preceding year. To fulfill this requirement we have given CEI copies of our monthly Fidelity Investment account statement.

Unfortunately, Crescent Real Estate Equities is not accepting those documents as proof of ownership, and are instead requesting documentation from Fidelity that attests to these facts. Hence, we are requesting from you a letter addressed to Mr. David Dean, Crescent Real Estate Equities Company's Secretary, that confirms our ownership of 147 shares of CEI as of January 16, 2001 and that these shares have been held for one year. The mailing address for Crescent Real Estate Equities Company is 777 Main Street, Suite 2100 Fort Worth, TX 76102, however we need to submit the letter along so we would appreciate it if you could return this letter to SEIU to my attention.

If at all possible, it would be greatly appreciated if you could send a fax copy of the letter along with a written copy since we need to submit this letter as quickly as possible. If faxing the letter isn't possible then we would like for you to send it to us UPS Overnight and bill our UPS account number, 285492.

If you have any questions please call me at 202-898-3237. Thank you for your assistance.

Sincerely,

Ian Campbell
Senior Research Analyst

Exhibit B

Bankers Trust Company
c/o BTNY Services, Inc., 100 Plaza One, m/s 3046, Jersey City, New Jersey 07311-3999

December 16, 1997

Charles F. Hildebrand
Assistant General Counsel and Assistant Secretary
United Technologies Corporation
United Technologies Building
Hartford, CT 06101

Dear Mr. Hildebrand,

This is to confirm that as of December 12, 1997 the Service Employees International Union account held shares of United Technologies Corp Common. Shares are held in account 108035, Lazard Freres (10,000), account 108036 Shields (14,000), account 108037 Ark Asset Management (12,600), and account 172065 Paradigm (3,100). These shares have been held for at least a year.

Shares - X number of shares

Thank you,

Joanne Ferrara

Joanne Ferrara
Assistant Treasurer

EXAMPLE

Exhibit C

SEIU
Leading the Way

January 24, 2001

Fidelity Investments
Attention: Account Verification
100 Magellan Way - Mail Zone KE2C
Covington, KY 41015

Dear Sir or Madam:

The Service Employees International Union, (account number X37-225762 and ID number 360-85-2885), was referred to your office by our local Investor Center in Washington, DC.

We have filed a shareholder resolution with Crescent Real Estate Equities (CEI) for consideration at the upcoming annual meeting. In response to our filing, the company's corporate secretary has requested proof of ownership of these shares. In response we submitted copies of our monthly account statements from Fidelity Investments. Unfortunately, Crescent Real Estate Equities is not accepting these documents and instead is requiring a letter from Fidelity Investments confirming ownership of these shares. Under SEC rules the shares must have been held for at least year and be worth $2,000. The 147 shares of CEI we purchased in August of 1999 meet these criteria.

Since we must submit this letter along with other materials please send the letter to our address to the attention of Ian Campbell. If it all possible it would be greatly appreciated if you could fax a copy of the letter since we need to submit this to the company as quickly as possible. Our fax number is (202) 898-3309 and please fax it to the attention of Ian Campbell.

If you have any questions please call Ian Campbell at (202) 898-3237. Thank you for your assistance.

Sincerely,

Betty Bednarczyk
Secretary Treasurer

Mailed to record addr.

SERVICE EMPLOYEES
INTERNATIONAL UNION
AFL-CIO, CLC

1313 L Street, N.W.
Washington, D.C. 20005
202.898.3200
TDD: 202.898.3481
www.seiu.org

Exhibit D

Fidelity Investments®

1. Name and Address of Customer (s)	2. Requestors address (if applicable)
SERVICE EMPLOYEES INTNL UNION ATTN: PAT BISHOP 1313 L ST NW WASHINGTON DC 20005-4101	

3. Deposit accounts of applicants

Type of account	Account Number	Current Balance	Date Opened	Type of Registration
Brokerage	X37-225762	$222,935.76	1/11/1999	Unincorporated Association

4. Additional information:

5. Authorized Signature:	6. Title:	
[signature]	Customer Service Specialist	January 30, 2001
7. Please print or type name signed in Item 5 Linda Haynes	8. Our file: W05441-30JAN01	

Fidelity Service Company, Inc.
P.O. Box 770001
Cincinnati, OH 45277-0002

Exhibit E

SEIU
Leading the Way

November 7, 2001

Fidelity Investments
Account Verification
PO Box 770001
Cincinnati, OH 45277-0007

Dear Sir or Madam:

Fidelity Investments' Customer Service Department referred my request to your attention. The Service Employees International Union (SEIU), account number X37-225762 and ID number 360852885, needs a letter from Fidelity Investments confirming ownership of a particular security.

In order to file a shareholder resolution with Reckson Associates Realty Corporation we need a statement from Fidelity confirming that SEIU owns 164 shares of the security and that we have owned these shares continuously for at least one year (in fact, we have held them longer, but the United States Securities and Exchange Commission only requires ownership for one year to file a resolution).

I have enclosed an example of a letter that one of SEIU's custodians has provided us for this purpose for shares in another company.

Please return your statement to my attention either by facsimile (202) 898-3309 or by mail to the following address:

SEIU
Ian Campbell
1313 L St NW
Washington DC 20005

If you have any questions please call me at 202-898-3237.

Thank you for your assistance.

Sincerely,

Ian Campbell

SERVICE EMPLOYEES
INTERNATIONAL UNION
AFL-CIO, CLC

1313 L Street, N.W.
Washington, D.C. 20005
202.898.3200
TDD: 202.898.3481
www.seiu.org

Exhibit F

Fidelity Investments®

1. Name and Address of Customer (s)	2. Requestors address (if applicable)
SERVICE EMPLOYEES INTNL UNION ATTN: PAT BISHOP 1313 L ST NW WASHINGTON DC 20005-4101	SEIU IAN CAMPBELL 1313 L ST NW WASHINGTON DC 20005

3. Deposit accounts of applicants

Type of account	Account Number	Current Balance	Date Opened	Type of Registration
Brokerage	X37-225762 Reckson Assc Realty Corp	$3,673.00 164 Shares	1/11/1999	Unincorporated Association

4. Additional information:

5. Authorized Signature:	6. Title:	
Geralyn Wiedeman	Customer Service Specialist	November 12, 2001
7. Please print or type name signed in Item 5 Geralyn Wiedeman	8. Our file: W01180-12NOV01	

Fidelity Service Company, Inc.
P.O. Box 770001
Cincinnati, OH 45277-0002

Exhibit G

SEIU
Stronger Together

ANDREW L. STERN
International President

ANNA BURGER
International Secretary-Treasurer

PATRICIA ANN FORD
Executive Vice President

ELISEO MEDINA
Executive Vice President

TOM WOODRUFF
Executive Vice President

SERVICE EMPLOYEES
INTERNATIONAL UNION
AFL-CIO, CLC

1313 L Street, N.W.
Washington, D.C. 20005

202.898.3200
TDD: 202.898.3481
www.SEIU.org

November 26, 2001

Fidelity Investments
Account Verification
PO Box 770001
Cincinnati, OH 45277-0007

VIA UPS OVERNIGHT
SECOND REQUEST

Dear Sir or Madam:

Fidelity Investments' Customer Service Department referred my request to your attention. The Service Employees International Union (SEIU), account number X37-225762 and ID number 360852885, needs a letter from Fidelity Investments confirming ownership of a particular security.

In order to file a shareholder resolution with Boston Properties, Inc. we need a statement from Fidelity confirming that SEIU owns 89 shares of the security and that we have owned these shares continuously for at least one year (in fact, we have held them longer, but the United States Securities and Exchange Commission only requires ownership for one year to file a resolution).

If possible, on the Fidelity Verification form you could indicate in Box #4 that SEIU has held these shares in excess of one year it would be helpful.

Please return your statement to my attention either by facsimile (202) 898-3309 or by mail to the following address:

SEIU
Ian Campbell
1313 L St NW
Washington DC 20005

If you have any questions please call me at 202-898-3237.

Thank you for your assistance.

Sincerely,

Ian Campbell

8105-1000

Exhibit H

Fidelity Investments®

1. Name and Address of Customer (s)	2. Requestors address (if applicable)
SERVICE EMPLOYEES INTNL UNION ATTN: IAN CAMPBELL 1313 L ST NW WASHINGTON DC 20005-4101	

3. Deposit accounts of applicants

Type of account	Account Number	Current Balance	Date Opened	Type of Registration
Mutual Fund	X37-225762	239866.77	1/11/1999	Corporate Account

4. Additional information:
Per attached statements the following funds are held by
Service Employees International Union as of the November 30, 2000 and are still held by SEIU as can be seen on the November 2001 statement:
Duke Realty Corp 137.00 shares / Jones Lang LaSalle Inc. 220.00 shares
Kilroy Realty Corp 132.00 shares / Boston Properties Inc. 89.00 shares

5. Authorized Signature:	6. Title:	
Sharon Broughton	Customer Service Specialist	December 5, 2001
7. Please print or type name signed in Item 5 Sharon Broughton	8. Our file: W00194-05DEC01	

Exhibit I

SEIU
Stronger Together

ANDREW L. STERN
International President

ANNA BURGER
International Secretary-Treasurer

PATRICIA ANN FORD
Executive Vice President

ELISEO MEDINA
Executive Vice President

TOM WOODRUFF
Executive Vice President

SERVICE EMPLOYEES
INTERNATIONAL UNION
AFL-CIO, CLC

1313 L Street, N.W.
Washington, D.C. 20005

202.898.3200
TDD: 202.898.3481
www.SEIU.org

December 6, 2001

Fidelity Investments
Account Verification
100 Magellan Way
Mailzone KE2C
Covington, KY 41015-4399

VIA UPS OVERNIGHT

Dear Sir or Madam:

Fidelity Investments' Customer Service Department referred my request to your attention. The Service Employees International Union (SEIU), account number X37-225762 and ID number 360852885, needs a letter from Fidelity Investments confirming ownership of a particular security.

This is my second series of request for some of these shares because of confusion surrounding the document that I need. To solve this I've enclosed a copy of the Fidelity form that I would like you to process for this request. (The example I've included is for our holdings in Reckson Associates.)

If you have any questions I urge you to call me at 202-898-3237 since my need for these documents is time sensitive and I would like to not have to submit another request if at all possible.

If possible, I would like a separate form for each security. The securities I would like to receive verification for are:

Boston Properties	89 shares
Duke Realty	137 shares
Jones Lang LaSalle	220 shares
Kilroy Realty	132 shares
Arden Realty	150 shares
Vornado Realty	96 shares
Crescent Real Estate Equities	147 shares

If possible, on the Fidelity Verification form you could indicate in Box #4 that SEIU has held these shares in excess of one year it would be helpful.

Please return the form my attention either by facsimile 202-898-3309 or mail. (You must use this number for me to receive it the other fax number you have sent materials to is in a different location).

If you have any questions please call me at 202-898-3237.

Thank you for your assistance.

Sincerely,

Ian Campbell

Exhibit J

Customer Agreement

General Information

This agreement between me and Fidelity Brokerage Services LLC, ("FBS") and National Financial Services LLC ("NFS") (collectively "Fidelity" or "you") sets forth the terms and conditions governing the Brokerage non-retirement account (known as, among other things, the Fidelity Account℠) (the "Account"), and includes this General Information section, The Margin Account Agreement, Electronic Services Customer Agreement, the Terms of Use of Third Party Content, and Fidelity Dividend Reinvestment Agreement.

The Fidelity Account offers integrated financial services including an FBS securities account (the "securities account") linked with an income earning account or an eligible money market fund ("transaction fund") at my option, and as selected by me: (1) checking services provided by one or more banks as you may select from time to time; (2) a Fidelity American Express® Gold Card or Fidelity American Express® *Platinum Card*,® issued by American Express Centurion Bank; (3) a Visa® Gold Check Card, issued by PNC Bank, Delaware; (4) electronic funds transfer services, including bill payment services and electronic fund share purchases and redemptions.

Fidelity does not promote day-trading strategies. I understand that trading in volatile markets can present increased challenges and risks, which may include:

First, the risk of market orders being executed at unexpectedly high prices. If I have limited assets to pay for a transaction, such as in a retirement account with contribution restrictions, I will consider placing a limit order. If I cannot pay for a transaction, Fidelity may be required to liquidate account assets at my risk.

Second, delays in quotes, order execution and reporting. In volatile markets, transmission of quotes, orders, and execution reports may be delayed, even for information which appears to be real time. Security prices can change dramatically during such delays.

Third, it may not be possible to cancel an order previously submitted, even if I have received a confirmation that you have received my cancellation order. As a result, I understand that I will be sure my prior order is actually cancelled before entering a replacement order.

Fourth, certain securities, such as IPOs trading in the secondary market and Internet and other technology-related stocks, are subject to particular volatility. I will consider managing market risk with limit orders.

Fifth, access to Fidelity or my account can be delayed by factors such as high telephone volume or systems capacity limitations. I understand I may have alternative ways of reaching Fidelity, such as the Web and telephone representatives, in addition to the automated telephone system.

For more complete information regarding this topic, I will contact Fidelity.

1. Nature of Services Provided Upon acceptance of my application, I understand you will maintain an account for me and, as my broker, buy or sell securities according to my instructions. All decisions relating to my investment or trading activity shall be made by me or my duly authorized representative and I accept full responsibility for such decisions.

I agree to notify you in writing of any material changes in my financial circumstances or investment objectives. Any information I give you on this account and account-related products and services will be subject to verification, and I authorize you to obtain a credit report about me at any time. Upon written request, you will provide the name and address of the credit reporting agency used. You also may monitor or tape record conversations with me in order to verify data about any transactions I request, and I consent to such monitoring or recording. I also understand that my account is carried by NFS, an affiliate of FBS. I understand that Fidelity will not be responsible for the accuracy, completeness, timeliness or use of any information received by me from third-party data services and that Fidelity does not make any warranty concerning such information.

FBS routes most orders to its affiliated broker/dealer, NFS. NFS transmits customer orders for execution to various exchanges or market centers based on a number of factors. These include: size of order, trading characteristics of the security, favorable execution prices (including the opportunity for price improvement), access to reliable market data, availability of efficient automated transaction processing, and reduced execution costs through price concessions from the market centers. Certain of the market centers may execute orders at prices superior to the publicly quoted market in accordance with their rules or practices. While a customer may specify that an order be directed to a particular market center for execution,* NFS's order-routing policies, taking into consideration all of the factors listed above, are designed to result in favorable transaction processing for customers.

FBS and/or NFS receives remuneration, compensation or other consideration for directing customer orders for equity securities to particular broker/dealers or market centers for execution. Such consideration, if any, may take the form of financial credits, monetary payments or reciprocal business.

*Please note: Orders placed through Fidelity's telephone, electronic, wireless or online trading systems cannot specify a particular market center for execution.

2. Applicable Rules and Regulations

All transactions through Fidelity are subject to the constitution, rules, regulations, customs, and usages of the exchange, market, or clearing house where executed, as well as to any applicable federal or state laws, rules, and regulations.

I am aware that various federal and state laws or regulations may be applicable to transactions in my account regarding the resale, transfer, delivery or negotiation of securities, including the Securities Act of 1933 ("Securities Act") and Rules 144, 144A, 145 and 701 thereunder. I agree that it is my responsibility to notify you of the status of such securities and to ensure that any transaction I effect with you will be in conformity with such laws and regulations. I will notify you if I am or become an "affiliate" or "control person" within the meaning of the Securities Act with respect to any security held in my account. I will comply with such policies, procedures and documentation requirements with respect to "restricted" and "control" securities (as such terms are contemplated under the Securities Act) as you may require. In order to induce you to accept orders with respect to securities in my account, I represent and agree that, unless I notify you otherwise, such securities or transactions therein are not subject to the laws and regulations regarding "restricted" and "control" securities. I understand that if I engage in transactions which are subject to any special conditions under applicable law, there may be a delay in the processing of the transaction pending fulfillment of such conditions. I acknowledge that if I am an employee or "affiliate" of the issuer of a security, any transaction in such security may be governed by the issuer's insider trading policy and I agree to comply with such policy.

Pursuant to industry regulations, I will also notify you if I am or become affiliated or employed by a stock exchange, or member firm of an exchange or the NASD, a municipal securities dealer, or by Fidelity.

3. Special Account Registration.

Joint Accounts If this is a joint account, "I" refers to all account holders, and each of the account holders agrees that any account holder has authority on behalf of the joint account to: (a) buy, sell (including short sales), and otherwise deal in stocks, bonds, options, and other securities on margin or otherwise; (b) receive demands, notices, confirmations, reports, statements of account, and communications of every kind on behalf of the joint account; (c) receive money, securities, and property of every kind and dispose of the same on behalf of the joint account; (d) make agreements relating to any of the foregoing matters and to terminate, modify, or waive any of the provisions of the agreement on behalf of the joint account; (e) deal with FBS as fully and completely as if he/she alone were interested in this account and without notice to the other account participants, and (f) elect and terminate account-related products and services. All obligations and liabilities arising under this account are joint and several and may be enforced by FBS against any or all account holders.

FBS is authorized to follow the instructions of any joint account holder in every respect and to deliver any or all monies, securities, or other property to any joint account holder upon the instructions of any joint account holder, or to any other person upon such instructions, even if such delivery or payment is to that joint account holder personally and not to the other(s). FBS will be under no obligation to inquire into the purpose or propriety of such delivery or payment and is not bound to inquire into the disposition or application of such delivery or payment. This authority remains in force until written notice to the contrary is addressed to FBS and delivered to its main office in Boston. FBS, in its sole discretion and for its sole protection, may require the written consent of all account holders prior to acting upon the instruction of any account holder.

Laws governing joint ownership of property vary from state to state. I understand that I am responsible for verifying that the joint registration I select is valid in my state. Generally, however, for **joint tenants with rights of survivorship**, in the event of the death of either tenant, the entire interest in the joint account shall be vested in the surviving joint tenant(s) on the same terms and conditions. For **tenants in common**, the interest in each tenancy shall be equal unless specified and in the event of death of either tenant the interest in their share of the tenancy shall vest in the decedent's legal representative. State laws regulating **community property** vary. Consult your own legal advisor.

Custodial Accounts (Uniform Gifts to Minors Act or Uniform Transfers to Minors Act). If this is a custodial account, I understand FBS will maintain an account established under Uniform Gifts to Minors Act or Uniform Transfers to Minors Act and for which I act as custodian. I understand that I represent and warrant the assets in the account belong to the minor and all such assets, whether or not transferred out of the Fidelity UGMA/UTMA accounts, will only be used by me for the benefit of the minor. As used herein, "I" or "my" shall refer to the custodian or to the minor as the context may require.

Cash Account/Money Market Fund

4. Transaction Fund Amounts contributed and received in my Fidelity Account will be invested in an income earning account or in one of the following money market funds of my choice: Fidelity Municipal Money Market Fund, Fidelity Massachusetts Municipal Money Market Fund, Fidelity California Municipal Money Market Fund, Fidelity New York Municipal Money Market Fund, Fidelity New Jersey Municipal Money Market Fund, Fidelity Connecticut Municipal Money Market Fund, Fidelity Ohio

Municipal Money Market Fund, Fidelity Michigan Municipal Money Market Fund, or any other fund Fidelity Account makes available and is selected by me (the "transaction fund, core account"), subject to prior payment by me and on my behalf of any outstanding margin loan balances, card overdrafts or other debit items arising from, including and without limitation, card usage checkwriting, or Fidelity BillPay,℠ or authorized payments of securities account settlements. My account statement will detail all activity in the core transaction fund. This is provided in lieu of a confirmation that might otherwise be provided to me with respect to those transactions. Any free credit balances in the securities account (i.e., any cash that may be transferred out of the securities account without giving rise to interest charges) will be automatically invested on a daily basis in my transaction fund. Interest and dividends accrued daily are paid monthly on those free credit balances. A variable rate of interest or dividends may be paid on cash balances awaiting reinvestment (excluding any short credit balances) providing that accrued interest or dividends for any particular month equals or exceeds $.005. The variable rate of interest paid will be determined by the daily balance in the account. Fidelity reserves the right to increase or decrease the rate of interest at any time without notice. Initial investment in any transaction fund must meet the minimum described in the fund's prospectus. Any fund I am later able to choose as my transaction fund will also be subject to these provisions. Fidelity Management & Research Company will receive a fee for serving as an investment adviser to the transaction fund.

Investments by check will be promptly credited to my transaction fund and will earn dividends or interest on the transaction fund as described in that fund's prospectus, prior to final collection of such checks. I understand that access to the redemption proceeds of transaction fund shares purchased with monies so advanced may be withheld for up to seven business days (20 days for foreign checks) to ensure that such checks have been collected. Such withholding may result in dishonor of checks or rejection of card transactions or other debit items if monies are not otherwise available to me within my account.

Shares of the transaction fund will be redeemed at their net asset value, and I agree that such shares shall be automatically redeemed to satisfy debit balances in the securities account, card or check usage, electronic funds transfers, overdrafts, and other authorized debit items. If I so elect, and upon my instructions, monies representing the redemption of transaction fund shares may be transferred to a bank account designated by me. Such monies shall be submitted, at your election, via the Federal Reserve wire system or an automated clearinghouse system.

An investment in a money market fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other U.S. government agency. Although a money market fund seeks to preserve the value of your investment at $1 per share, it is possible to lose money by investing in a money market fund.

I ratify any instructions given on this account and any account of another Fidelity fund into or from which I exchange or any bank accounts predesignated by me, and agree that neither you nor the fund's transfer agent will be liable for any loss, cost, or expense for acting upon such instructions believed by you or the transfer agent to be genuine and in accordance with the procedures described in the fund prospectus. I understand that it is my responsibility to read the prospectus of any other Fidelity fund or non-Fidelity fund into which I purchase or exchange.

I understand certain fees may be applicable for services including but not limited to Fidelity BillPay,℠ Research@Fidelity.com and the charge card. I understand that you may change the amount of these fees and that the transaction fund will assume various charges in connection with my account. I further understand that for any special services that are not part of your regular Fidelity Account and that are requested by me and performed by you, I will pay your customary service charges.

I have received and read a copy of the prospectus of the transaction fund selected by me, containing a more complete description of the fund and its fees, charges and operations.

Transactions

5. Choice of Marketplace When securities may be traded in more than one marketplace, in the absence of specific instructions from me, Fidelity may use its discretion in selecting the market in which to place my order.

6. Purchase of Precious Metals If I direct Fidelity to purchase precious metals for me, I understand: (a) the Securities Investor Protection Corporation does not provide protection for precious metals, but if stored through Fidelity, they are insured by the depository at market value; (b) precious metals are not marginable; (c) precious metal investments can involve substantial risk due to rapid and abrupt price changes and, therefore, Fidelity cannot guarantee an advantageous purchase or liquidation price; and (d) if I take delivery of my metals, I am subject to delivery charges and applicable sales and use taxes.

7. Checkwriting, Charge Card, Check Card, or Bill Payment Service:

CHECKWRITING Optional free checkwriting is provided by such bank as you may select from time to time (the "bank"). I understand that by choosing the checkwriting feature, I may write checks on the checking service, which is governed by the rules of the bank, the applicable provisions Uniform Commercial Code and applicable state and federal law, and that you will charge me a nominal fee for check reorders and any special expenses incurred on this checking service, including a charge for checks returned for insufficient funds, stop payment requests, dishonored checks, and copies of checks. Canceled checks will not be returned. Accounts engaged in excessive checkwriting may have the checkwriting feature revoked or the account may be closed immediately at Fidelity's discretion. I understand that checks will be dishonored if the collected balance in my account is insufficient to honor a check in full, and Fidelity and the bank are not liable to me for any consequences of such dishonor.

CHARGE CARD The optional Fidelity American Express Gold Card and Fidelity American Express *Platinum Card* ("Cards") are issued by American Express Centurion Bank and are subject to approval by it. For the Fidelity American Express Gold Card the $75 Basic Card fee and the $35 Additional Gold Card fee will be paid by Fidelity as long as I maintain my Fidelity Account. For the Fidelity American Express *Platinum Card* $75 of the $300 standard *Platinum Card* fee and the $35 Additional Gold Card fee will be paid by Fidelity as long as I maintain my Fidelity Account. An Additional Fidelity American Express *Platinum Card* fee is $150. The Cards are available to non-retirement brokerage accounts with individual or joint account registrations only and cannot be issued to corporate, trust, UGMA or UTMA registrations.

By signing the accompanying application and by checking the Fidelity American Express Gold Card box contained therein, I ask that a Card be issued in my name and Card(s) issued as I request, and that American Express Centurion Bank ("the issuer") renew and replace them until I cancel. I agree to be bound by the agreement governing my Card. I understand that all purchase transactions made using this Card will be automatically paid out of funds in my Fidelity Account at the end of each billing period while all cash transactions will be paid out on a daily basis. I agree to be liable for all charges to my Card, including charges incurred with any Additional Card(s) issued now or in the future. Should sufficient funds not be available in the account when payment is due, late fees will be charged as described in the Fidelity American Express Cardmember Agreement.

I understand that I must provide all the information requested in the application and I certify that such information is accurate. I authorize the Card issuer to verify the information on the application and to receive and exchange information about me, including requesting reports from consumer reporting agencies. If I ask whether or not a consumer report was requested, the Card issuer will tell me and if the Card issuer received a report, the issuer will give me the name and address of the agency that furnished it. If my application is approved, I authorize the issuer and its affiliates and subsidiaries to contact these sources for information at any time, to use information about me, including information from this application and from consumer reports, for marketing and administrative purposes and to share such information with each other. I may direct the Card issuer not to share with its affiliates and subsidiaries certain credit information (other than transaction or experience information) about me or any Additional Card applicant(s) by writing to the issuer at: American Express, P.O. Box 7852, Ft. Lauderdale, FL 33329. I will include my Social Security number and indicate if my request applies to any Additional Card applicant(s) as well.

Additional Cards: I have advised Additional Card applicant(s) that the Card issuer may obtain, verify, exchange and use information about them in the same manner described above, that they may be responsible for payment of their own charges if I fail to pay them, and that their own credit records may be affected by non-payment.

I acknowledge that any benefit or service offered with the Card may be modified or terminated at any time.

Fidelity American Express Gold Card

Annual Fees: $0*	All purchase transactions made using this Card are automatically paid out of funds in my Fidelity Account at the end of each billing period.
Late Fees: Initially up to $25, thereafter up to the greater of $30 or 2.9% of delinquent balance.	

*The $75 Basic Card fee and the $35 Additional Card fee will be paid by Fidelity as long as I maintain my Fidelity Account.

Fidelity American Express *Platinum Card*

Annual Fees: Basic Card: $225** Additional Card: $150 Additional Gold Card: $0***	All purchase transactions made using this Card are automatically paid out of funds in my Fidelity Account at the end of each billing period.
Late Fees: The greater of $30 or 2.9% of delinquent balance.	

**$75 of the $300 standard *Platinum Card* fee will be paid by Fidelity as long as I maintain my Fidelity Account.

***The $35 fee for each Additional Gold Card is paid by Fidelity as long as I maintain my Fidelity Account.

AN APPLICANT, IF MARRIED, MAY APPLY FOR A SEPARATE CARD.

Notice to Married Wisconsin Residents: No provision of any marital property agreement, unilateral agreement, or court decree under Wisconsin's Marital Property Act will adversely affect a creditor's interest unless prior to the time credit is granted, the creditor is furnished a copy of that agreement or decree, or is given complete information about the agreement or decree.

Fidelity Accounts which maintain more than $500,000 in assets or coded as Premium will not be charged a $1.50 ATM fee ("the fee"). Fidelity Accounts which maintain between $100,000 and $500,000 in assets will receive up to three (3) free ATM transactions per calendar month, and will be charged the fee for each ATM use thereafter. All others will be charged a $1.50 fee for each ATM transaction. Assets are calculated each business day and free ATM use is extended to the account the following day. Accounts which do not maintain the stated balances may be charged the fee without notice. ATM withdrawals may be subject to other fees and limits.

All Cardmembers are responsible for ATM fees other institutions may assess for use of ATMs in their network. Refer to your Fidelity American Express® Cardmember Agreement for complete details.

CHECK CARD An optional free Fidelity VISA® Gold Check Card is provided by PNC Bank, Delaware ("PNC") and is subject to approval by it. I authorize PNC to check my credit and employment history and to ask me questions about my payment experience. The card is available to non-retirement brokerage accounts with individual, joint, and certain trust registrations; however, it cannot be issued to accounts without Social Security or taxpayer ID number. If approved, PNC will issue a card to me and I am responsible for all card usage. I authorize Fidelity to debit my account to satisfy card transaction upon notice from PNC. As used in this agreement, the total value of the core account and margin loan shall be the "collected balance." I understand that in the case of the accounts with the Fidelity AccessLine® feature, total check card transactions (including merchant transactions, authorizations, and ATM withdrawals) may not exceed my collected balance. I understand in the case of accounts without the AccessLine feature, such total check card transactions generally may not exceed $10,000 per day and may be lower in some cases. In any event, I understand that I am responsible for all authorized transactions. I understand that authorization requests will reduce my collected balance by the amount of the authorization even if the authorization does not result in a transaction. I further understand that my usage of the debit card will be governed by PNC's Check Card Agreement and Disclosure Statement for this service and applicable state and federal law. I also understand that my first five ATM transactions are free; however, I will be responsible for any service fee charge by the bank providing ATM access. Thereafter a $1 ATM transaction will be debited from my core account as incurred. I understand that I may incur a surcharge imposed by the bank that owns the ATM, and this fee is not charged or regulated by Fidelity.

BILL PAYMENT I hereby understand that FBS is the provider of the Fidelity BillPay℠ service. I hereby understand that and/or agree to:

(1) authorize FBS to post bill payment transactions originating from the Fidelity BillPay service to my Fidelity Account; (2) my request to add Fidelity BillPay to my Fidelity Account is subject to review and acceptance by the provider of the service; (3) the Fidelity BillPay service is subject to the Fidelity BillPay Service Agreement; (4) any use of the Fidelity BillPay service confirms my agreement to the Fidelity BillPay Service Agreement; (5) I may terminate the Fidelity BillPay service at any time by calling or writing the customer service phone number or address provided in the Fidelity BillPay Service Agreement; and (6) I hereby authorize the provider of the service to honor any instructions entered through the Internet using my Social Security number and personal identification number.

I understand first-time Fidelity BillPay customers will receive the first three months at no charge. I further understand that thereafter, Fidelity BillPay customers who maintain $30,000 or more in certain retail assets at Fidelity (limitations apply; visit Fidelity.com or call for details) will not be charged a monthly BillPay fee. Customers who do not maintain this asset minimum will be charged $6.95 per month. Account reviews will occur monthly at month end to determine the fee level for the next month.

8. Electronic Funds Transfer I may elect any or all of the following electronic funds transfer services: (a) telephone purchase and redemption (wire redemption authorization will also include payment via electronic funds transfer) of fund shares to be settled through my designated bank account; (b) authorization of bill payments to preestablished merchants or other accounts to be settled through the Fidelity Account; and (c) direct transmission to my brokerage account of payments to be made to me by others on a preestablished, periodic basis.

Bank Wire and Fidelity Money Line® ("electronic funds transfer" or "EFT") are two services that enable me to electronically transfer money between my bank account and my Fidelity Account.

Bank Wires are processed through the Federal Reserve wire system, and are normally completed on the business day following my request.

Electronic funds transfers are processed through the Automated Clearing House ("ACH"). My bank must be an ACH member for me to use this service, and one common name must appear on both my bank and Fidelity Accounts. The minimum EFT transaction is $10 and the maximum is $99,999. EFTs are normally completed within three business days, and credits to my account are subject to a five- to seven-day collection process.

I hereby constitute and appoint FSC and FBS, my true and lawful attorney, to surrender for redemption any and all shares held in my accounts with full power of substitution in the premises. FSC and FBS are hereby authorized and directed to accept and act upon any directions for redemptions of shares held in my account from any person who requests payment to be made to the bank account above. I understand and agree that FSC and FBS will not be liable for any loss, expense, or costs arising out of any telephone request for redemption so long as FSC and FBS transmit the redemption proceeds to the bank account identified. FSC and FBS reserve the right to cease to act as agents to the above appointment upon 30 days' written notice to the address of record listed on my application. I further certify and agree that the above certifications, authorizations, and appointments in this document will continue until FSC and FBS receive actual written notice of any change thereof.

Settlement

9. Payment of Items I understand that all debit items, including checks, debit or check or charge card charges, bill payments, securities account purchases, and electronic funds transfers, will be accumulated daily (or monthly in the case of card charges), and that you will promptly pay each on my behalf to the extent sufficient funds are available. I will maintain sufficient assets in my account to satisfy all obligations as they become due. I understand that payment of any debit items in my account will be made first from amounts contributed by me or on my behalf and available that day, or from the proceeds of redemption of transaction fund shares and second, should this source prove insufficient, and I have selected the margin option, from margin loans made by Fidelity within the available margin loan value of my securities account; and third, should these sources prove insufficient or not applicable and at Fidelity's discretion, from other Fidelity money market mutual funds in my account, which you are hereby authorized to redeem to pay such items. As used in this agreement, the total of cash and margin loan value shall be the "collected balance." Any such amount will be a loan by Fidelity to me and will be secured by the securities in my account. If Fidelity extends credit to me, interest will be charged from the date credit is extended, and is subject to the terms of the Margin Account Agreement.

Fidelity shall not be responsible for the dishonor of any transaction due to insufficient collected balance. Other transactions that I initiate or to which I have consented may also reduce my collected balance.

I understand that if the collected balance in my account is insufficient to pay any item, subject to the issuing bank electing to advance funds on my behalf as described above in connection with card charges, such items will not be honored. I will promptly return to you any assets that you distribute to me but to which I am not entitled.

10. Settlement of Transactions In the absence of a specific demand, all transactions in any of my accounts are to be paid for, securities delivered, or required margin deposited, no later than 2 p.m. Eastern time on the settlement date. Fidelity reserves the right to cancel or liquidate, at my risk, any transaction not timely settled. Margin calls are due on or before the date indicated regardless of the settlement date of the transactions.

11. Security Interest Any credit balances, securities, assets, or related contracts, and all other property in which I may have an interest, held by you or carried for my accounts shall be subject to a general lien for the discharge of my obligations to you, and you may sell, transfer, or assign any such assets or property to satisfy a margin deficiency or other obligation whether or not you have made advances with respect to such property. Shares of any investment company in which I have an interest, and for which Fidelity Management & Research Company serves as investment adviser and which are custodied, recordkept, or otherwise administered by an affiliate of FBS or NSF, also are subject to a general lien for the discharge of my obligation to FBS and NFS, and FBS and NFS may redeem any such shares to satisfy my obligation without further notice or demand. No provision of this agreement concerning liens or security interests shall apply to any account to the extent such application would be in conflict with any provision of the Employee Retirement Income Account of 1974, as amended, "ERISA" or the Internal Revenue Code of 1986, as amended, relating to retirement accounts.

12. Liability for Costs of Collection
I am liable for payment upon demand of any debit balance or other obligation owed in any of my accounts or any deficiencies following a whole or partial liquidation, and I agree to satisfy any such demand or obligation. I agree to reimburse FBS and NFS for all reasonable costs and expenses incurred in the collection of any debit balance or unpaid deficiency in any of my accounts, including, but not limited to, attorneys' fees.

Reporting

13. Periodic Reports I will receive a statement of all transactions quarterly, and monthly in the months in which there is activity in my account. If I elect to establish cash management features or qualify for Active Trader Services, I will receive a transaction statement monthly. The brokerage statement will detail: securities bought or sold in my securities account, whether on margin or on a fully paid basis; all purchases of merchandise, services, and cash advances made with the check or charge card; redemption checks; margin loans and repayments and interest charges, if any; the number of fund shares that were purchased or redeemed for me; and electronic funds transfers and monthly fees assessed.

14. Receipt of Communications
Communications by mail, electronic means, messenger, telegraph, or otherwise, sent to me at the U.S. postal or electronic mail address of record listed on the application, or any other address I may give FBS, are presumed to be delivered to and received by me whether actually received or not. I understand that I should promptly and carefully review the transaction confirmations and statements and notify you of any errors. Information contained on transaction confirmations and account statements is conclusive unless I object in writing within five and ten days, respectively, after transmitted to me.

Other

15. Extraordinary Events Fidelity shall not be liable for any losses caused directly or indirectly by government restrictions, exchange or market rulings, suspension of trading, war, strikes, or other conditions beyond its control, including, but not limited to, extreme market volatility or trading volumes.

16. Termination of Account My account may be terminated by me or Fidelity at any time. This agreement will remain in effect until its termination is acknowledged in writing by an authorized representative of FBS. I will remain responsible for all charges, debit items, or other transactions initiated or authorized by me, whether arising before or after termination.

If my Fidelity Account is terminated either by me or you, I will promptly return all unused checks and cards to you. I understand that failure to return such checks and cards may result in a delay in complying with my instructions as to the disposition of assets in my account. FBS reserves the right to charge a service fee or close any account that fails to maintain minimum activity or balance requirements, and further reserves the right to close an account or remit credit balances because of insufficient investment-related activity. FBS may periodically review my account activity, and reserves the right to charge reasonable inactivity fees or to close or change the optional account features, fees, and services or to cease paying interest on account credit balances for any reason including, but not limited to, insufficient investment activity in accordance with the regulations of the New York Stock Exchange and Securities Investor Protection Corporation. FBS will notify me if any changes or charges are imposed. Termination will result in the cancellation of my account and other features or privileges.

17. Modification and Miscellaneous
No provision of this agreement can be amended or waived except in writing by an authorized representative of FBS. If any provision of this agreement becomes inconsistent with any present or future law or regulation of any entity having regulatory jurisdiction over it, that provision will be superseded or amended to conform with such law or regulation, but the remainder of this agreement remains in force and effect.

The failure of Fidelity at any time to require performance by me of any provision of these terms and conditions will not limit the right to require such performance at any time thereafter. Fidelity reserves the right, at its sole discretion and without prior notice, to restrict or limit any transaction or series of transactions in any investment company advised or managed by Fidelity or its affiliates that Fidelity determines may adversely affect the investment company or its shareholders. Any failure to provide accurate trading or allocation instruction, including options transactions, may result in losses in my account. I may not assign this or any related agreement without the prior written consent of Fidelity.

I acknowledge that this Agreement constitutes the entire agreement between Fidelity and me with respect to its subject matter. This Agreement and its enforcement shall be governed by the laws of the Commonwealth of Massachusetts, except with respect to conflict of law; shall cover individually and collectively all accounts that I may open or reopen with Fidelity; and shall inure to the benefit of Fidelity's successors and assigns, whether by merger, consolidation, or otherwise. If a court of competent jurisdiction shall deem any provision unenforceable, that provision will be enforced to the maximum extent permissible, and the remaining provisions will remain in full force and effect.

Arbitration

18. Pre-Dispute Arbitration Clause I agree that all controversies that may arise between us (including but not limited to controversies concerning this or any other account maintained with you), whether arising before, on or after the date this account is opened, shall be determined by arbitration in accordance with the rules then prevailing of either the New York Stock Exchange, Inc., or National Association of Securities Dealers, Inc. as I may designate. If I do not notify you in writing of my designation within five (5) days after I receive from you a written demand for arbitration, then I authorize you to make such designation on my behalf. I understand that judgment upon any arbitration award may be entered in any court of competent jurisdiction.

I am aware of the following:

a. Arbitration is final and binding on the parties.

b. The parties are waiving their right to seek remedies in court, including the right to jury trial.

c. Pre-arbitration discovery is generally more limited than and different from court proceedings.

d. The arbitrators' award is not required to include factual findings or legal reasoning, and any party's right to appeal or to seek modification of rulings by the arbitrators is strictly limited.

e. The panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry.

No person shall bring a putative or certified class action to arbitration, nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action; or who is a member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative class action

until: (a) the class certification is denied; (b) the class is decertified; or (c) the customer is excluded from the class by the court. Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this agreement except to the extent stated herein.

Margin Account Agreement

To: Fidelity Brokerage Services LLC ("FBS"), and National Financial Services LLC ("NFS") (collectively "Fidelity" or "you").

My margin account will be established with the Automatic Repayment option. The settlement of securities purchased and other debit items (including without limitation Fidelity American Express Card(s), the Fidelity Check Card, checks and balances transfer transactions) in the Fidelity Account comes first from the available core balance and second from any margin availability. Any cash or money market fund balance in my core account will be automatically applied to my margin debit balance.

I may select the optional repayment option if I enhance my margin feature with Fidelity AccessLine® The margin availability is accessed for trade settlement in margin accounts prior to the core account. This method allows the purchase of securities to settle using margin availability while keeping a balance in the core account at the same time. I understand that the difference between interest earned on cash balances or the dividend rate earned on core money market fund balances and interest charged on AccessLine balances may result in higher net costs to me. Debit items such as Fidelity Check Card transactions, checks and balance transfer transactions come first from available core balances or money market account(s) and second from any margin availability. Regardless of which payment method I select, cash dividends paid on margin-eligible securities posted to my account automatically pay down my outstanding margin balance.

Further, I have carefully examined my financial resources, investment objectives, and tolerance for risk, along with the terms of the Margin Account Agreement, and have determined that margin financing is appropriate for me. I understand that investing on margin involves the extension of credit to me and that my financial exposure could exceed the value of my securities.

If my account is approved for margin, all marginable assets will be held in a margin account, unless I instruct you to the contrary.

1. In consideration of your accepting one or more accounts, I acknowledge that I have read, understand and agree to the terms set forth in this customer agreement. I agree to notify you of any material changes in my financial circumstances or investment objectives. Any information I give you on this account agreement will be subject to verification, and I authorize you to obtain a credit report about me at any time. Upon written request, you will provide the name and address of the credit reporting agency used. You may also tape record conversations with me in order to verify data about any transactions I request, and I consent to such recording. I also understand that my account is carried by NFS, an affiliate of FBS.

2. Security Interest: Loan of Margin Securities Any and all credit balances, securities, or contracts relating thereto, and all other property of whatsoever kind belonging to me or in which I may have an interest held by you or carried for my accounts, shall be subject to a general lien for the discharge of my obligations to you (including unmatured and contingent obligations), however arising and without regard to whether or not you have made advances with respect to such property and without notice to me, may be carried in your general loans, and all securities may be pledged, re-pledged, hypothecated or re-hypothecated, separately or in common with other securities or any other property, for the sum due to you thereon or for a greater sum and without retaining in your possession and control for delivery a like amount of similar securities or other property. At any time and from time to time you may, at your discretion, without notice to me, apply and/or transfer any securities, contracts relating thereto, cash or any other property therein, interchangeably between any of my accounts, whether individual or joint, from any of my accounts to any account guaranteed by me. You are specifically authorized to transfer to my cash account, on the settlement day following a purchase made in that account, excess funds available in any of my other accounts, including, but not limited to, any free balances in any margin account, sufficient to make full payment of this cash purchase. I agree that any debit occurring in any of my accounts may be transferred by you at your option to my margin account.

Shares of any investment company in which I have an interest and for which Fidelity Management & Research Company serves as investment advisor and which are custodied, record kept or otherwise administered by an affiliate of FBS or NFS, also are subject to a general lien for the discharge of my obligations to FBS and NFS, and FBS and NFS may redeem any such shares to satisfy my obligation without further notice or demand. However, no provision of this agreement concerning liens or security interests shall apply to any account to the extent such application would be in conflict with any provisions of ERISA or the Internal Revenue Code relating to retirement accounts.

In return for your extension or maintenance of credit in connection with my account, I acknowledge that the securities in my margin account, together with all attendant rights of ownership, may be lent to you or lent out to others. In connection with such loans and in connection with securities loans made to me to facilitate short sales, you may receive and retain certain benefits to which I will not be entitled. In certain circumstances, such loans may limit, in whole or in part, my ability to exercise voting rights of the securities lent.

3. Payment Upon Demand I will maintain such margins as you may in your discretion require from time to time and will pay on demand any debit balance owing with respect to any of my accounts. I will be liable to you for any deficiencies in such account in the event of the liquidation of such accounts, in whole or in part, by you or me. Whenever in your sole discretion you deem it desirable for your protection (and without the necessity of a margin call or any other form of notice), you may, without prior demand, tender, and without any notice of the time or place of sale, all of which are expressly waived, sell any or all securities or contracts relating thereto that may be in your possession, or that you may be carrying for me, or buy any securities, or contracts relating thereto of which my account or accounts may be short, in order to close out in whole or in part any commitment on my behalf, or you may place stop orders with respect to such securities and any of the foregoing sales or purchases may be made at your discretion on any stock exchange, before or after hours market, or other market where such business is then transacted, or at public auction or private sale, with or without advertising, no demands, calls, representations, assurances, tenders or notices that you may make or give nor any prior course of conduct or dealings between us shall invalidate or modify your rights as set out above to take such actions as you deem desirable for your protection. You shall have the right to purchase for your own account any or all of the aforesaid property at such sale, discharged of any right of redemption which is hereby waived. I understand that my financial exposure could exceed the value of securities in my account. I am liable for payment upon demand of any debit balance or other obligation owed in any of my accounts or any deficiencies following a whole or partial liquidation, and I agree to satisfy any such demand or obligation. Interest will accrue on any such deficiency at prevailing margin rates until paid. I agree to reimburse FBS and NFS for all reasonable costs and expenses incurred in the collection of any debit balance or unpaid deficiency in any of my accounts, including, but not limited to, attorneys' fees. I understand that no provision of this agreement can be amended or waived except in writing signed by an authorized representative of Fidelity and that this agreement shall continue in force until its termination by me is acknowledged in writing by an authorized representative of Fidelity, or until written notice or termination by you shall have been mailed to me at my address last given.

4. Settlement of Transactions In the absence of a specific demand, all transactions in any of my accounts are to be paid for, securities delivered or required margin deposited no later than 2 p.m. Eastern time on the settlement date. Fidelity reserves the right to cancel or liquidate, at my risk, any transaction not timely settled. Margin calls are due on or before the date indicated regardless of the settlement date of the transaction.

5. Receipt of Communications
Communications by mail, electronic means, messenger, telegraph or otherwise, sent to me at the U.S. postal or electronic mail address of record listed on the application, or any other address I may give FBS, are presumed to be delivered to and received by me whether actually received or not. I understand that I should promptly and carefully review the transaction confirmations and statements and notify you of any errors. Information contained on transaction confirmations and account statements is conclusive unless I object in writing within five and ten days respectively, after transmitted to me.

6. Rate of Interest I agree to be charged interest on any credit extended to or maintained for me by you for the purpose of purchasing, carrying, or trading in any security. The annual rate of interest that will be charged on average debit balances will be calculated by means of a formula based on Fidelity's base rate. The base rate is set at your discretion, with reference to commercially recognized interest rates, industry conditions regarding the extension of margin credit, and general credit conditions. The annual rate of interest is subject to change without prior notice in accordance with changes in the base rate. With the exception of credit balances in the short account and income account, all other balances in all of my accounts are combined to determine the daily balance and interest is charged to the margin account based on the average of any resulting daily debit balance. Interest is computed monthly on the average debit balances during the month. If, during the month, there is a change in interest rates, separate charges will be shown for each interest period under the different rate. The combining of balances, as well as the actual interest calculations, are done by computer, but interest is arrived at by multiplying the average debit balance by the effective rate of interest divided by 360, times the number of days a daily debit balance was maintained during the interest period.

7. Maintenance of Margin Requirements In the event there is a decline in the market value of the securities in the margin account, you may have to request additional collateral. You retain the right to require additional margin at any time, without notice, you deem it necessary or advisable in your sole discretion. Any such call for additional collateral may be met by delivery of additional marginable securities or cash. Any securities in any of my accounts are collateral for any debit balances in the account with you. A lien is created by these debits to secure the amount of money owed you. This means that, in accordance with the terms of this agreement, securities in the accounts can be sold by you to redeem or to liquidate any debit balances in these accounts. You reserve the right to increase maintenance requirements and to require additional collateral at any time at your sole discretion and without notice. I understand that you may borrow securities in the amount and class for which I may be carrying a short position and that you may be forced to liquidate all or part of my short position if the lender recalls the borrowed securities, which liquidation may result in a loss to me. The Federal Equal Credit Opportunity Act prohibits creditors from discriminating against credit applicants on the basis of race, color, religion, national origin, sex, marital status, age (provided the applicant has the capacity to enter into a binding contract); because all or part of the applicant's income derives from a public assistance program, or because the applicant has, in good faith, exercised any right under the Consumer Credit Protection Act. The federal agency that administers compliance with this law concerning this creditor is: Securities and Exchange Commission, 450 Fifth Street NW, Washington, DC 20549.

8. Modification or Termination of Account I understand that no provision of this agreement can be amended or waived except in writing signed by an authorized representative of Fidelity and that this agreement shall continue in force until its termination by me is acknowledged in writing by an authorized representative of Fidelity, or until written notice of termination by you shall have been mailed to me at my last address given. I will remain responsible for all charges, debit items, or other transactions initiated or authorized by me, whether arising before or after termination.

9. Applicable Rules and Regulations
If any provision hereof is or at any time should become inconsistent with any present or future law, rule, or regulation of any securities exchange, or of any sovereign government or a regulatory body thereof and if any of these bodies has jurisdiction over the subject matter of this agreement, said provision shall be deemed to be superseded or modified to conform to such law, rule or regulation, but in all other respects this agreement shall continue and remain in full force and effect.

10. Extraordinary Events Fidelity shall not be liable for loss caused directly or indirectly by government restrictions, exchange or market rulings, suspension of trading, war, strikes or other conditions beyond its control, including, but not limited to, extreme market volatility or trading volumes.

11. Choice of Marketplace When securities may be traded in more than one marketplace, in the absence of specific instructions from me, Fidelity may use its discretion in selecting the market in which to place my order.

12. Governing Law THIS AGREEMENT AND ITS ENFORCEMENT SHALL BE GOVERNED BY THE LAWS OF THE COMMONWEALTH OF MASSACHUSETTS; SHALL COVER INDIVIDUALLY AND COLLECTIVELY ALL FIDELITY ACCOUNTS WHERE APPROPRIATE THAT I MAY OPEN OR REOPEN WITH FIDELITY; SHALL INURE TO THE BENEFIT OF FIDELITY'S SUCCESSORS AND ASSIGNS, WHETHER BY MERGER, CONSOLIDATION OR OTHERWISE, AND FIDELITY MAY TRANSFER MY ACCOUNT TO YOUR SUCCESSORS AND ASSIGNS, AND THIS AGREEMENT SHALL BE BINDING UPON MY HEIRS, EXECUTORS, ADMINISTRATORS, SUCCESSORS, AND THE ASSIGNS.

13. Pre-Dispute Arbitration Agreement I AGREE THAT ALL CONTROVERSIES THAT MAY ARISE BETWEEN US (INCLUDING BUT NOT LIMITED TO ALL CONTROVERSIES CONCERNING THIS OR ANY OTHER ACCOUNT MAINTAINED WITH YOU), WHETHER ARISING BEFORE, ON OR AFTER THE DATE THIS ACCOUNT IS OPENED, SHALL BE DETERMINED BY ARBITRATION IN ACCORDANCE WITH THE RULES THEN PREVAILING OF EITHER THE NEW YORK STOCK EXCHANGE, INC., OR NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC., AS I MAY DESIGNATE. IF I DO NOT NOTIFY YOU IN WRITING OF MY DESIGNATION WITHIN FIVE (5) DAYS AFTER I RECEIVE FROM YOU A WRITTEN DEMAND FOR ARBITRATION, THEN I AUTHORIZE YOU TO MAKE SUCH DESIGNATION ON MY BEHALF. I UNDERSTAND THAT JUDGMENT UPON ANY ARBITRATION AWARD MAY BE ENTERED IN ANY COURT OF COMPETENT JURISDICTION.

(a) ARBITRATION IS FINAL AND BINDING ON THE PARTIES.

(b) THE PARTIES ARE WAIVING THEIR RIGHT TO SEEK REMEDIES IN COURT, INCLUDING THE RIGHT TO JURY TRIAL.

(c) PRE-ARBITRATION DISCOVERY IS GENERALLY MORE LIMITED THAN AND DIFFERENT FROM COURT PROCEEDINGS.

(d) THE ARBITRATORS' AWARD IS NOT REQUIRED TO INCLUDE FACTUAL FINDINGS OR LEGAL REASONING AND ANY PARTY'S RIGHT TO APPEAL OR TO SEEK MODIFICATION OF RULINGS BY THE ARBITRATORS IS STRICTLY LIMITED.

(e) THE PANEL OF ARBITRATORS WILL TYPICALLY INCLUDE A MINORITY OF ARBITRATORS WHO WERE OR ARE AFFILIATED WITH THE SECURITIES INDUSTRY.

NO PERSON SHALL BRING PUTATIVE OR CERTIFIED CLASS ACTION OR ARBITRATION, NOR SEEK TO ENFORCE ANY PREDISPUTE ARBITRATION AGREEMENT AGAINST ANY PERSON WHO HAS INITIATED IN COURT A PUTATIVE CLASS ACTION; OR WHO IS A MEMBER OF A PUTATIVE CLASS WHO HAS NOT OPTED OUT OF THE CLASS WITH RESPECT TO ANY CLAIMS ENCOMPASSED BY THE PUTATIVE CLASS ACTION UNTIL: (A) THE CLASS CERTIFICATION IS DENIED; OR (B) THE CLASS IS DECERTIFIED; OR (C) THE CUSTOMER IS EXCLUDED FROM THE CLASS BY THE COURT. SUCH FORBEARANCE TO ENFORCE AN AGREEMENT TO ARBITRATE SHALL NOT CONSTITUTE A WAIVER OF ANY RIGHTS UNDER THIS AGREEMENT EXCEPT TO THE EXTENT STATED HEREIN.

14. Check Card An optional free Fidelity VISA® Gold Check Card is provided by PNC Bank, Delaware ("PNC") and is subject to approval by it. I authorize PNC to check my credit and employment history and to ask me questions about my payment experience. The card is available to non-retirement brokerage accounts with individual, joint, and certain trust registrations; however, it cannot be issued to accounts without Social Security or taxpayer ID number. If approved, PNC will issue a card to me and I am responsible for all card usage. I authorize Fidelity to debit my account to satisfy card transactions upon notice from PNC. As used in this agreement, the total value of the core account and margin loan shall be the "collected balance." I understand that in the case of the accounts with the Fidelity AccessLine® feature, total check card transactions (including merchant transactions, authorizations, and ATM withdrawals) may not exceed my collected balance. I understand in the case of accounts without the AccessLine feature, such total check card transactions generally may not exceed $10,000 per day and may be lower in some cases. In any event, I understand that I am responsible for all authorized transactions. I understand that authorization requests will reduce my collected balance by the amount of the authorization even if the authorization does not result in a transaction. I further understand that my usage of the debit card will be governed by PNC's Check Card Agreement and Disclosure Statement for this service and applicable state and federal law. I also understand that my first five ATM transactions are free; however, I will be responsible for any service fee charge by the bank providing ATM access. Thereafter a $1 ATM transaction will be debited from my core account as incurred. I understand that I may incur a surcharge imposed by the bank that owns the ATM, and this fee is not charged or regulated by Fidelity.

Disclosure of Credit Terms on Margin Transactions

Please Read This Agreement in Its Entirety Before Signing Application.

Securities and Exchange Commission Rule 10b-16 requires a broker who extends credit to a customer in connection with any security transaction to furnish the customer-specified information describing the terms, conditions, and methods pursuant to which interest charges are made to customers' accounts. This disclosure is provided to you, the customer, in conformity with that rule.

Interest will be charged on all accounts for any credit extended to or maintained for customers by Fidelity for the purpose of purchasing, carrying, or trading in securities or otherwise.

The annual rate of interest you will be charged may vary from a minimum of 1⁄4% below to a maximum of 2% above Fidelity's base rate, depending upon the amount of your average debit balance.

Average Debit Balance	Interest to Be Charged Above/Below Base Rate
$0–$9,999	+2.00%
$10,000–$24,999	+1.50%
$25,000–$49,999	+1.00%
$50,000–$99,999	+0.50%
$100,000–$1,999,999	0.00%
$2,000,000–$4,999,999	–0.35%
$5,000,000+	–0.60%

The base rate is set at our discretion with reference to commercially recognized interest rates, industry conditions regarding the extension of margin credit, and general credit conditions.

In determining the debit balance and the resulting rate of interest, we will combine the margin account balances in all accounts, except short accounts and income accounts. Interest is then computed for each account based on the rate resulting from averaging the daily debit balances during the interest period.

Your rate of interest will be changed without notice in accordance with changes in the base rate and in your average debit balance. When your interest rate is to be increased for any other reason, you will be given at least 30 days' written notice.

Your monthly statement will show the dollar amount of interest and the interest rate charged to your account. There will be no interest charge reflected on your statement if your monthly charge is less than $1. An interest cycle will cover the period beginning with the first business day following the 20th of each month.

All securities or other property held by us in any of your accounts are collateral for any debit balances. A lien is created by those debits to secure the amount of money owed to us. This means securities in any of your accounts can be sold to reduce or liquidate entirely any debit balances in your accounts, as authorized in your Margin Account Agreement.

If there is a decline in the market value of the securities that are collateral for your debits, it may be necessary for us to request additional margin. Ordinarily, a request for additional margin will be made when the equity in the margin account (the market value of the securities in the account in excess of the debit balances) falls below our margin maintenance requirements, which may change from time to time without notice. We retain the right to require additional margin any time we deem it desirable. Margin calls can be met by delivery of cash or additional securities.

OTHER CHARGES Separate interest charges at an annual rate of 2% above Fidelity's base rate may be made in the cash account in connection with:

a) Prepayments (by approval only)—payments to a customer of the proceeds of a security sale before the regular settlement date.

b) "When-issued" transactions—when the market price of the "when-issued" security deteriorates from the customer's contract price by an amount that exceeds the customer's cash deposit, interest may be charged on such excess.

c) Late payments—payments for securities purchased that are received past settlement date.

INTEREST COMPUTATION Interest on debit balances is computed by multiplying the average daily debit balance of the account by the applicable interest rate in effect and dividing by 360, times the number of days a daily debit balance was maintained during the interest period. The daily debit balance of the account is the aggregate daily debit balance for all accounts other than your short account and income account.

Example: Fidelity Base Rate 7.50%

Date	Daily Debit Balance
May 26	$7,000
May 27	$7,000
May 28	$7,000
May 29	$7,000
May 30	$7,000
May 31	$7,000
June 1–16	$0
June 17	$20,000
June 18	$20,000
June 19	$20,000
Total of 9 days	$102,000

$102,000 divided by 9 equals $11,333.33 (daily average balance), times 9% (applicable rate 7.50% + 1.50%) divided by 360, equals $2.8333 (the daily interest charge) times 9 (the number of days the account had a net debit balance during the interest period), equals an interest charge of $25.50.

MARKING TO MARKET The credit balance in the short account will be decreased or increased in accordance with the corresponding market values of all short positions. Corresponding debits or credits will be posted to the margin account. These entries in the margin account will, of course, affect the balance on which interest is computed. Credits in your short account, other than marking to market, will not be used to offset your margin account balance for interest computation.

Important Information about Using Margin

Fidelity is furnishing this document to you to provide some basic information about purchasing securities on margin, and to alert you to the risks involved with trading securities in a margin account. Before trading securities in a margin account, you should carefully review Fidelity's Margin Account Agreement provided to you with your margin account application. Please contact Fidelity regarding any questions or concerns you may have with your margin accounts.

When you purchase securities, you may pay for the securities in full or you may borrow part of the purchase price from your brokerage firm. If you choose to borrow funds from your firm, you will open a margin account with Fidelity. The securities in your accounts are Fidelity's collateral for the loan to you. If the securities in your account decline in value, so does the value of the collateral supporting your loan, and, as a result, Fidelity can take action, such as issue a margin call and/or sell securities or other assets in any of your accounts held with Fidelity, or with certain of Fidelity's affiliates, in order to maintain the required equity in the account.

It is important that you fully understand the risks involved in trading securities on margin. These risks include the following:

• **You can lose more funds than you deposit in the margin account.** A decline in the value of securities you purchased on margin may require you to provide additional funds or margin-eligible securities to Fidelity to avoid the forced sale of any securities or assets in your account(s).

• **Fidelity can force the sale of securities or other assets in your account(s).** If the equity in your account falls below the maintenance margin requirements or Fidelity's higher "house" requirements, Fidelity can sell the securities or other assets in any of your accounts held at Fidelity, or with certain of Fidelity's affiliates to cover the margin deficiency. You also will be responsible for any short fall in the account after such a sale, possibly including Fidelity's costs related to collecting the short fall.

• **Fidelity can sell your securities or other assets without contacting you.** Some investors mistakenly believe that a firm must contact them for a margin call to be valid, and that the firm cannot liquidate securities or other assets in their accounts to meet the call unless the firm has contacted them first. This is not the case. Most firms will attempt to notify their customers of margin calls, but they are not required to do so. In addition, even if a firm has contacted a customer and provided a specific date by which the customer can meet a margin call, the firm can still take necessary steps to protect its financial interests prior to that date, including immediately selling the securities without notice to the customer.

• **You are not entitled to choose which securities or other assets in your account(s) are liquidated or sold to meet a margin call.** Because the securities and any other assets in your account(s) are collateral for the margin loan, Fidelity has the right to decide which assets to sell in order to protect its interests.

• **Fidelity can increase its "house" maintenance margin requirements at any time and is not required to provide you advance notice.** These changes in firm policy often take effect immediately and may result in the issuance of a maintenance margin call. Your failure to satisfy the call may cause Fidelity to liquidate or sell securities or any other assets in your account(s).

• **You are not entitled to an extension of time on a margin call.** While an extension of time to meet margin requirements may be available to customers under certain conditions, a customer does not have a right to the extension.

• **Short selling is a margin account transaction and entails the same risks as described above.** Fidelity can buy in your account securities to cover a short position without contacting you, and may use all or any portion of the assets in your account to make such a purchase. If the assets in your account are not sufficient to cover the cost of such a purchase, you will be responsible for any shortfall, possibly including Fidelity's costs in collecting the shortfall.

• **In addition to market volatility, the use of bank card, checkwriting and similar features with your margin account may increase the risk of a margin call.**

Electronic Services Customer Agreement

1. Overview I understand that this Agreement ("Agreement") between Fidelity and me (Fidelity refers to Fidelity Brokerage Services LLC, Fidelity Distributors Corporation and National Financial Services LLC, as the context may require) states the terms and conditions of my use of Fidelity's Electronic Services. Fidelity's Electronic Services (the "Services") include Fidelity On-line Xpress+®, Fidelity Automated Service Telephone (FAST®), Powerstreet℠ Online Trading, Powerstreet Pro,℠ Fidelity's alerts and wireless trading services and any online securities trading or informational system, Web-based, wireless or otherwise, established by Fidelity directly or through online business partners that Fidelity may make available in the future. The Services make available to me a variety of interactive computer, hand-held device and telephone services which generally allow me to access my Fidelity accounts, enter orders to buy and sell certain securities, and obtain quotations and other information via electronic transmission.

I agree to use the Services only in accordance with this Agreement.

2. Responsibilities of User; Scope of Use I shall be the only authorized user of the Services under this Agreement and shall only use the Services for my personal, noncommercial purposes. I agree not to re-disseminate any information obtained under this agreement in any manner to third parties without the express written consent of Fidelity. I shall be responsible for the confidentiality and use of my password(s) and other security data, methods and devices. I understand that I shall be solely responsible for all orders electronically transmitted, or use of any data, information, or services obtained, using my passwords and other security data. I accept full responsibility for the monitoring of my account. I agree that Fidelity shall not be under a duty to inquire as to the authority or propriety of any instructions given to Fidelity by me or via my personal identification number ("PIN"), and shall be entitled to act upon any such instructions; and Fidelity will not be liable for any loss, cost, expense or other liability arising out of any such instructions. I agree that the Services are the proprietary property of Fidelity and/or third parties from which Fidelity has obtained rights.

I understand that I must use caution when placing market orders because the price of securities may change sharply during the trading day or after hours and that if I have limited assets to pay for a transaction, such as in a retirement account with contribution restrictions, I should consider placing a limit order. In addition, I understand and agree that if I cannot pay for a transaction, Fidelity may liquidate account assets at my risk. I also understand that during periods of heavy trading or volatility, the quotes provided as "real time" may not reflect current market prices or quotes. In addition, when quotes are rapidly changing, each quote update may not be reported to me.

I represent and agree that the following statements are and will continue to be true for so long as I have access to the Services: (a) I will not use any information or market data provided by a national securities exchange or association in connection with any professional or commercial activities, and I agree to notify you if I intend to do so and to pay any additional charges in connection therewith; and (b) I will not use the Services in conjunction with any business as a broker/dealer, investment advisor, futures commission merchant, commodities introducing broker, or commodity trading advisor, member of a securities exchange or association or futures contract market, or an owner, partner or associated person of any of the foregoing; and (c) If I am employed by a bank or insurance company or an affiliate of either I will not perform functions related to securities or commodity futures trading activity, except with respect to my personal account(s) with Fidelity.

3. User Consent I recognize that my use of the Services may involve the transmission to me of information that may be considered personal financial information, including but not limited to the identity and number of shares that I trade and the net dollar price for the shares. I consent to the transmission by electronic means of such information through the Services; such consent shall be effective at all times that I use the Services.

If I use a Service, I agree and consent to receive Fidelity's privacy notices or policies electronically, and to such end Fidelity and its affiliates may post privacy notices or policies on its Web sites. I understand that telephone calls to Fidelity may be monitored or recorded, and hereby consent to such monitoring or recording.

4. Error Notification I understand that all trade orders placed through the Services are at my sole risk and responsibility. I further understand I must notify Fidelity of the existence of certain circumstances relating to my use of the Services. Specifically, I agree that any trade orders given by me and any information furnished to me by use of the Services shall be subject to the following terms and conditions:

(a) If an order has been placed through the Services and I have not received a reference number reflecting the order, I shall immediately notify Fidelity.

(b) If an order has been placed through the Services and I have not received an accurate written confirmation of the order or of its execution within five (5) business days, I shall immediately notify Fidelity.

(c) If I have received confirmation of an order that I did

not place or any similar conflicting report, I shall immediately notify Fidelity.

(d) If there is a discrepancy in the account balance, security positions or order status reported to me by Fidelity I shall immediately notify Fidelity.

(e) If there is any other type of discrepancy or suspicious or unexplained occurrence relating to the Services or my account I shall immediately notify Fidelity.

(f) All notifications to Fidelity pertaining to this Agreement shall be directed to:

Fidelity Investments
Priority Services Retail Correspondence T2J
PO Box 500
Merrimack, NH 03054-9894

or by calling 1-800-544-6666

(g) I shall immediately notify Fidelity if my PIN and/or Access Device I use with the Services is lost or stolen or if there is unauthorized use of my PIN.

If I fail to notify Fidelity when any of the above conditions (a)–(f) occur (and in any event if the above condition (g) occurs), neither Fidelity nor any of its employees, agents, affiliates, subsidiaries, control persons, or its parent, nor any third parties, can or will have any responsibility or liability to me or to any other person whose claim may arise through me for any claims with respect to the handling, mishandling, or loss of any order or information. Notwithstanding my notification to Fidelity, Fidelity shall not be liable for any Losses related to the Services except as expressly set forth in this Agreement. I understand that Fidelity shall not be deemed to have received any order electronically transmitted by me until Fidelity has acknowledged to me that the order has been received by Fidelity. I accept full responsibility for the monitoring of my account.

5. Limitation of Liability & Disclaimer of Warranties Any liability arising out of the Services for which Fidelity is determined to be responsible shall be limited to an amount equal to the benefit which would have resulted from the transaction during the time periods in which I should have acted, as specified in Section 4 of this Agreement. Additionally, I understand that Fidelity will not be responsible for the accuracy, completeness, timeliness or use of any information received by it or received by me through the Services and that Fidelity does not make any warranty concerning such information. I understand that all orders placed through the Services are at my sole risk and responsibility. I agree that neither Fidelity nor any third party working with Fidelity to provide services hereunder shall be responsible for any damages caused by communications line failure, unauthorized access, theft, systems failure, and other occurrences beyond its reasonable control. I agree to provide all telephone and other equipment to access the Services and I will be solely responsible for paying all charges related thereto.

I expressly acknowledge and agree that the use and storage of any information, including without limitation, transaction activity, account balances, and any other information or orders available through use of the Services is at my sole risk and responsibility. NEITHER FIDELITY NOR ANY THIRD PARTY MAKES ANY REPRESENTATIONS OR WARRANTIES EXPRESS OR IMPLIED INCLUDING WITHOUT LIMITATION ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE IN RESPECT OF THE SERVICES OR ANY INFORMATION PROGRAMS OR PRODUCTS OBTAINED FROM, THROUGH, OR IN CONNECTION WITH THE SERVICES. IN NO EVENT WILL FIDELITY OR ANY THIRD PARTY BE LIABLE FOR DIRECT, INDIRECT, INCIDENTAL OR CONSEQUENTIAL DAMAGES RESULTING FROM ANY DEFECT IN OR USE OF THE SERVICES.

6. Commission Policy & Other Charges Commission discounts may be available to Fidelity Brokerage accounts which utilize the Services. However, such discounts will not apply to any transactions which for any reason cannot be placed and executed through the Services.

I agree to be liable for any and all fees, charges or expenses that Fidelity may charge or I may incur in connection with the use of the Services by me or any other person through use of my security codes, equipment, or otherwise, if any. I understand that the rates, fees, billing and terms governing services provided by Access Device vendors or Providers may be determined solely by such third party. I understand and acknowledge that Fidelity is not delivering telecommunication, Internet, paging services or any other means of electronic access and that I am responsible for maintaining appropriate contracts with third parties to obtain such services. I agree to obtain access to and be solely liable for all payments related to all equipment and Access Devices necessary to access the Services. I further understand that my ability to make use of the Services may be limited by technical or other limitations present in the equipment and Access Devices I use to access the Services.

7. Market Data I understand that each participating national securities exchange or association asserts a proprietary interest in all of the market data (including without limitation real-time quotes) it furnishes to the parties that disseminate the data. I also understand that neither Fidelity nor any participating national securities exchange or association nor any supplier of market data guarantees the timeliness, sequence, accuracy, or completeness of market data or any other market information, or messages disseminated by any party. Fidelity shall not be liable in any way, and I agree to indemnify and hold harmless Fidelity from and against any and all claims, demands, actions, losses, damages, liability, or costs, charges, counsel fees, and expenses of any nature ("Losses") arising from or occasioned by (a) any inaccuracy, error, or delay in, or omission of, (i) any such data, information, or message or (ii) the transmission or delivery of any such data, information, or message, or (b) any Losses arising from or occasioned by (i) any such inaccuracy, error, delay, or omission, (ii) nonperformance, or (iii) interruption of any such data, information, or message, due either to any act or omission by Fidelity or any other disseminating party or to any "force majeure" (i.e., flood, extraordinary weather conditions, earthquake, or other act of God, fire, war, insurrection, riot, labor dispute, accident, action of government, communications, or power failure, equipment or software malfunction) or any other cause beyond the reasonable control of any disseminating party. I understand that the terms of this Agreement may be enforced directly against me by the national securities exchanges and associations providing market data to me.

Fidelity reserves the right to limit the number of free real-time quotes, including those provided through the Services.

8. Incorporation of Other Fidelity Agreements I understand that my use of the Fidelity On-line Xpress+® software is subject to the terms of a license agreement contained with the software, and that my use of Fidelity online Services may be subject to license or usage terms posted online by Fidelity. I agree to be bound by the terms of such license agreements, including without limitation the prohibitions on distribution and copying, the exclusion of all representations and warranties, and the limitation of remedies to the replacement of defective disks.

I understand that all the terms and conditions which govern the account(s) at Fidelity which I access via the Services (including without limitation, the Fidelity Brokerage Customer Agreement, Margin Agreement, Options Agreement, Fidelity Brokerage Retirement Account Customer Agreement, and/or applicable mutual fund prospectus(es) are incorporated herein by reference. In addition, I understand that trading in my account is subject to Fidelity's trading policies and limitations that are in effect and subject to change from time to time.

9. Security To the extent that any Services use Internet, wireless or related electronic or telephonic services to transport data or communications, Fidelity will take reasonable security precautions, but Fidelity disclaims any liability for interception of any such data or communications. Fidelity shall not be responsible for, and makes no warranties regarding, the access, speed or availability of such services.

10. Modification & Termination I agree that Fidelity may modify, change, or discontinue the Services in whole or in part, at any time. I agree that Fidelity may immediately terminate its provision of the Services to me if I breach this Agreement, if I have jeopardized the proper and efficient operation of the Services, or if I engage in activity which is contrary to Fidelity's policies. Any unauthorized use of the Services, whatsoever, shall result in automatic termination of this Agreement.

Any modification, change or notification of termination will be made by Fidelity in writing. Fidelity may send such written communication by mail or electronic means.

11. Choice of Law I acknowledge that this Agreement constitutes the entire agreement between Fidelity and me with respect to its subject matter. This Agreement and its enforcement shall be governed by the laws of the Commonwealth of Massachusetts, except with respect to conflicts of law, and shall inure to the benefit of Fidelity's successors and assigns, whether by merger, consolidation, or otherwise. If a court of competent jurisdiction shall deem any provision unenforceable, that provision will be enforced to the maximum extent permissible, and the remaining provisions will remain in full force and effect.

Fidelity Dividend Reinvestment Service Agreement

Upon my enrollment, I agree to the following terms and conditions governing the Fidelity Dividend Reinvestment Service (the "Service") to be provided by Fidelity Brokerage Services LLC ("you" or "Fidelity") and its affiliate, National Financial Services LLC ("NFS").

1. Provision of Fidelity Dividend Reinvestment Service My enrollment in the Service will be activated on the day I notify you by telephone, or within 24 hours after receipt of my written notification, that I wish to enroll an eligible security. Upon activation of my enrollment, I agree to be bound by this Fidelity Dividend Reinvestment Service Agreement (this "Agreement") as well as any other agreements between us that apply to my Fidelity Account.

I may direct you to add the Service to either all eligible securities in my account or selected eligible individual securities. My enrollment authorizes you to automatically reinvest cash dividends and capital gain distributions paid on such eligible securities held in my account (collectively, "dividends") in additional shares of the same security.

To add or remove the Service with respect to securities in my account, I must notify you of my election on or before 9 p.m. Eastern time (ET) on the dividend record date for such security. If the dividend record date falls on a non-business day, then I must notify you on or before 9 p.m. ET one business day prior to the dividend record date for such security. Dividends will be reinvested on any shares of all enrolled securities provided that I own such shares on both the dividend record date and the dividend payable date.

Dividend reinvestment does not assure profits on my investments and does not protect against loss in declining markets.

You reserve the right to terminate or amend the Service and this Agreement at any time, including instituting commissions or transaction fees. Prior to the effective date of any such amendments, you shall send prior written notice thereof to me.

2. Eligible Accounts The Service is available to Fidelity Account customers who maintain cash, margin, or retirement brokerage accounts.

3. Eligible Securities To be eligible for the Service, the enrolled security must be a closed-end fund or domestic common stock (including ADRs), which is margin eligible (as defined by NFS), and listed on the New York Stock Exchange or the American Stock Exchange, or traded on the National Association of Securities Dealers Automated Quotation System (NASDAQ). In order for my enrollment to be in effect for a given security, my position in that security must be settled on or before the dividend record date. Foreign securities and short positions are not eligible for the service. Eligible securities must be held in street name by NFS or at a securities depository on behalf of NFS. If I attempt to enroll a security for which I have placed a buy limit order which has not been filled, my enrollment election will be held for five (5) consecutive business days, at which point I must notify Fidelity of my desire to re-enroll the security for another five (5) consecutive business days. If I am holding a security in my account that is ineligible for enrollment, and the security subsequently becomes eligible, any existing account-level reinvestment instructions will take effect for that security.

4. Eligible Cash Distributions for Reinvestment Most cash distributions from eligible securities selected for participation in the Service may be reinvested in additional shares of such securities, including cash dividends and capital gain distributions. Cash-in-lieu payments, late ex-dividend payments, and special dividend payments, however, may not be automatically reinvested. If I enroll a security in the Service, I must reinvest all of its eligible cash distributions. I understand that I cannot partially reinvest cash distributions. I also understand that I cannot use any other funds in my brokerage account to make automatic reinvestment purchases.

5. Dividend Reinvestment Transactions in Eligible Securities On the dividend payable date for each security participating in the Service, you will credit my account in the amount of the cash dividend to be paid (less any amounts required by law or agreement to be withheld or debited). Three (3) business days prior to the dividend payable date, you will combine cash distributions from my account with those from other customers requesting dividend reinvestment in the same security and use these funds to purchase securities for me and the other customers on a best-efforts basis. You will credit to my account the number of shares equal to the amount of my funds to be reinvested in a particular security divided by the purchase price per share. If several purchase transactions are required in order to reinvest my and other customers' eligible cash distributions in a particular security, the purchase price per share will be the weighted average price per share for all such shares purchased. Under certain conditions a dividend may be put on hold by the issuing company. If a dividend is on hold on the payable date, reinvestment will not be performed. If a dividend is released from hold status after dividend payable date, dividend reinvestment will be performed on the day the dividend is actually paid.

If I liquidate shares of an enrolled security between the dividend record and the business day prior to the payable date, such shares will not participate in the Service and I will receive the dividend as cash in my core account. If I liquidate shares of an enrolled security on dividend payable date, such shares will participate in the Service.

I will be entitled to receive proxy voting materials and voting rights for an enrolled security based on my proportionate shares. For mandatory reorganizations, I will receive cash in lieu of my partial shares. For voluntary reorganizations, instructions I give you will be applied to my whole shares and the partial shares will be liquidated at market price.

6. Partial Shares Automatic reinvestment of my eligible cash distributions may give me interests in partial shares of securities, which you will calculate to three decimal places. I will be entitled to receive dividend payments proportionate to my partial share holdings. If my account is transferred, if a stock undergoes a reorganization, or if stock certificates are ordered out of an account, partial share positions, which cannot be transferred, reorganized, or issued in certificate form, will be liquidated at the closing price on the settlement date. The partial share liquidation transaction will be posted to my account on the day following the settlement date. I may not liquidate partial shares at my discretion. If I enter an order to sell my entire whole share position, any remaining partial share position will be liquidated at the execution price of the sell and will be posted to my account on the settlement day. No commission will be charged for the liquidation of the partial share position.

7. Confirmations and Monthly Statements In lieu of separate immediate trade confirmation statements, all transactions made through the Service will be confirmed on my regular Fidelity Account statement. I may obtain immediate information regarding a dividend reinvestment transaction on the day after the reinvestment date by calling my local Fidelity Investor Center or Fidelity's 24-hour toll-free number.

8. Continuing Effect of Authorization; Termination I authorize you to purchase, for my account, shares of the securities I have selected for the Service. Authorizations under this section will remain in effect until I give you notice to the contrary on or before 9 p.m. ET on the dividend record date. If the dividend record date falls on a non-business day, then notice must be given on or before 9 p.m. ET at least one business day prior to the dividend record date. Such notice will not affect any obligations resulting from transactions initiated prior to your receipt of the notice. I may withdraw completely or selectively from the program. If I transfer my account within Fidelity, I must re-enroll my securities for reinvestment. Enrollment elections for securities that become ineligible for the Service will be canceled after 90 days of continuous ineligibility.

9. Automatic Dividend Reinvestment Transactions through the Depository Trust Company I understand that if I elect to participate in the Service, reinvestment for certain securities may occur through the Depository Trust Company dividend reinvestment service (the "DTC program"). DTC and the issuer determine which securities participate in the DTC program. Only certain eligible DTC program securities will participate in the Service, and such eligibility is determined by you. I can obtain immediate information regarding DTC-eligible securities by calling my local Fidelity Investor Center or Fidelity's 24-hour toll-free number.

Securities eligible for reinvestment through the DTC program portion of the Service cannot participate in the cash reinvestment portion of the Service. If a DTC-eligible security subsequently becomes DTC-ineligible, and I have elected dividend reinvestment for that security, I will automatically continue to participate in the cash reinvestment portion of the Service for that security, provided that it is eligible for the Service. If a DTC-ineligible security subsequently becomes DTC-eligible, and I have elected dividend reinvestment for that security, then I will continue to participate in the Service through the DTC program portion of the Service for that security. No communication regarding these changes will be provided to me.

You will post the DTC program transaction to my account when the details, including determination of any discount, are made available to you by DTC. Such transactions, although not posted to my account on the dividend payable date, will be effective as of such date. If I liquidate my shares after the dividend record date but before the DTC program reinvestment is posted to my account, then I will receive the dividend in cash.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 7, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Duke Realty Corporation
Incoming letter dated December 18, 2001

The proposal urges the board to take the necessary steps to declassify the board of directors.

Rules 14a-8(b) and 14a-8(f) require a proponent to provide documentary support of a claim of beneficial ownership upon request. To date, the proponent has not provided a statement from the record holder evidencing documentary support of continuous beneficial ownership of $ 2,000, or 1%, in market value of voting securities, for at least one year prior to submission of the proposal. We note, however, that Duke Realty failed to inform the proponent of what would constitute appropriate documentation under rule 14a-8(b) in Duke Realty's request for additional information from the proponent. Accordingly, unless the proponent provides Duke Realty with appropriate documentary support of ownership, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Duke Realty omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to concur in your view that Duke Realty may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- recast the sentence that begins "Concerns that the annual . . ." and ends ". . . are unfounded" as the proponent's opinion;
- recast the sentence that begins "If the owners . . ." and ends ". . .were not valued" as the proponent's opinion;
- recast the sentence that begins "A classified board . . . " and ends " . . . accountability to stockholders" as the proponent's opinion;
- recast the sentence "Classified boards like ours have become increasingly unpopular in recent years" as the proponent's opinion; and

- provide factual support in the form of a citation to a specific study and publication date for the sentence that begins "Last year . . ." and ends " . . .Sears Roebuck."

Accordingly, unless the proponent provides Duke Realty with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Duke Realty omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Keir Devon Gumbs
Special Counsel